SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

6/30/02

For the month of June 2002

HITACHI, LTD.

(Translation of Registrant's Name Into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___×___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___×___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITACHI, LTD.
(Registrant)

Date July 24, 2002

By Kazuo Kumagai
Kazuo Kumagai
Executive Vice President and Director

Contact: Yasuo Hirano
Hitachi, Ltd.
+81-3-3258-2057
yasuo_hirano@hdq.hitachi.co.jp

Scott Brooks
IBM Corporation
914-499-6734
srbrooks@us.ibm.com

HITACHI AND IBM REACH DEFINITIVE AGREEMENT ON HARD DISK DRIVE OPERATIONS

TOKYO, Japan and SAN JOSE, Calif. -- June 4, 2002 -- Hitachi, Ltd. (NYSE: HIT, TSE: 6501) and IBM today announced that they have reached a definitive agreement to transfer their hard disk drive (HDD) operations to a new standalone company under majority Hitachi ownership. These plans were originally announced in April as part of a larger storage relationship between the two companies.

Hitachi has agreed to purchase the majority of IBM's HDD-related assets for $2.05 billion, which includes the transfer of IBM's HDD-related intellectual property portfolio to the new organization. Hitachi will initially own 70 percent of this new company and will make a series of fixed payments to IBM before assuming full ownership after three years.

The new company will be based in San Jose, California, and managed by an independent team comprising executives from Hitachi and IBM's existing HDD operations. The chief executive officer will be Dr. Jun Naruse, Corporate Managing Director of Hitachi, Ltd., formerly CEO of Hitachi Data Systems, and the chief operating officer will be Dr. Douglas Grose, currently general manager of IBM's Storage Technology Division. Hitachi will select the new company's board of directors, and IBM will not be involved in its operations.

The new organization will bring together approximately 24,000 employees, about 18,000 from IBM and 6,000 from Hitachi, with major manufacturing operations at 11 locations around the world. Certain IBM HDD operations are not included in the deal.

Hitachi estimates the new company may deliver approximately $5 billion in sales in fiscal year 2003, and will target annual sales of $7 billion by fiscal year 2006. IBM and Hitachi have each agreed to multi-year HDD supply commitments from the new company.

-more-

Pending the completion of applicable regulatory processes, the deal is expected to close before year-end.

"The purchase of IBM's HDD business brings us the valuable business assets required for long-term success in this highly competitive market," said Masaaki Hayashi, Senior Vice President and Director, Hitachi, Ltd. "By combining HDD research, development, manufacturing, marketing and sales into an independently operating company, we are creating a new industry leader fully focused on the $20 billion disk-drive market. This new company is uniquely positioned for success by its broad customer portfolio, its unparalleled technological capabilities and its strong position in key growth markets, including storage-intensive consumer electronics."

"Customers will benefit from the increased efficiencies of the new company and its ability to quickly bring advanced technologies and products to market," said John E. Kelly III, senior vice president and general manager of IBM's Technology Group. "The singular focus on the HDD business will provide employees with the dedicated resources necessary to fully apply their industry-leading expertise to developing new HDD technologies and market opportunities."

In addition, IBM and Hitachi are proceeding with separate negotiations related to a planned multi-year alliance to research and develop new open standards-based technologies specific to next-generation storage networks, systems and solutions. The companies have created a process to review joint projects designed to improve interoperability, reduce complexity and improve cost of ownership for storage systems customers. Additional information on this alliance will be announced when negotiations are finalized.

< Cautionary Statement >

Statements in this document contain forward-looking information which reflect Hitachi's current views with respect to certain future events and financial performance. Actual results may differ materially from this forecast. Further, this forward-looking information is based upon assumptions of future events which may not prove to be accurate. Factors that could cause actual results to differ materially from the forecast include, but are not limited to: rapid technological change; uncertainty as to the new company's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the U.S. dollar and other currencies in which the new company makes significant sales or in which the new company's assets and liabilities are denominated; uncertainty as to the new company's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in U.S.; uncertainty as to the new company's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of the new company's major markets, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to the new company's access to, or protection for, certain intellectual property rights; the new company's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

# # #

ADDITIONAL HITACHI PRESS CONTACTS:
Japan: Tsuyoshi Miyata, Hirotaka Ohno
Hitachi, Ltd.
Tel: +81-3-3258-2057
tsuyoshi_miyata@hdq.hitachi.co.jp
hirotaka_ohn@hdq.hitachi.co.jp

Singapore: Yuji Hoshino
Hitachi Asia Ltd.
Tel: +65-231-2522
yhoshino@has.hitachi.com.sg

US: Masahiro Takahashi
Hitachi America, Ltd.
Tel: +1-650-244-7902
masahiro.takahashi@hal.hitachi.com

UK: Kantaro Tanii
Hitachi Europe Ltd.
Tel: +44-1628-585379
kantaro.tanii@hitachi-eu.com

FOR IMMEDIATE RELEASE

Contacts:

Hitachi, Ltd.
Yoshiaki Segawa
+ 81-3-3258-2055
yoshiaki_segawa@hdq.hitachi.co.jp

Hitachi to split off Display Business

Tokyo, Japan, June 18, 2002 -- Hitachi, Ltd. (TSE: 6501, NYSE: HIT) today announced that the board of directors today decided on the detailed plan to split off the Display Group as a separate company, Hitachi Displays, Ltd., on October 1, 2002 and transfer the display business to the new company, as announced on February 28, 2002.

Hitachi is a leader in the development of Super TFT and other display technologies that offer high picture-quality and a wide viewing angle, and are well-suited for displaying moving picture images. Volume production of flat panel displays is carried out at a highly efficient facility with glass substrates that are among the world's largest. Hitachi plans to build on its leading position in the display business by establishing a new company that will centralize display operations from planning, development and design to manufacturing and sales, facilitating even faster decision-making. For the new company's specialized focus on displays, Hitachi is establishing a stable, high-profit structure, and will focus on expanding its business globally and developing new businesses.

Outline of new company

Company Name	: Hitachi Displays, Ltd.
Business	: Planning, development, design, manufacturing and sales of display devices
President and Director	: Fumiaki Yonai
Capital	: 10 billion yen (100% owned by Hitachi, Ltd.)
Split-off Date	: October 1, 2002
Head Office	: Tokyo, Japan
Major Production Works	: Mobara City, Chiba Prefecture
Employees	: Approximately 7,000 (consolidated basis) at time of establishment
Sales	: Approximately 228 billion yen (consolidated basis) in the fiscal year ending March 31, 2004 (forecast)

Board of Directors and Auditors (Effective October 1, 2002, Current Positions in Parentheses)

President and Director: Fumiaki Yonai (President & Chief Executive Officer , Displays, Hitachi, Ltd.)
Executive Managing Director: Hironari Tanaka (Executive Vice President, Displays, Hitachi, Ltd.)
Executive Managing Director: Hiromi Ohtani (General Manager, Electronic Devices Sales Division, Semiconductor & Integrated Circuits, Hitachi, Ltd.)
Director: Yoshimichi Shibuya (General Manager, International Display Sales Division, Semiconductor & Integrated Circuits, Hitachi, Ltd.)
Director: Yukihiro Sato (Senior Vice President, Manufacturing Operation, Displays, Hitachi, Ltd.)
Director: Kenji Mukaiyama (Senior General Manager, Finance Department, Displays, Hitachi, Ltd.)
Director: Makoto Fujioka (Senior General Manager, Administration Department, Displays, Hitachi, Ltd.)
Director (not standing): Takashi Kawamura (Executive Vice President and Director, Hitachi, Ltd.)
Corporate Auditor: Kouichi Maruyama (Corporate Chief Engineer, Displays, Hitachi, Ltd.)
Corporate Auditor (not standing): Katsuto Kashiwahara (General Manager, Investment Planning Office, Hitachi, Ltd.)
Corporate Auditor (not standing): Kazuo Miura (General Manager, Finance Department II, Hitachi, Ltd.)

Profile of New President

Name	: Fumiaki Yonai		
Date of Birth	: December 13, 1948		
Career	: April	1971	Joined Hitachi, Ltd.
	February	1995	Senior General Manager, Cathode Ray Tube Manufacturing Department, Electron Tube & Devices Division, Hitachi, Ltd.
	May	1997	Senior General Manager, Picture Tube Design Department, Electron Tube & Devices Division, Hitachi, Ltd.
	August	1998	Deputy General Manager, Electron Tube & Devices Division, Hitachi, Ltd.
	April	1999	Executive Vice President, Displays, Hitachi, Ltd.
	April	2001	President & Chief Executive Officer, Displays, Hitachi, Ltd.

About Hitachi

Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company, with approximately 320,000 employees worldwide. Fiscal 2001 (ended March 31, 2002) consolidated sales totaled 7,994 billion yen ($60.1 billion). The company offers a wide range of systems, products and services in market sectors, including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company's Web site at http://global.hitachi.com.

# # #

(Translation)

HITACHI, LTD.
6, Kanda-Surugadai 4-chome
Chiyoda-ku, Tokyo

June 1, 2002

To Shareholders

Re: Notice of Holding the 133rd Ordinary General Meeting of Shareholders

Dear Sir/Madam:

This is to inform you that the 133rd Ordinary General Meeting of Shareholders of Hitachi, Ltd. ("Company") will be held as follows.

1. Date **Wednesday, June 26, 2002 from 10:00 a.m.**

2. Location **The Conference Room in Higashi-Ochanomizu Building**
29, Kanda-Awajicho 2-chome, Chiyoda-ku, Tokyo

3. Agenda

Reporting Matter

Report on the Business Report and the Statement of Income for the 133rd Business Term (from April 1, 2001 to March 31, 2002) and the Balance Sheet as of March 31, 2002

Matters to be resolved

Item No. 1 Approval of the Plan for Disposition of Deficit for the 133rd Business Term (from April 1, 2001 to March 31, 2002)

Item No. 2 Amendment to the Articles of Incorporation

Item No. 3 Acquisition by Hitachi, Ltd. of its own shares

Item No. 4 Election of 2 Directors

Item No. 5 Grant of retirement allowances to the retiring Directors

Very truly yours,

Etsuhiko Shoyama
President and Director

The Business Report, the Balance Sheet, the Statement of Income, the Plan for Disposition of Deficit, the Transcripts of Accounting Auditors' Audit Report and Board of Corporate Auditors' Audit Report to be provided along with the Notice of Holding the General Meeting of Shareholders, reference information regarding exercise of right to vote on resolutions and the substance of agenda Item No. 2 and 3 are included in the following pages.

Aggregate number of voting rights owned by shareholders 3,299,710 (As of March 31, 2002)

Matters to be resolved

Item No. 1 Approval of the Plan for Disposition of Deficit for the 133rd Business Term (from April 1, 2001 to March 31, 2002)

The Company posted a large accumulated deficit for the period. As a result, with great reluctance, the Board of Directors proposes paying no dividend. With a view to reinstituting a dividend payment as soon as the Company achieves a recovery in its business results, the Board also proposes reversing the special reserve and carrying forward unappropriated retained earnings to the following period.

Plan for Disposition of Deficit

	Yen
Accumulated deficit at the end of the period	**228,887,901,134**
Accumulated deficit disposed of :	
Reversal of Reserve for software program development	992,373,217
Reversal of Reserve for special depreciation	437,088,186
Reversal of Special reserve	262,000,000,000
Unappropriated retained earnings carried forward to the following period	34,541,560,269

Notes:

(1) An interim dividend of JPY 3.00 per share was paid on December 4, 2001.

(2) Reserve for software program development and Reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

Item No. 2 Amendment to the Articles of Incorporation

It is hereby proposed that to comply with the enforcement of the "Law to Amend Part of the Commercial Code" (2001 Law No. 79), the "Law to Amend Part of the Commercial Code" (2001 Law No. 128) and the "Law to Amend Part of the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (2001 Law No. 149) (collectively, the "Commercial Code as amended"), the provisions of the quorum for a General Meeting of Shareholders to adopt resolutions for the election of Directors and Corporate Auditors, the method of preparing corporate documents, etc. be amended, that to enable Directors and Corporate Auditors to fully play their roles expected of them in performing their duties, the provision to exempt them from liabilities to the Company by resolution of the Board of Directors be established and that to prepare for the hiring of outside Directors, the provision to enable the Company to enter into an agreement to limit their liabilities to the Company to a specified amount be established.

The substance of this proposition to be submitted by the Board of Directors with regard to the amendment to the Articles of Incorporation and the reasons therefor are set forth below.

The Board of Corporate Auditors has agreed unanimously to the submission of the proposition on the establishment of Article 24 (Exemption of Directors from liabilities).

Pursuant to the enforcement of the "Law to Amend Part of the Commercial Code" (2001 Law No. 79) as of October 1, 2001, the systems of par value shares and a unit of shares were abolished. Consequently, the provision of Article 8 (Par value of share) of the Articles of Incorporation (before amendment) of the Company was deleted and the provisions of Article 9 (Number of shares to constitute one unit), Article 10 (Transfer agent) and Article 11 (Share Handling Regulations) have been partially amended.

Currently in Force	Proposed Amendment (underlined)	Reason for Amendment
Article 6. (Cancellation of shares by appropriation of profit) By resolution of the Board of Directors, the Company may purchase and cancel its own shares, not exceeding 300,000,000 shares.	(to be deleted)	Pursuant to the Commercial Code as amended, these Articles will lose effect. Hence, the Company intends to rearrange the numbering of the Articles of Incorporation of the Company.
Article 7. (Granting of rights to subscribe for new shares) The Company may grant rights to subscribe for new shares as provided for in Article 280-19 of the Commercial Code of Japan to its Directors or employees.	(to be deleted)	
Article 8. [Deleted]	(to be deleted)	In accordance with the enforcement of the Commercial Code as amended concerning the abolition of the system of par value shares as of October 1, 2001, the provision of the previous Article 8 stipulating the par value of each par value share was deleted. Hence, the Company intends to rearrange the numbering of the Articles of Incorporation of the Company.
Article 9 to Article 10. (provisions omitted)	Article 6 to Article 7. (provisions omitted)	To follow the proposed deletion of Article 6, 7 and 8, the Company intends to carry up the existing Article 9 to Article 6 and the existing Article 10 and thereafter by three articles each.
Article 11. (Share Handling Regulations) In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 8. (Share Handling Regulations) In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.	The Company intends to change the numbering of this Article by decreasing three numbers and comply with the Commercial Code as amended that allows the exercise of voting rights and other rights of shareholders by electromagnetic methods.
Article 12. (provision omitted)	Article 9. (provision omitted)	The Company intends to change the numbering of this Article by decreasing three numbers.

Currently in Force	Proposed Amendment (underlined)	Reason for Amendment
Article 13. (Record date and closing of share register) The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term. In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights. If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.	Article <u>10</u>. (Record date and closing of share register) The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term. In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights. If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries <u>or records</u> in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.	The Company intends to change the numbering of this Article by decreasing three numbers and comply with the Commercial Code as amended that allows the preparation of corporate documents by electromagnetic methods.
Article 14 to Article 17. (provisions omitted)	Article <u>11</u> to Article <u>14</u>. (provisions omitted)	The Company intends to change the numbering of these Articles by decreasing three numbers each.
Article 18. (Minutes) With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals thereto.	Article <u>15</u>. (Minutes) With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared <u>entering or recording</u> therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals <u>or their electronic signatures</u> thereto.	The Company intends to change the numbering of this Article by decreasing three numbers and comply with the Commercial Code as amended that allows the preparation of corporate documents by electromagnetic methods.
Article 19. (provision omitted)	Article <u>16</u>. (provision omitted)	The Company intends to change the numbering of this Article by decreasing three numbers.
Article 20. (Election) For the adoption of resolutions for the election of Directors, the presence of holders of shares representing one-third or more of the voting shares out of the total number of voting shares issued and outstanding shall be required at the General Meeting of Shareholders. Resolutions under the preceding paragraph shall not be made by cumulative voting.	Article <u>17</u>. (Election) For the adoption of resolutions for the election of Directors, the presence of <u>shareholders representing one-third or more of the voting rights of all the shareholders</u> shall be required at the General Meeting of Shareholders. Resolutions under the preceding paragraph shall not be made by cumulative voting.	The Company intends to change the numbering of this Article by decreasing three numbers and make a necessary amendment to comply with the Commercial Code as amended under which the provision of the quorum for the election of Directors has been amended to be based on the number of voting rights.
Article 21 to Article 26. (provisions omitted)	Article <u>18</u> to Article <u>23</u>. (provisions omitted)	The Company intends to change the numbering of these Articles by decreasing three numbers each.

Currently in Force	Proposed Amendment (underlined)	Reason for Amendment
(to be established)	Article 24. (Exemption of Directors from liabilities) The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations. The Company may enter into an agreement with any outside Director to limit liabilities of such Director in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the aggregate amount as provided in the items of paragraph 19 of the said Article of the Commercial Code.	In accordance with the purpose of the Commercial Code as amended, the Company intends to establish a new provision to exempt Directors from liabilities to the Company by resolution of the Board of Directors, to enable Directors and Corporate Auditors to fully play their roles expected of them in performing their duties. The Company also intends to establish a new provision to enable the Company to enter into an agreement to limit liabilities of outside Directors in advance, to secure well-qualified persons as outside Directors.
Article 27 to Article 29. (provisions omitted)	Article 25 to Article 27. (provisions omitted)	The Company intends to change the numbering of these Articles by decreasing two numbers each.
Article 30. (Application of provisions relating to Directors) The provisions of the first paragraph of Article 20 and those of Article 26 shall apply, mutatis mutandis, with respect to Corporate Auditors.	Article 28. (Application of provisions relating to Directors) The provisions of the first paragraph of Article 17 and Article 23 shall apply, mutatis mutandis, with respect to Corporate Auditors.	The Company intends to change the numbering of this Article by decreasing two numbers and rearrange the provisions to be applied.
(to be established)	Article 29. (Exemption of Corporate Auditors from liabilities) The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities to the extent as provided in laws or regulations.	In accordance with the purpose of the Commercial Code as amended, the Company intends to establish a new provision to exempt Corporate Auditors from liabilities to the Company by resolution of the Board of Directors, to enable Directors and Corporate Auditors to fully play their roles expected of them in performing their duties.
Article 31 to Article 36. (provisions omitted)	Article 30 to Article 35. (provisions omitted)	The Company intends to change the numbering of these Articles by decreasing one number each.
Article 37. (Matters relating to convertible debentures) For the purpose of dividends or the distribution of money under the first paragraph of the preceding Article, in case a request for conversion of convertible debentures is made, each of the periods from April 1 to September 30 and from October 1 to March 31 of the following year shall be deemed to constitute a business term, and the conversion shall be deemed to have occurred at the beginning of the business term in which such request for conversion was made.	(to be deleted)	The Company intends to comply with the Commercial Code as amended under which the provisions of convertible debentures were replaced by the provisions of debentures with new share subscription rights and the provision of a starting date with regard to dividends has been amended.

Item No. 3 Acquisition by Hitachi, Ltd. of its own shares

It is hereby proposed that in order to enable management to implement its capital policy with agility, the Company shall acquire shares of common stock of the Company, not exceeding 300,000,000 shares, for the aggregate acquisition prices not exceeding JPY300,000 million during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders, pursuant to the provisions of Article 210 of the Commercial Code.

Item No. 4 Election of 2 Directors

Due to expiration at the close of this Meeting of the term of office of 2 Directors, Mr. Toshihiko Odaka and Mr. Kunio Hasegawa, it is proposed that new Directors be elected. Election of Directors shall not be made in accordance with cumulative voting and the term of office of the new Directors shall be for the remaining balance of the term of office of the other Directors presently in office in conformity with the Articles of Incorporation of the Company.

Candidates for Directors proposed by the Board of Directors are as follows. All candidates have agreed to take office as Directors assuming that they are elected at this Meeting.

No.	Name (Date of Birth)	Principal Occupation	Brief Personal History	Outstanding Shares of Hitachi, Ltd. Owned	Conflict of Interest
1	Isao Ono (May 23, 1944)	Senior Corporate Officer, Hitachi, Ltd. (General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems)	4/1968 Joined Hitachi, Ltd. 4/2001 President & CEO, Solution Systems 6/2001 Senior Corporate Officer 2/2002 General Manager, Information & Telecommunication Systems Group and President & CEO, Solution Systems 4/2002 General Manager, Information Business Group and President & CEO, Information & Telecommunication Systems	15,000	None
2	Masaharu Sumikawa (Jul. 2, 1943)	Senior Corporate Officer, Hitachi, Ltd. (President, Power & Industrial Systems and CEO, Power Systems Operation)	4/1972 Joined Hitachi, Ltd. 4/2001 CEO, Industrial Systems Operation, Power & Industrial Systems 6/2001 Senior Corporate Officer 2/2002 President, Power & Industrial Systems and CEO, Power Systems Operation	14,000	None

Item No. 5 Grant of retirement allowances to the retiring Directors

It is proposed that retirement allowances be granted to the retiring Directors, Mr. Toshihiko Odaka and Mr. Kunio Hasegawa, who are retiring from their services as Directors at the close of this Meeting, as rewards for their contribution. As regards to these allowances, the Board of Directors proposes that the payments be made appropriately in accordance with the office regulations and the customs of the Company. The Board hopes that shareholders will delegate the authority to decide the amount, time and method of payment to the Board of Directors.

Their brief personal histories are shown below.

Name	Brief Personal History
Toshihiko Odaka	6/1997 Director 4/1999 Senior Vice President and Director
Kunio Hasegawa	6/2001 Senior Vice President and Director

Report on the Business Report and the Statement of Income for the 133rd Business Term (from April 1, 2001 to March 31, 2002) and the Balance Sheet as of March 31, 2002

1. Business Report (from April 1, 2001 to March 31, 2002)

(1) General

Business Results

During the year under review, the Japanese economy was going worse throughout the year due to a major decrease in private-sector investment, which in the preceding year had been steady, and a decline in consumer spending. The economy was also adversely affected by the financial sector's disposition of bad loans.

Against this backdrop, the Company continued to focus on improving management efficiency and boosting competitiveness. However, results took a sharp downturn, centering on the semiconductor, display and communication network equipment businesses. As a result, the Company posted its largest loss ever. Orders received by the Company during the year amounted to JPY3,193.5 billion, 16% less than the preceding year. Sales decreased 12% year on year, to JPY3,522.2 billion. At the end of the year, the order backlog stood at JPY2,061.2 billion. The Company posted an operating loss of JPY84.7 billion and an ordinary loss of JPY81.6 billion. Although the Company realized an extraordinary gain of JPY10.7 billion from the sale of land and securities, it took an extraordinary loss of JPY108.7 billion for special termination benefit, JPY90.2 billion for restructuring of its display, semiconductor and digital media business operations, JPY76.1 billion for impairment loss on investments and securities and JPY43.7 billion for loss on pension plan amendments, for a total of JPY318.8 billion. As a result, for the period under review the Company posted a net loss of JPY252.6 billion.

The Directors and other officers of the Company feel their responsibilities for this large loss posted despite the measures that were taken to ensure profits. In view of the results, the Company, with great reluctance, proposes not to pay a year-end dividend. The Company apologizes to its shareholders, and reaffirms its determination to complete the management reforms and restructuring to bring about an early improvement in its business results.

Measures Taken

During the year under review, efforts were directed at emerging from the current crisis situation and strengthening future profitability, by streamlining business operations and restructuring. With respect to streamlining, efforts focused on reducing fixed costs by optimizing personnel resources and rigorously prioritizing investments in plant and equipment. Concerning retirement benefits, the Company introduced a defined benefit plan to which half of the lump-sum benefit has been transferred, and decided to return a portion of the employee pension funds managed on behalf of the national employee pension fund program, in order to rationalize the burden of such benefits in light of changes in the economic environment. The Company has already received permission from the Minister of Health, Labor and Welfare to suspend the obligation to pay the prior service portion from April 2002. Other important measures taken to improve the Company's business structure include withdrawal from the business of cathode ray tubes for PC monitors and direct view color TVs, consolidation of semiconductor production lines with low capacity utilization rates, a review of the sales network in Europe for consumer and digital-media products, and the halting of TV production in Singapore. Looking to the future, there will be increased emphasis on business selection and concentration, and it has been decided to introduce the new "Future Inspiration Value (FIV)," an added-value index devised by the Company for evaluating businesses and deciding whether to invest in or withdraw from markets.

To further boost its competitiveness in global markets, the Company is pursuing strategic alliances with leading companies. During the year, these included a basic agreement made with Matsushita Electric Industrial Co., Ltd. to develop products and services in the area of home network appliance systems utilizing the Internet and other networks, and an agreement with Mitsubishi Electric Corporation under which the two companies will work together in the area of system LSI products.

The Company is endeavoring to improve its consolidated cash flow position by reducing procurement costs and decreasing the number of days it takes to turn over inventory plus accounts receivable. Steady progress was made toward achieving these targets. The Company is moving forward to raise the proportion of overseas sales from the present 30% to 50% over the long term. The Company is expanding the IT-based business for solving customers' problems aggressively to achieve this goal.

New businesses launched during the year included services utilizing a database and intellectual property rights relating to protein interactions in specific diseases. This will help pharmaceutical manufacturers to develop new drugs more efficiently.

The Company has been promoting environmental protection through measures aimed at helping to prevent global warming and reduce the amount of industrial waste. For the Hitachi Group, targets have been set relating to reductions in carbon dioxide emissions and industrial waste amounts, and with respect to the manufacture of products that place a minimal burden on the environment. Dedicated efforts were made to achieve the targets.

In February 2002, an employee of the Company was indicted by the Tokyo District Public Prosecutors Office on charges of obstructing bidding procedures relating to bids to supply metering and other equipment for a new waterworks plant project in Ibaraki Prefecture. The Company wishes to apologize to its shareholders for the concern caused by such behavior. To prevent this happening again, Compliance Division has been set up that is directly attached to the President, and an advisory oversight committee has been put in place consisting of members outside the Company.

Business Results by Operating Sector

(Billions of yen)

Operating Sector	Orders Received			Sales		
	2000(A)	2001(B)	(B)/(A)	2000(C)	2001(D)	(D)/(C)
Information & Telecommunication Systems	1,350.1	1,277.7	95%	1,456.8	1,408.9	97%
Electronic Devices	897.0	498.8	56%	892.2	523.3	59%
Power & Industrial Systems	1,034.7	926.2	90%	1,130.9	1,092.9	97%
Digital Media & Consumer Products	530.7	490.6	92%	535.7	497.1	93%
Total	3,812.6	3,193.5	84%	4,015.8	3,522.2	88%

Note: (1) The businesses of each sector are set out in "(7) Main Products and Services."
(2) In accordance with changes in the Company's organization, segmentation of some products is revised. The figures for fiscal 2000 have been restated accordingly.

[Information & Telecommunication Systems]

During the year under review, the Company's solutions businesses, which offer customers systems and services matched to their needs and priorities, posted steady results, led by demand in the financial and public sectors. However, sharp drops in the prices of hardware products and cutbacks in equipment investment by customers, especially with respect to telephone exchanges and optical transmission systems, kept overall sales down to more or less the same level as the preceding year. In April of this year the Company decided to promote restructuring of its telecommunication equipment business by separating the related business division and integrating it with a subsidiary.

[Electronic Devices]

Sales of DRAMs and other semiconductor products fell sharply, hit by a large falloff in demand and tumbling prices. Falling prices of TFT color liquid crystal displays had a heavy impact on sales of displays, while another negative factor was the withdrawal from the business of cathode ray tubes for PC monitors. As a result, segment sales were far lower than in the preceding year. It has been decided to separate the display business and establish it as a subsidiary in October 2002, with the aim of enhancing the speed and flexibility of sector management.

[Power & Industrial Systems]

Demand for power, industrial and plant equipment was depressed by the cutbacks in private-sector investment in plant and equipment. However, demand for nuclear power equipment helped to keep sector sales down to more or less the same level as the preceding year. To implement an integrated system encompassing all aspects of the business for the industrial motor etc. from manufacture to maintenance services, as of April 1, 2002, the Industrial Components & Equipment group was separated and integrated with subsidiaries to form Hitachi Industrial Equipment Systems Co., Ltd.

[Digital Media & Consumer Products]

Although growth was registered by CD-ROM drives for PCs and other optical storage products, sales of digital media related products were below the preceding year's level. Sales of room air conditioners were weak, and sales of refrigerators were sharply down from the preceding year's level. In overall terms, therefore, sector sales were stagnant. To enable the consumer products business to be managed with more speed and flexibility, on

April 1, 2002, the Consumer Products group was separated and, together with related subsidiaries, established as a subsidiary called Hitachi Home & Life Solutions, Inc.

Relationship with Subsidiaries and Affiliates

The aim of the Hitachi Group is to realize the maximum growth as a whole by providing customers with optimal solutions to their needs and problems, using synergies generated between group business sectors and companies.

In line with this policy, in March and April 2002 the Company made two announcements relating to Hitachi Electronics Engineering Co., Ltd. and UNISIA JECS Corporation becoming fully-owned subsidiaries through exchanges of shares. These moves are being made to increase the enterprise value of the Hitachi Group. In the case of Hitachi Electronics Engineering Co., Ltd., a subsidiary listed on the Tokyo Stock Exchange, this will be achieved through an expansion of its nanotechnology business, and in the case of UNISIA JECS Corporation, this will be done by boosting the Hitachi Group's competitiveness in the automotive parts market.

[Consolidated Financial Highlights]

(Billions of yen)

	Fiscal 2000	Fiscal 2001
Net Sales	8,416.9	7,993.7
Income before Income Taxes and Minority Interests	323.6	-586.0
Net Income	104.3	-483.8
Net Income per Share (yen)	31.27	-144.95
Diluted Net Income per Share (yen)	30.32	—
Total Assets	11,246.6	9,915.6

Notes: (1) The consolidated figures shown above have been prepared in conformity with accounting principles generally accepted in the United States.

(2) The number of consolidated subsidiaries is 1,066 as of the end of fiscal 2001.

[Consolidated Business Results]

Looking at consolidated financial results by segment, in Information & Telecommunication Systems, Experio Solutions Corporation, a U.S.-based subsidiary, acquired U.S. IT consulting firms to expand its information solutions business in the U.S. market. Although domestic systems engineering subsidiaries achieved steady growth, owing to sluggish sales of telecommunication equipment, segment sales rose just 2% year on year, and operating income decreased by 27%. In Electronic Devices, as was the case in the Company, overseas manufacturing and sales companies turned in weak results. As a result, segment sales dropped by 26% year on year and operating loss amounted to JPY163.6 billion. In Power & Industrial Systems, maintenance services subsidiaries achieved steady gains, but sales declined by 2% and operating income decreased by 29%. In Digital Media & Consumer Products, efforts were made to improve results by reorganizing overseas production bases to strengthen cost-competitiveness. The segment rose the sales by 11%, but posted operating loss of JPY14.6 billion. In High Functional Materials & Components, electronics-related products were depressed by the low level of production of IT-related items such as semiconductors and mobile telephones. As a result, segment sales decreased 15% year on year and operating loss amounted to JPY22.0 billion. In Logistics, Services & Other, the results of overseas sales companies were heavily impacted by the weak state of the market for semiconductors and display products. The segment resulted in an 11% decrease in sales and a 61% decrease in operating income. Financial Services posted decreases of 4% in sales and 15% in operating income, year on year, reflecting decreases in the volume of financial services for consumers and leasing operations for enterprises.

Consequently, consolidated sales declined 5% year on year, to JPY7,993.7 billion. Operating loss of JPY117.4 billion, loss before income taxes and minority interests of JPY586.0 billion, and net loss of JPY483.8 billion were posted.

[The Major Consolidated Subsidiaries of Hitachi, Ltd. (As of March 31, 2002)]

[Information & Telecommunication Systems] - Hitachi Electronics Services Co., Ltd. - Hitachi Information Systems, Ltd. - Hitachi Software Engineering Co., Ltd. - Hitachi Systems & Services, Ltd. - Hitachi Telecom Technologies, Ltd. - Hitachi Computer Products (America), Inc. - Hitachi Computer Products (Asia) Corp. - Hitachi Computer Products (Europe) S.A. - Hitachi Data Systems Holding Corp.	**[Digital Media & Consumer Products]** - Hitachi Hometec, Ltd. - Hitachi Maxell, Ltd. - Hitachi Media Electronics Co., Ltd. - Hitachi Home Electronics (America), Inc. - Shanghai Hitachi Household Appliances Co., Ltd. **[High Functional Materials & Components]** - Hitachi Cable, Ltd. - Hitachi Chemical Co., Ltd. - Hitachi Metals, Ltd.
[Electronic Devices] - Hitachi Electronics Engineering Co., Ltd. - Hitachi High-Technologies Corporation - Hitachi Hokkai Semiconductor, Ltd. - Hitachi Medical Corporation - Hitachi Semiconductor and Devices Sales Co., Ltd. - Hitachi Tohbu Semiconductor, Ltd. - Hitachi Tokyo Electronics Co., Ltd. - Trecenti Technologies, Inc. - Hitachi Electronic Devices (USA), Inc. - Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd. - Hitachi Semiconductor (America) Inc. - Hitachi Semiconductor (Europe) GmbH - Hitachi Semiconductor (Malaysia) Sdn. Bhd.	**[Logistics, Services & Others]** - Chuo Shoji, Ltd. - Hitachi Life Corporation - Hitachi Mobile Co., Ltd. - Hitachi Transport System, Ltd. - Nikkyo Create, Ltd. - Hitachi America, Ltd. - Hitachi Asia Ltd. - Hitachi (China), Ltd. - Hitachi Europe Ltd. **[Financial Services]** - Hitachi Capital Corporation - Hitachi Insurance Services, Ltd.
[Power & Industrial Systems] - Babcock-Hitachi Kabushiki Kaisha - Hitachi Air Conditioning Systems Co., Ltd. - Hitachi Building Systems Co., Ltd. - Hitachi Construction Machinery Co., Ltd. - Hitachi Engineering Co., Ltd. - Hitachi Engineering & Services Co., Ltd. - Hitachi Industries Co., Ltd. - Hitachi Kiden Kogyo, Ltd. - Hitachi Plant Engineering & Construction Co., Ltd. - Hitachi Service & Engineering (East), Ltd. - Hitachi Service & Engineering (West) Ltd. - Hitachi Via Mechanics, Ltd. - Japan Servo Co., Ltd. - Hitachi Automotive Products (USA), Inc. - Taiwan Hitachi Co., Ltd.	

Notes: (1) Company names are shown by industry segment used in consolidated accounting.

(2) Nissei Sangyo Co., Ltd. was integrated with the Company's instruments and semiconductor manufacturing equipment operations, which were separated from the Company, and changed its name to Hitachi High-Technologies Corporation on October 1, 2001.

(3) Hitachi Techno Engineering Co., Ltd. was integrated with the Company's industrial machinery systems operation, which was separated from the Company, and changed its name to Hitachi Industries Co., Ltd. on October 1, 2001.

(4) Hitachi Service & Engineering (East), Ltd. merged with Hitachi Service & Engineering (West) Ltd., was integrated with the Company's Industrial Components & Equipment group, which was separated from the Company, and changed its name to Hitachi Industrial Equipment Systems Co., Ltd. on April 1, 2002.

(2) Plant and Equipment Investment

New investments in plant and equipment were rigorously prioritized to focus on areas with good growth prospects. Total outlays during the year amounted to JPY75.5 billion, JPY130.0 billion less than the preceding year. Most of this amount was allocated for expanding production capacity for TFT color liquid crystal displays.

(3) Research and Development

The Company views research and development as a source of competitive strength, and is promoting ways of translating R&D results to the marketplace. Expenditures on research and development during the year came to JPY275.6 billion, equivalent to 7.8% of net sales. Particular emphasis was placed on nanotechnology research. R&D achievements during the year included the development of a resin exhibiting the world's highest level of thermal conductivity, which is expected to be used as a heat-dissipation material in electronic devices, electrical generators and other such products. Another achievement was the development of a high-performance absorption material for absorbing the electromagnetic waves that can cause electronic devices to malfunction.

(4) Capital Raising Activity

The Company did not raise funds through the issue of debentures or new shares during the year under review. In order to enhance the efficiency of the assets employed, the Company continued to speed up the collection of sales credits and reevaluated its holdings. The balance of borrowings and commercial papers at the end of the period was JPY2.8 billion lower than at the end of the preceding fiscal year. A summary of the main sources of borrowed funds is shown below.

(As of March 31, 2002)

Creditor	Balance of Borrowing	Shares Owned by Creditor
UFJ Bank Limited	14.3 billion yen	59,339,421 shares
The Industrial Bank of Japan, Limited	12.8 billion yen	42,292,646 shares
The Dai-Ichi Kangyo Bank, Limited	12.7 billion yen	48,195,883 shares
The Fuji Bank, Limited	9.7 billion yen	26,728,596 shares

Notes: (1) On January 15, 2002, The Sanwa Bank, Limited and The Tokai Bank, Limited merged, forming UFJ Bank Limited. Loans of JPY10.2 billion from The Sanwa Bank, Limited and JPY4.1 billion from The Tokai Bank, Limited have therefore been taken over by UFJ Bank Limited.

(2) On April 1, 2002, The Dai-Ichi Kangyo Bank, Limited, The Fuji Bank, Limited and The Industrial Bank of Japan, Limited were merged and reorganized, forming Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. Accordingly the loans have been taken over by Mizuho Corporate Bank, Ltd.

(5) Problems Facing the Company

While the U.S. economy shows signs of an upturn, in Japan, where there is unlikely to be any significant recovery for a while, consumer spending and private-sector investment in plant and equipment are expected to continue to languish.

To achieve an early recovery in its business results, the Company is emphasizing the implementation of the following key measures together with its subsidiaries and affiliated companies:

- Utilizing its rich fund of knowledge and technological capabilities that are its strengths, the Company will deepen ties within the Hitachi Group to develop new demand in four areas, as follows;

(1) Taking a leading role in helping to bring about the ubiquitous information society in which it will be possible to readily access and utilize various information, which is distributed via large-capacity,

high-speed networks, from anywhere, by using leading-edge IT;

(2) Combining energy and environmental technologies to provide a foundation for a clean and stable life;

(3) Using advanced medical technology and life-science technology to provide peaceful and healthy life;

(4) In addition to its experience and knowledge gained in supporting customers in a broad range of industries including manufacturing, transportation and distribution, the Company will use IT to build business systems and provide services that will help customer enterprises create value;

- Endeavor to establish globally top-level businesses and, for further globalization, develop businesses expeditiously to respond to market trends in each region of the world;
- Combining the diverse management resources within the Hitachi Group in the most effective and efficient ways and utilizing them to speed up business restructuring on a consolidated basis;
- Making strategical use of IT in business processes such as procurement, production and sales to achieve a major improvement in business efficiency levels;
- Strengthening the Company's financial structure by reducing interest-bearing debt and assets;
- Ensuring that the entire Hitachi Group rigorously observes the letter of the law and acts ethically and, in the course of business activities, sticks to principles and the straight and narrow.

(6) Five-year Summary

(Billions of yen)

Fiscal Year	1997	1998	1999	2000	2001
Orders Received	4,023.3	3,706.6	3,604.4	3,812.6	3,193.5
Net Sales	4,078.0	3,781.1	3,771.9	4,015.8	3,522.2
Operating Income	46.7	-95.4	40.8	98.5	-84.7
Ordinary Income	17.2	-114.9	31.7	56.0	-81.6
Net Income	10.2	-175.5	11.8	40.1	-252.6
Net Income per Share (Yen)	3.07	-52.59	3.56	12.02	-75.68
Total Assets	4,131.6	4,149.5	4,003.9	4,119.2	3,923.1

Notes: (1) In fiscal 1998, with all operations severely impacted by the Japanese economic recession, the Company posted a huge loss attributable mainly to persistently low semiconductor memory prices, a decline in demand for, and prices of, display tubes for personal computers, and a decline in large orders for power equipment.

(2) In fiscal 1999, semiconductor memories and microprocessors made a turn for the better, while profits, though improved compared with the preceding year, failed to reach an adequate level owing to expenses incurred mainly in connection with the restructuring of computer-related operations.

(3) In fiscal 2000, there was vigorous demand for semiconductors for mobile telephones and other applications, and the solutions services business showed good growth, helped by the implementation of IT by financial institutions. As a result, year-on-year gains were achieved in both sales and income.

(4) Starting fiscal 2001, net income per share is calculated after deducting treasury stock from the total number of issued shares as of the end of the fiscal year.

(7) Main Products and Services (As of March 31, 2002)

Operating Sector	Business Group	Main Products and Services	Percentage to Total Sales
Information & Telecommunication Systems	-Information & Telecommunication Systems Group -Solution Systems -Information & Network Services	Solution Services such as System Integration, Electronic Commerce and Outsourcing Services, Software, General-Purpose Computers, Servers, Computer Terminals and Peripherals, Telecommunication Equipment such as Telephone Exchanges and Network Equipment, Services related to the Internet utility	40%
Electronic Devices	-Displays -Semiconductor & Integrated Circuits	Color Liquid Crystal Displays, Semiconductor Memories, System LSIs, Multi-Purpose Semiconductors	15%
Power & Industrial Systems	-Power & Industrial Systems -Industrial Components & Equipment -Building Systems -Automotive Products	Power Equipment such as Generation Systems and Power Transmission and Conversion Systems, Electric and Machinery Systems and Equipment, Industrial Plants, Railroad Systems such as Rolling Stock and Control Systems, Traffic Transportation Systems, Elevators, Escalators, Electronic Components for Automobiles, Components for Automobile Engines	31%
Digital Media & Consumer Products	-Digital Media -Consumer Products	LCD Projectors, Mobile Communications Equipment, Plasma Displays, Equipment related to DVDs, Room Air Conditioners, Refrigerators, Washing Machines	14%

Notes: (1) Each sector also engages in the sale and lease of software, consulting, licensing of industrial property rights and know-how, engineering and construction work in connection with these products and services.

(2) In accordance with changes in the Company's organization, segmentation of some products is revised.

(3) On April 1, 2002, Information & Telecommunication Systems Group, Solution Systems, Information & Network Services and Digital Media were reorganized into Information Business Group, Information & Telecommunication Systems and Ubiquitous Platform Systems.

(4) On April 1, 2002, Industrial Components & Equipment and Consumer Products were separated from the Company.

(8) Board Directors and Corporate Auditors (As of March 31, 2002)

Tsutomu Kanai	Chairman of the Board and Representative Director	
Etsuhiko Shoyama	President and Representative Director	
Yoshiki Yagi	Executive Vice President and Representative Director	
Yoshiro Kuwata	Executive Vice President and Representative Director	General Manager, Corporate Export Regulation Division
Yuushi Samuro	Executive Vice President and Representative Director	
Takashi Kawamura	Executive Vice President and Representative Director	
Kazuo Kumagai	Executive Vice President and Representative Director	General Manager, Compliance Division
Katsukuni Hisano	Senior Vice President and Director	
Toshihiko Odaka	Senior Vice President and Director	
*Kazuo Sato	Senior Vice President and Director	General Manager, MONOZUKURI Engineering Division
*Takao Matsui	Senior Vice President and Director	General Manager, Sales Management Division
*Masaaki Hayashi	Senior Vice President and Director	
*Kunio Hasegawa	Senior Vice President and Director	
Hiroshi Kuwahara	Director	Executive member of Council for Science & Technology Policy, Cabinet Office

*Shigemichi Matsuka	Corporate Auditor (Standing)	
*Tadashi Ishibashi	Corporate Auditor (Standing)	
*Kotaro Muneoka	Corporate Auditor (Standing)	
Makoto Murata	Corporate Auditor	Adviser, Showa Denko K.K.
Michio Mizoguchi	Corporate Auditor	Standing Adviser, Kajima Corporation

Notes: (1) The Directors and Corporate Auditors marked with * were newly elected and assumed their positions at the 132nd Ordinary General Meeting of Shareholders on June 27, 2001.

(2) Four Directors, Messrs. Shigemichi Matsuka, Tadashi Ishibashi, Kaichi Murata and Kotaro Muneoka, and four Corporate Auditors, Messrs. Nobuji Kamachi, Iwao Matsuoka, Takashi Kashiwagi and Kazuo Morita, retired due to expiration of their term of office at the close of the 132nd Ordinary General Meeting of Shareholders on June 27, 2001.

(3) Corporate Auditors, Mr. Makoto Murata and Mr. Michio Mizoguchi, are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(9) Employees (As of March 31, 2002)

	Male	Female	Total
Number of Employees	42,630	5,960	48,590
(Change from the end of the preceding year)	-4,952	-475	-5,427
Average Length of Service (years)	19.8	13.1	18.9
Average Age	40.8	34.3	40.0

Note: The total number of employees including part-time workers was 50,427.

(10) Major Facilities (As of March 31, 2002)

	Location	
Head Office	Tokyo (Chiyoda-ku)	
R&D	Tokyo (Chiyoda-ku, Kokubunji), Ibaraki (Tsuchiura, Hitachi), Saitama (Hatoyama), Kanagawa (Yokohama, Kawasaki)	
Manufacturing, Design and Engineering	Information & Telecommunication Systems	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku), Ibaraki (Hitachi), Saitama (Kawagoe), Kanagawa (Yokohama, Ebina, Odawara, Kawasaki, Hadano), Aichi (Owariasahi, Toyokawa)
	Electronic Devices	Tokyo (Ome, Kodaira), Ibaraki (Hitachinaka), Gunma (Takasaki), Chiba (Mobara), Yamanashi (Ryuo)
	Power & Industrial Systems	Ibaraki (Hitachi, Hitachinaka), *Chiba (Narashino), *Niigata (Nakajo), *Shizuoka (Shimizu), Yamaguchi (Kudamatsu)
	Digital Media & Consumer Products	**Tokyo (Ome), Ibaraki (**Hitachi, Hitachinaka), **Tochigi (Ohira), Kanagawa (Yokohama)
Sales and Area Operations	Tokyo (Chiyoda-ku, Koto-ku, Shinagawa-ku, Minato-ku), Hokkaido Area Operation (Sapporo), Tohoku Area Operation (Sendai), Kanto Area Operation (Tokyo), Yokohama Area Operation (Yokohama), Hokuriku Area Operation (Toyama), Chubu Area Operation (Nagoya), Kansai Area Operation (Osaka), Chugoku Area Operation (Hiroshima), Shikoku Area Operation (Takamatsu), Kyushu Area Operation (Fukuoka)	

Note: On April 1, 2002, Industrial Components & Equipment group and Consumer Products group were separated from the Company. Accordingly, the facilities marked with * were transferred to Hitachi Industrial Equipment Systems Co., Ltd. and the facilities marked with ** were transferred to Hitachi Home & Life Solutions, Inc.

(11) Common Stock (As of March 31, 2002)

Authorized 10,000,000,000 shares
Issued and Outstanding 3,338,481,041 shares
Capital Stock JPY282,032,490,653
Number of Shares per Unit 1,000 shares

Issued in Fiscal 2001

	Number of Shares Issued (shares)	Capital Stock Increased (yen)
Issued on Conversion of Debentures	549,184	278,436,288

The Company did not cancel any shares by appropriation of profit during the year under review.

Number of Shareholders 376,206

Acquisition, Disposition and Possession by the Company of its own Shares in Fiscal 2001

(1) Acquisition

Acquisition for purchase of less-than-one-unit shares

Class	Number of Shares (shares)	Aggregate Acquisition Prices (thousands of yen)
Common Stock	731,625	762,889

(2) Disposition

Class	Number of Shares (shares)	Aggregate Disposition Prices (thousands of yen)
Common Stock	407,000	467,343

(3) Possession (as of the end of the fiscal year)

Class	Number of Shares (shares)
Common Stock	370,714

Shareholders Composition

Class of Shareholders	Number of Shareholders	Number of Shares Held (shares)	Percentage to Total (%)
Financial Institutions and Securities Firms	555	1,290,487,380	38.66
Individuals	370,617	877,053,735	26.27
Foreign Investors	1,174	1,062,429,188	31.82
Others	3,857	108,389,839	3.25
Governments	3	120,899	0.00
Total	376,206	3,338,481,041	100.00

10 Largest Shareholders

Name of Shareholders	Shareholder's Equity in Hitachi, Ltd.		Hitachi's Equity in Shareholder Concerned	
	Number of Shares Held	Percentage of Voting Rights	Number of Shares Held	Percentage of Voting Rights
	shares	%	shares	%
Japan Trustee Services Bank, Ltd.	175,867,000	5.33	-	-
The Chase Manhattan Bank, N.A. London	150,267,096	4.55	-	-
State Street Bank and Trust Company	134,965,549	4.09	-	-
NATS CUMCO	127,422,080	3.86	-	-
Nippon Life Insurance Company	115,325,472	3.50	-	-
The Mitsubishi Trust and Banking Corporation	113,389,222	3.44	-	-
Mitsui Asset Trust and Banking Co., Ltd.	95,079,000	2.88	-	-
The Dai-Ichi Mutual Life Insurance Company	93,111,000	2.82	-	-
UFJ Trust Bank Limited	87,874,565	2.66	-	-
Hitachi Employees' Shareholding Association	82,217,952	2.49	-	-

Notes: NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

2. Balance Sheet (As of March 31, 2002)

(ASSETS)	Millions of yen	(LIABILITIES)	Millions of yen
CURRENT ASSETS	**2,124,120**	**CURRENT LIABILITIES**	**1,788,217**
Cash	158,599	Trade accounts payable	773,370
Notes receivable	14,763	Short-term debt	84,032
Accounts receivable	767,553	Commercial paper	50,000
Marketable securities	118,556	Other accounts payable	23,527
Money held in trust	80,407	Accrued expenses	273,271
Finished goods	69,192	Advance received from customers	253,696
Semi-finished goods	73,338	Deposits received	292,753
Raw materials	48,761	Warranty reserve	10,638
Work in process	199,826	Other current liabilities	26,926
Advances paid	72,117	**FIXED LIABILITIES**	**770,341**
Short-term loan receivables	259,591	Debentures	511,299
Deferred tax assets	114,481	Long-term debt	2,668
Other current assets	148,022	Accrued pension liability	162,150
Allowance for doubtful receivables	(1,092)	Reserve for loss on repurchasing computers	31,145
FIXED ASSETS	**1,799,024**	Reserve for contribution to Defined Contribution Pension Plan	63,077
Tangible fixed assets	574,630		
Buildings	214,651	**TOTAL LIABILITIES**	**2,558,558**
Structures	21,488		
Machinery	169,934		
Vehicles	441	**(STOCKHOLDERS' EQUITY)**	
Tools and furniture	93,333	**CAPITAL STOCK**	**282,032**
Land	59,780	**LEGAL RESERVES**	**323,131**
Construction in progress	15,000	Capital surplus	252,693
Intangible fixed assets	106,403	Earned surplus reserve	70,438
Software	86,424	**RETAINED EARNINGS**	**712,336**
Railway and public utility installation	1,795	Reserve for software program development	33,132
Others	18,183	Reserve for special depreciation	2,101
Investments	1,117,991	Special reserve	905,990
Investments in subsidiaries	403,793	Accumulated deficit (net loss for the period of 252,641)	228,887
Investments in securities	352,018	**UNREALIZED HOLDING GAINS ON SECURITIES**	**47,419**
Long-term loan receivables	5,715	**TREASURY STOCK**	**(333)**
Deferred tax assets	307,867		
Others	94,427	**TOTAL STOCKHOLDERS' EQUITY**	**1,364,585**
Allowance for doubtful receivables	(45,831)		
TOTAL ASSETS	**3,923,144**	**TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY**	**3,923,144**

Notes:

(1) Inventories
Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials : Lower of cost or market. Cost is determined by the moving average method.

(2) Securities and money held in trust
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.

(3) Depreciation of tangible fixed assets
Buildings : Straight-line method.
Other tangible fixed assets : Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY1,635,906 million

(4) Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
Other intangible fixed assets : Straight-line method.

(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.
JPY35,129 million included in Accrued pension liability is loss on return of substitutional portion of Employees Pension Fund. Such loss is based on Article 287-2 of the Commercial Code

(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7)

Short-term receivables from subsidiaries	JPY765,762 million
Long-term receivables from subsidiaries	JPY48,604 million
Short-term payables to subsidiaries	JPY849,446 million

(8) The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code, amounted to JPY46,047 million.

(9) Rights to subscribe for new shares of the Company under Article 280-19.1 of the Commercial Code

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	347,000 shares	JPY1,451	7/27/2001 – 7/26/2005
Common Stock	1,090,000 shares	JPY1,270	8/4/2002 – 8/3/2006

(10) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(11) Pledged assets

Investments in subsidiaries	JPY3,630 million

(12) Loan guarantees JPY59,594 million

(13) Net loss per share JPY75.68

3. Statement of Income (From April 1, 2001 to March 31, 2002)

ORDINARY INCOME AND LOSS	Millions of yen
Operating income and loss	
Net sales	3,522,299
Cost of sales	2,927,426
Selling, general and administrative expenses	679,615
Operating loss	84,742
Non-operating income and loss	
Non-operating income	95,016
(Interest and dividends)	(81,507)
(Others)	(13,509)
Non-operating expenses	91,937
(Interest)	(12,873)
(Others)	(79,064)
Ordinary loss	**81,663**
EXTRAORDINARY GAIN AND LOSS	
Extraordinary gain	10,729
(Gain on sale of land)	(8,906)
(Gain on sale of investments in securities)	(1,823)
Extraordinary loss	318,887
(Special termination benefit)	(108,768)
(Restructuring charges)	(90,251)
(Impairment loss on investments and securities)	(76,144)
(Loss on Pension Plan amendments)	(43,722)
Loss before income taxes	***389,820***
Income taxes	
Current	3,884
Deferred	(141,063)
Net loss	**252,641**
Unappropriared retained earnings at the beginning of the period	33,767
Interim dividends paid	10,013
Accumulated deficit at the end of the period	**228,887**

Notes:

(1) Special termination benefit of JPY108,768 million arises primarily from the early retirement plans of the Company and its subsidiaries.

(2) Restructuring charges of JPY90,251 million are due to withdrawal from cathode ray tubes and restructuring of semiconductor business and digital media business in Europe, etc. Included in this total are losses of JPY53,843 million for restructuring of subsidiaries, losses of JPY16,474 million on sale or disposal of property, plant and equipment and losses of JPY7,313 million on sale or disposal of inventories.

(3) Impairment loss on investments and securities of JPY76,144 million consists of impairment loss on investments in securities of JPY59,637 *million and impairment loss on investments in subsidiaries of* JPY16,507 *million.*

(4) Loss on Pension Plan amendments of JPY43,722 million consists of loss on return of substitutional portion of Employees Pension Fund of JPY35,129 million and loss on initiation of Defined Contribution Pension Plan of JPY8,593 million.

(5)

Sales to subsidiaries	JPY1,454,070 million
Purchases from subsidiaries	JPY2,354,152 million
Non-operating transactions with subsidiaries	JPY336,150 million

4. Plan for Disposition of Deficit

	Yen
Accumulated deficit at the end of the period	**228,887,901,134**
Accumulated deficit disposed of :	
Reversal of Reserve for software program development	992,373,217
Reversal of Reserve for special depreciation	437,088,186
Reversal of Special reserve	262,000,000,000
Unappropriated retained earnings carried forward to the following period	34,541,560,269

Notes:

(1) An interim dividend of JPY 3.00 per share was paid on December 4, 2001.

(2) Reserve for software program development and Reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

5. Transcript of Accounting Auditors' Report

AUDIT REPORT

MAY 16, 2002

To Mr. Etsuhiko Shoyama, President and Director
Hitachi, Ltd.

Shin Nihon & Co.
Daihyo Shain
Kanyo Shain CPA Hideo Doi
Daihyo Shain
Kanyo Shain CPA Yoshikazu Aoyagi
Daihyo Shain
Kanyo Shain CPA Naomitsu Hirayama

We have audited the balance sheet, the statement of income, the business report, the statement of proposed disposition of deficit, and the related schedules of Hitachi, Ltd. for the 133rd business year ended March 31, 2002 for the purpose of reporting under the provisions of Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha. With respect to the aforementioned business report and the supporting schedules, our audit was limited to those matters based on the accounting records of the Company and subsidiaries. Our audit was made in accordance with generally accepted auditing standards and, accordingly, included the auditing procedures normally considered necessary. The auditing procedures also include those considered necessary for the subsidiaries.

In our opinion,

(1) the balance sheet and the statement of income present properly the financial position and the result of operations of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(2) the business report, as far as the accounting data included such report are concerned, presents properly the status of the Company in conformity with related regulations and the Articles of Incorporation of the Company,

(3) the statement of proposed disposition of deficit has been prepared in conformity with related regulations and the Articles of Incorporation of the Company, and

(4) the supporting schedules, as far as the accounting data included in such schedules are concerned, have been prepared in conformity with the provisions of the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

Note: *On July 1, 2001, Century Ota Showa & Co. changed its name to Shin Nihon & Co.*

6. Transcript of Board of Corporate Auditors' Report

AUDIT REPORT

We, the Board of Corporate Auditors of the Company, deliberated on the performance by Directors of their duties during the 133rd business term from April 1, 2001 to March 31, 2002, on the basis of each Corporate Auditor's report on his method and results of audit thereof. As a result, we hereby report as follows:

1. Method of Audit by Corporate Auditors in Outline

Each Corporate Auditor, in accordance with the audit policy as determined by the Board of Corporate Auditors, attended meetings of the Board of Directors and other important meetings, received from Directors and employees reports on the business operations, inspected important decision documents, etc., made investigation into the state of activities and property at the head office and principal business offices of the Company. We also required the subsidiaries to render reports on their business operations and visited to investigate the state of activities and property at the offices of such subsidiaries, whenever necessary. In addition, we required the Company's Accounting Auditors to render reports on their audit and examined the financial statements and the supporting schedules.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we, in addition to the aforementioned method of audit, required Directors, etc. to render reports on and made a full investigation into the state of any transaction in question, whenever necessary.

2. Results of Audit

We are of the opinion:

(1) That the method and results of the audit made by the Company's Accounting Auditors, Shin Nihon & Co. are proper;

(2) That the business report fairly presents the state of the Company in accordance with the law, regulations and the Articles of Incorporation;

(3) That the proposition relating to the disposition of deficit has nothing to be pointed out in the light of the state of property of the Company and other circumstances;

(4) That the supporting schedules fairly present the matters to be stated therein and contain nothing to be pointed out; and

(5) That in connection with the performance by Directors of their duties, including the subsidiaries' affairs, no dishonest act or material fact of violation of laws, regulations or the Articles of Incorporation exists.

With respect to competitive transactions by Directors, transactions involving conflicting interests between Directors and the Company, gratuitous offering of proprietary profits by the Company, transactions not customary in nature between the Company and its subsidiaries or shareholders, acquisition and disposition by the Company of its shares, etc., we find no breach by Directors of their duties.

May 17, 2002

Board of Corporate Auditors, Hitachi, Ltd.

Shigemichi Matsuka, (Standing) Corporate Auditor
Tadashi Ishibashi, (Standing) Corporate Auditor
Kotaro Muneoka, (Standing) Corporate Auditor
Makoto Murata, Corporate Auditor
Michio Mizoguchi, Corporate Auditor

Note: Mr. Makoto Murata and Mr. Michio Mizoguchi are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

(Translation)

Hitachi, Ltd.

VOTING RIGHT CARD

I hereby exercise my voting right as indicated below in respect of the proposals put forward at the 133rd Ordinary General Meeting of Shareholders of Hitachi, Ltd. held on June 26, 2002. In the event of any continuation or adjournment of the General Meeting, my voting right shall be exercised in accordance with my intentions as signified by my entries herein.

Date: June , 2002

Registered Seal ______________________

Number of voting rights held* ______________________
*A shareholder is entitled to one voting right per 1,000 shares.

Item No. 1	On the proposal by the Board of Directors	FOR	AGAINST
Item No. 2	On the proposal by the Board of Directors	FOR	AGAINST
Item No. 3	On the proposal by the Board of Directors	FOR	AGAINST
Item No. 4	On the proposal by the Board of Directors (Except for the candidate at right) ( )	FOR	AGAINST
Item No. 5	On the proposal by the Board of Directors	FOR	AGAINST

Note: - The absence of a "For" or "Against" indication in respect of any proposal will be treated by the Company as an affirmative vote.
- With respect to Item No. 4, if you wish to disapprove any of the candidates, please mark "FOR" and write the candidate's number assigned to the person concerned in the parentheses provided. The candidate's numbers are provided in the Agenda in the Notice of Holding Ordinary General Meeting of Shareholders.

DETACH HERE

Please read the following before filling the Voting Right Card.

1. If you wish to attend the General Meeting of Shareholders, please bring the Voting Right Card with you on the day and present it at the entrance to the meeting hall.
2. If you do not wish to attend the General Meeting of Shareholders, please circle "For" or "Against" in the column of each item, affix your seal in the space provided, detach and mail the card so as to be received by Hitachi, Ltd. on or before June 25, 2002.

Reference Number of Shareholder ______________________

Number of shares held ______________________

Number of shares in the share-register ______________________

Number of shares in the beneficiaries' record ______________________

(Translation)

Hitachi, Ltd.
6, Kanda-Surugadai 4-chome
Chiyoda-ku, Tokyo

June 26, 2002

To Shareholders

Report on the Matter Reported and Resolutions Adopted
<u>at the 133rd Ordinary General Meeting of Shareholders</u>

Dear Sir/Madam:

We take pleasure in informing you that the following items were reported and resolved, respectively, at our 133rd Ordinary General Meeting of Shareholders held today.
We, with great reluctance, decided not to pay the year-end dividend as a result of posting a large accumulated deficit for the period. We wish to apologize to you and hope we will continue to receive your understanding and support for our efforts.

Reporting Matter

Report on the Business Report and the Statement of Income for the 133rd Business Term (from April 1, 2001 to March 31, 2002) and the Balance Sheet as of March 31, 2002

The above financial statements were reported.

Matters to be resolved

Item No. 1 Approval of the Plan for Disposition of Deficit for the 133rd Business Term (from April 1, 2001 to March 31, 2002)

The plan was approved as proposed.

Item No. 2 Amendment to the Articles of Incorporation

It was approved as proposed to amend provisions of the Articles of Incorporation as follows:

- The provisions of the quorum for a General Meeting of Shareholders to adopt resolutions for the election of Directors and Corporate Auditors, and the method of preparing corporate documents, etc. were amended.
- The provisions to exempt Directors and Corporate Auditors from liabilities to the Company by resolution of the Board of Directors were established.
- To prepare for the hiring of outside Directors, the provision to enable the Company to enter into an agreement to limit their liabilities to the Company to a specified amount was established.

Item No. 3 Acquisition by Hitachi, Ltd. of its own shares

It was approved as proposed that in order to enable management to implement its capital policy with agility, the Company may acquire shares of common stock of the Company, not exceeding 300,000,000 shares, for the aggregate acquisition prices not exceeding JPY300,000 million during the period from the close of this Ordinary General Meeting of Shareholders to the close of the next Ordinary General Meeting of Shareholders.

Item No. 4 Election of 2 Directors

Isao Ono
Masaharu Sumikawa

These two persons were newly appointed as proposed and assumed their offices forthwith.

Item No. 5 Grant of retirement allowances to the retiring Directors

It was approved as proposed to grant retirement allowances to the retiring Directors, Mr. Toshihiko Odaka and Mr. Kunio Hasegawa, appropriately in accordance with the office regulations and the customs of the Company. The determination of the actual amount, time and method of payment was entrusted to the Board of Directors.

Very truly yours,

Etsuhiko Shoyama
President and Director

NOTICE

As regards Directors, at the meeting of the Board of Directors held after the close of the General Meeting of Shareholders, Mr. Isao Ono and Mr. Masaharu Sumikawa were appointed and assumed their offices forthwith. We hope we will continue to receive your support.

Chairman of the Board and Representative Director	Tsutomu Kanai
President and Representative Director	Etsuhiko Shoyama
Executive Vice President and Representative Director	Yoshiki Yagi
	Yoshiro Kuwata
	Yuushi Samuro
	Takashi Kawamura
	Kazuo Kumagai
Senior Vice President and Director	Kazuo Sato
	Takao Matsui
	Masaaki Hayashi
	Isao Ono
	Masaharu Sumikawa
Director	Hiroshi Kuwahara
	Katsukuni Hisano

(Summary Translation)

Annual Report pursuant to Article 24.1 of the Securities and Exchange Law of Japan

For the 133rd business period
(from April 1, 2001 to March 31, 2002)

Hitachi, Ltd.

Tokyo, Japan

Cautionary Statement

Statements in this document contain forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

Outline

1. History

Hitachi, Ltd. ("Company") was founded in 1910 as a small electric repair plant and was incorporated in February 1920.

2. Subsidiaries

(a) Major Consolidated Subsidiaries (As of March 31, 2002)

(Name)	(Capital) Millions of yen	(Ownership) %
Babcock-Hitachi Kabushiki Kaisha	5,000	100.0
Chuo Shoji, Ltd.	2,000	100.0
Hitachi Air Conditioning Systems Co., Ltd.	10,000	100.0
Hitachi Building Systems Co., Ltd.	5,105	100.0
Hitachi Cable, Ltd.	25,948	52.7
Hitachi Capital Corporation	9,459	53.1
Hitachi Chemical Co., Ltd.	15,283	52.6
Hitachi Construction Machinery Co., Ltd.	22,199	54.8
Hitachi Electronics Engineering Co., Ltd.	2,275	61.0
Hitachi Electronics Services Co., Ltd.	5,000	100.0
Hitachi Engineering Co., Ltd.	1,650	100.0
Hitachi Engineering & Services Co., Ltd.	1,950	100.0
Hitachi High-Technologies Corporation	7,938	73.4
Hitachi Hokkai Semiconductor, Ltd.	2,400	100.0
Hitachi Hometec, Ltd.	800	100.0
Hitachi Industries Co., Ltd.	5,000	100.0
Hitachi Information Systems, Ltd.	13,162	52.8
Hitachi Insurance Services, Ltd.	600	100.0
Hitachi Kiden Kogyo, Ltd.	2,613	58.5
Hitachi Life Corporation	1,000	100.0
Hitachi Maxell, Ltd.	12,202	52.4
Hitachi Media Electronics Co., Ltd.	500	100.0
Hitachi Medical Corporation	13,884	65.4
Hitachi Metals, Ltd.	26,283	55.0
Hitachi Mobile Co., Ltd.	1,000	100.0
Hitachi Plant Engineering & Construction Co., Ltd.	7,319	56.3
Hitachi Semiconductor and Devices Sales Co., Ltd.	2,000	100.0
Hitachi Service & Engineering (East), Ltd.	600	100.0
Hitachi Service & Engineering (West) Ltd.	600	100.0
Hitachi Software Engineering Co., Ltd.	33,065	52.5
Hitachi Systems & Services, Ltd.	1,000	100.0
Hitachi Telecom Technologies, Ltd.	900	100.0

(Name)	(Capital)	(Ownership)
	Millions of yen	%
Hitachi Tohbu Semiconductor, Ltd.	1,280	100.0
Hitachi Tokyo Electronics Co., Ltd.	600	100.0
Hitachi Transport System, Ltd.	16,802	59.9
Hitachi Via Mechanics, Ltd.	1,650	100.0
Japan Servo Co., Ltd.	2,547	53.0
Nikkyo Create, Ltd.	1,000	100.0
Trecenti Technologies, Inc.	30,000	60.0
	Thousand	
Hitachi America, Ltd.	US$216,201	100.0
Hitachi Asia Ltd.	S$24,000	100.0
Hitachi Automotive Products (USA), Inc.	US$32,791	100.0
Hitachi (China), Ltd.	US$69,000	100.0
Hitachi Computer Products (America), Inc.	US$14,000	100.0
Hitachi Computer Products (Asia) Corp.	P.Peso2,005,250	100.0
Hitachi Computer Products (Europe) S.A.	Euro15,245	100.0
Hitachi Data Systems Holding Corp.	US$381,846	100.0
Hitachi Electronic Devices (USA), Inc.	US$140,911	100.0
Hitachi Europe Ltd.	£ Stg.12,270	100.0
Hitachi Home Electronics (America), Inc.	US$40,000	100.0
Hitachi Nippon Steel Semiconductor Singapore Pte. Ltd.	S$440,000	53.8
Hitachi Semiconductor (America) Inc.	US$57,000	100.0
Hitachi Semiconductor (Europe) GmbH	Euro150,831	100.0
Hitachi Semiconductor (Malaysia) Sdn. Bhd.	M$84,000	90.0
Shanghai Hitachi Household Appliances Co., Ltd.	Yuan262,726	60.0
Taiwan Hitachi Co., Ltd.	NT$2,334,470	61.5

(b) Other Consolidated Subsidiaries

The Company has 1,010 other consolidated subsidiaries.

3. Number of Employees by Industry Segment (Consolidated basis)

(As of March 31, 2002)

Information & Telecommunication Systems	68,381
Electronic Devices	42,216
Power & Industrial Systems	72,250
Digital Media & Consumer Products	33,742
High Functional Materials & Components	52,720
Logistics, Services & Others	30,197
Financial Services	4,184
Corporate	3,299
Total	306,989

The number of employees of the Company was 48,590 as of March 31, 2002.

The Business

1. Sales by Industry Segment (Consolidated basis)

(Millions of yen)

Information & Telecommunication Systems	1,829,661
Electronic Devices	1,487,200
Power & Industrial Systems	2,266,895
Digital Media & Consumer Products	1,170,744
High Functional Materials & Components	1,250,248
Logistics, Services & Others	1,430,825
Financial Services	567,138
Eliminations	(2,008,927)
Total	7,993,784

2. Share Exchange Agreement

On May 28, 2002, the Company and UNISIA JECS Corporation entered into a share exchange agreement for the purpose of strengthening automotive products business. The Company shall allot 0.197 shares of its common stock to each share of UNISIA JECS's common stock and issue 25,143,245 shares in total. The share exchange transaction shall take place on October 1, 2002.

3. License Agreement

	Concerning
(a) As Licensee	
General Electric Co.	Gas Turbines
(b) Cross License and Joint Development	
Lucent Technologies, Inc.	Semiconductors, Communication equipment
International Business Machines Corp.	Servers
Hewlett-Packard Co.	UNIX servers

Concerning

(c) As Licenser

Seiko Epson Corporation	RISC Processors
Sony Corporation	RISC Processors

4. Research and Development Expense (Consolidated basis)

(Millions of yen)

Information & Telecommunication Systems	136,714
Electronic Devices	116,706
Power & Industrial Systems	63,733
Digital Media & Consumer Products	37,593
High Functional Materials & Components	47,501
Logistics, Services & Others	11,983
Financial Services	1,218
Total	415,448

Capital Investment (Consolidated basis)

(Millions of yen)

Industry Segment	Fiscal 2001	Fiscal 2002 (Forecast)
Information & Telecommunication Systems	89,769	83,000
Electronic Devices	114,602	70,000
Power & Industrial Systems	74,549	71,000
Digital Media & Consumer Products	38,677	37,000
High Functional Materials & Components	80,232	61,000
Logistics, Services & Others	40,125	40,000
Financial Services	472,129	575,000
Eliminations & Corporate items	(53,804)	(47,000)
Total	856,279	890,000

Property (Consolidated basis)

(As of March 31, 2002)

Industry Segment	Asset in Book Value (Millions of yen)
Information & Telecommunication Systems	250,279
Electronic Devices	474,133
Power & Industrial Systems	430,619
Digital Media & Consumer Products	211,290
High Functional Materials & Components	511,862
Logistics, Services & Others	288,065
Financial Services	320,964
Eliminations & Corporate items	27,212
Total	2,514,424

The Company

1. Capital Stock at the end of March 2002 282,032 million yen

2. Outstanding Shares at the end of March 2002 3,338,481,041 shares

* The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka, and Sapporo stock exchanges in Japan and on the Luxembourg, Frankfurt, Amsterdam, Paris and New York stock exchanges overseas.

3. Main Shareholders

(As of March 31,2002)

	Name of Shareholders	Number of Shares (shares)	Percentage to Total Outstanding
1	Japan Trustee Services Bank, Ltd.	175,867,000	5.27%
2	The Chase Manhattan Bank, N.A. London	150,267,096	4.50
3	State Street Bank and Trust Company	134,965,549	4.04
4	NATS CUMCO*	127,422,080	3.82
5	Nippon Life Insurance Company	115,325,472	3.45

*NATS CUMCO is the nominee name for the aggregate of the Company's American Depositary Receipts (ADRs) holders.

4. Incentive Stock Option Plan

The Company introduced a stock option plan resolved at the 131st Ordinary General Meeting of Shareholders held June 28, 2000 and the 132nd Ordinary General Meeting of Shareholders held June 27, 2001, respectively. The Company will grant rights to subscribe for new shares to its Directors and employees, all in office when the rights to subscribe for new shares shall be granted.

5. Directors and Corporate Auditors

Title	Name	Date of Birth
Chairman of the Board and Representative Director	Tsutomu Kanai	Feb. 26, 1929
President and Representative Director	Etsuhiko Shoyama	Mar. 9, 1936
Executive Vice President and Representative Director	Yoshiki Yagi	Feb. 27, 1938
	Yoshiro Kuwata	Sep. 1, 1936
	Yuushi Samuro	Aug. 7, 1936
	Takashi Kawamura	Dec. 19, 1939
	Kazuo Kumagai	Mar. 2, 1938
Senior Vice President and Director	Kazuo Sato	Jul. 3, 1937
	Takao Matsui	Mar. 18, 1939
	Masaaki Hayashi	Dec. 12, 1940
	Isao Ono	May 23, 1944
	Masaharu Sumikawa	Jul. 2, 1943
Director	Hiroshi Kuwahara	Nov. 23, 1935
	Katsukuni Hisano	Mar. 2, 1940
Corporate Auditor	Shigemichi Matsuka	May 19, 1937
	Tadashi Ishibashi	Apr. 16, 1938
	Kotaro Muneoka	Oct. 30, 1940
	Makoto Murata	Dec. 26, 1926
	Michio Mizoguchi	Oct. 31, 1929

Financial Statements
(HITACHI, Ltd. Unconsolidated)

1. Balance Sheet (As of March 31, 2002)

(ASSETS)	Millions of yen	(LIABILITIES)	Millions of yen
CURRENT ASSETS	2,124,120	CURRENT LIABILITIES	1,788,217
Cash	158,599	Trade accounts payable	773,370
Notes receivable	14,763	Short-term debt	84,032
Accounts receivable	767,553	Commercial paper	50,000
Marketable securities	118,556	Other accounts payable	23,527
Money held in trust	80,407	Accrued expenses	273,271
Finished goods	69,192	Advance received from customers	253,696
Semi-finished goods	73,338	Deposits received	292,753
Raw materials	48,761	Warranty reserve	10,638
Work in process	199,826	Other current liabilities	26,926
Advances paid	72,117	FIXED LIABILITIES	770,341
Short-term loan receivables	259,591	Debentures	511,299
Deferred tax assets	114,481	Long-term debt	2,668
Other current assets	148,022	Accrued pension liability	162,150
Allowance for doubtful receivables	(1,092)	Reserve for loss on repurchasing computers	31,145
FIXED ASSETS	1,799,024	Reserve for contribution to Defined Contribution Pension Plan	63,077
Tangible fixed assets	574,630		
Buildings	214,651	TOTAL LIABILITIES	2,558,558
Structures	21,488		
Machinery	169,934		
Vehicles	441	(STOCKHOLDERS' EQUITY)	
Tools and furniture	93,333	CAPITAL STOCK	282,032
Land	59,780	LEGAL RESERVES	323,131
Construction in progress	15,000	Capital surplus	252,693
Intangible fixed assets	106,403	Earned surplus reserve	70,438
Software	86,424	RETAINED EARNINGS	712,336
Railway and public utility installation	1,795	Reserve for software program development	33,132
Others	18,183	Reserve for special depreciation	2,101
Investments	1,117,991	Special reserve	905,990
Investments in subsidiaries	403,793	Accumulated deficit (net loss for the period of 252,641)	228,887
Investments in securities	352,018	UNREALIZED HOLDING GAINS ON SECURITIES	47,419
Long-term loan receivables	5,715	TREASURY STOCK	(333)
Deferred tax assets	307,867		
Others	94,427	TOTAL STOCKHOLDERS' EQUITY	1,364,585
Allowance for doubtful receivables	(45,831)		
TOTAL ASSETS	3,923,144	TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	3,923,144

Notes:

(1) Inventories
Finished goods, semi-finished goods and work-in-process : Lower of cost or market. Cost is determined by the specific identification method or the moving average method.
Raw materials : Lower of cost or market. Cost is determined by the moving average method.

(2) Securities and money held in trust
Investments in subsidiaries are stated at cost. Cost is determined by the moving average method. Other securities which had readily determinable fair values are stated at fair value. The difference between acquisition cost and carrying cost of other securities is recognized in "Unrealized Holding Gains On Securities." The cost of other securities sold is computed based on a moving average method. Other securities which did not have readily determinable fair values are stated at cost determined by the moving average method.
Money held in trust is stated at fair value.

(3) Depreciation of tangible fixed assets
Buildings : Straight-line method.
Other tangible fixed assets : Declining-balance method.
Accumulated depreciation of tangible fixed assets: JPY1,635,906 million

(4) Depreciation of intangible fixed assets
Selling, leasing, or otherwise marketing software : Depreciated based on expected gross revenues ratably.
Other intangible fixed assets : Straight-line method.

(5) Accrued pension liability is provided for employees' retirement and severance benefits. Such liability is determined based on projected benefit obligation and expected plan assets at March 31, 2002.
Unrecognized net asset of JPY34,771 million at transition is amortized by the straight-line method over 5 years.
Prior service liabilities are amortized by the straight-line method over the estimated average remaining service years of employees.
Unrecognized actuarial gain or loss is amortized by the straight-line method over the estimated average remaining service years of employees from next fiscal year.
JPY35,129 million included in Accrued pension liability is loss on return of substitutional portion of Employees Pension Fund. Such loss is based on Article 287-2 of the Commercial Code

(6) Consumption tax is accounted for based on the tax segregated method, under which consumption tax is excluded from presentation of sales, cost of sales and expenses.

(7) Short-term receivables from subsidiaries JPY765,762 million
Long-term receivables from subsidiaries JPY48,604 million
Short-term payables to subsidiaries JPY849,446 million

(8) The difference between acquisition cost and carrying cost of other securities in "Total Stockholders' Equity," under Article 290.1.6 of the Commercial Code, amounted to JPY46,047 million.

(9) Rights to subscribe for new shares of the Company under Article 280-19.1 of the Commercial Code

Class	Number of shares to be issued	Issue price per share	Issue period
Common Stock	347,000 shares	JPY1,451	7/27/2001－7/26/2005
Common Stock	1,090,000 shares	JPY1,270	8/4/2002－8/3/2006

(10) In addition to the capitalized fixed assets, as significant equipment, the Company utilizes certain semiconductor and computer manufacturing equipment under the lease arrangements.

(11) Pledged assets
Investments in subsidiaries JPY3,630 million

(12) Loan guarantees JPY59,594 million

(13) Net loss per share JPY75.68

2. Statement of Income (From April 1, 2001 to March 31, 2002)

ORDINARY INCOME AND LOSS	Millions of yen
Operating income and loss	
Net sales	3,522,299
Cost of sales	2,927,426
Selling, general and administrative expenses	679,615
Operating loss	84,742
Non-operating income and loss	
Non-operating income	95,016
(Interest and dividends)	(81,507)
(Others)	(13,509)
Non-operating expenses	91,937
(Interest)	(12,873)
(Others)	(79,064)
Ordinary loss	**81,663**
EXTRAORDINARY GAIN AND LOSS	
Extraordinary gain	10,729
(Gain on sale of land)	(8,906)
(Gain on sale of investments in securities)	(1,823)
Extraordinary loss	318,887
(Special termination benefit)	(108,768)
(Restructuring charges)	(90,251)
(Impairment loss on investments and securities)	(76,144)
(Loss on Pension Plan amendments)	(43,722)
Loss before income taxes	**389,820**
Income taxes	
Current	3,884
Deferred	(141,063)
Net loss	**252,641**
Unappropriared retained earnings at the beginning of the period	33,767
Interim dividends paid	10,013
Accumulated deficit at the end of the period	**228,887**

Notes:

(1) Special termination benefit of JPY108,768 million arises primarily from the early retirement plans of the Company and its subsidiaries.

(2) Restructuring charges of JPY90,251 million are due to withdrawal from cathode ray tubes and restructuring of semiconductor business and digital media business in Europe, etc. Included in this total are losses of JPY53,843 million for restructuring of subsidiaries, losses of JPY16,474 million on sale or disposal of property, plant and equipment and losses of JPY7,313 million on sale or disposal of inventories.

(3) Impairment loss on investments and securities of JPY76,144 million consists of impairment loss on investments in securities of JPY59,637 million and impairment loss on investments in subsidiaries of JPY16,507 million.

(4) Loss on Pension Plan amendments of JPY43,722 million consists of loss on return of substitutional portion of Employees Pension Fund of JPY35,129 million and loss on initiation of Defined Contribution Pension Plan of JPY8,593 million.

(5)

Sales to subsidiaries	JPY1,454,070 million
Purchases from subsidiaries	JPY2,354,152 million
Non-operating transactions with subsidiaries	JPY336,150 million

3. Statement of Disposition of Deficit

	Millions of yen
Accumulated deficit at the end of the period	**228,887**
Accumulated deficit disposed of :	
Reversal of Reserve for software program development	992
Reversal of Reserve for special depreciation	437
Reversal of Special reserve	262,000
Unappropriated retained earnings carried forward to the following period	34,541

Notes:

(1) The Ordinary General Meeting of Shareholders of the Company was held on June 26, 2002.

(2) Reserve for software program development and Reserve for special depreciation are made in accordance with the Special Taxation Measurement Law.

(Translation)

Articles of Incorporation

of

Hitachi, Ltd.

(Amended as of June 26, 2002)

Articles of Incorporation
of
Hitachi, Ltd.

Establishment:	February 1, 1920		
Amendments:	June 27, 1920	December 25, 1923	August 25, 1928
	November 26, 1928	May 28, 1929	January 27, 1933
	October 27, 1933	April 26, 1935	January 27, 1937
	October 28, 1937	October 27, 1938	February 25, 1939
	October 27, 1939	August 28, 1940	December 19, 1940
	April 28, 1941	April 27, 1943	November 9, 1943
	April 10, 1944	April 27, 1944	August 25, 1944
	October 27, 1944	April 27, 1945	September 19, 1945
	May 20, 1946	April 26, 1947	February 16, 1948
	August 4, 1948	December 27, 1948	September 28, 1949
	November 28, 1949	October 29, 1951	November 26, 1954
	November 28, 1955	October 1, 1956	May 28, 1957
	November 28, 1957	May 29, 1961	November 28, 1961
	August 31, 1962	November 28, 1962	April 1, 1963
	May 28, 1963	November 28, 1967	May 28, 1969
	November 28, 1974	June 28, 1982	June 29, 1989
	June 27, 1991	June 29, 1994	June 26, 1998
	June 29, 1999	June 28, 2000	October 1, 2001
	June 26, 2002		

Chapter I General Provisions

Article 1. (Corporate name)

The Company shall be called "Kabushiki Kaisha Hitachi Seisakusho" in Japanese and "Hitachi, Ltd." in English.

Article 2. (Corporate purpose)

The purpose of the Company shall be to carry on the following businesses:

1. Manufacture and sale of electrical machinery and appliances.
2. Manufacture and sale of industrial machinery and appliances.
3. Manufacture and sale of rolling stock.
4. Manufacture and sale of telecommunication and electronic machinery and appliances.
5. Manufacture and sale of lighting and household machinery and appliances.
6. Manufacture and sale of optical and medical machinery and instruments.
7. Manufacture and sale of measuring and other general machinery and appliances.
8. Manufacture and sale of materials related to the products mentioned in any of the foregoing items.
9. Preparation and sale of software.
10. Preparation and sale of images, software and data related to multimedia.
11. Leasing and maintenance services of the products mentioned in any of the foregoing items.
12. Supply of electricity.
13. Telecommunication, information processing and information supply services, as well as broadcasting.
14. Undertaking of commercial transactions and payment transactions by utilizing the Internet.
15. Provision of results of research and development related to biotechnology.
16. Consulting on any of the foregoing items.
17. Licensing of industrial property rights and know-how.
18. Undertaking of engineering related to any of the foregoing items.
19. Design, supervision and undertaking of construction work.
20. Money lending, factoring, debt guarantee and investment advisory business.
21. Home health care support business under the Health Care Insurance Law and the operation of health care and nursing facilities.
22. Any and all businesses relating to the foregoing items.

Article 3. (Location of head office)

The Company shall have its head office in Chiyoda-ku, Tokyo.

Article 4. (Method of giving public notices)

The public notices of the Company shall be given by publication in the Mainichi Shimbun and the Nihon Keizai Shimbun, both published in Tokyo.

Chapter II Shares

Article 5. (Total number of shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be 10,000,000,000 shares; provided, however, that in the event that any shares are canceled, the number of such shares so canceled shall be subtracted from the total number of shares so authorized.

Article 6. (Number of shares to constitute one unit and nonissuance of share certificates evidencing less-than-one-unit shares)

The number of shares to constitute one unit of shares of the Company shall be 1,000 shares.

The Company shall not issue share certificates evidencing less-than-one-unit shares.

Article 7. (Transfer agent)

The Company shall have a transfer agent in respect of shares.

The share register and the beneficiaries' record of the Company shall be kept at the business office of the transfer agent.

The transfer agent mentioned in the first paragraph shall handle for the Company the registration of the transfer of shares and other business relating to shares.

The provisions of the foregoing paragraphs shall apply with respect to debentures.

Article 8. (Share Handling Regulations)

In addition to what is provided in laws, regulations or these Articles of Incorporation, the denominations of share certificates of the Company and registration of the transfer of shares of the Company, registration of rights of pledges, declaration of property in trust, notices from shareholders (including beneficiaries hereinafter), reissue of share certificates, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other matters relating to the handling of shares shall be governed by the Share Handling Regulations established by the Board of Directors.

Article 9. (Provisional address or agent of shareholders, etc., residing abroad)

Shareholders, pledgees or their legal representatives residing in foreign countries shall establish their provisional addresses or appoint their agents, in Japan, and shall notify such addresses or agents in accordance with the Share Handling Regulations. The same shall apply in case of a change occurring in these matters.

Article 10. (Record date and closing of share register)

The Company shall treat the shareholders as of the date of the closing of accounts for each business term as shareholders entitled to exercise the rights of shareholders at the ordinary General Meeting of Shareholders for such business term.

In addition to the preceding paragraph, if it is deemed necessary, the Company may, by giving public notice in advance, by resolution of the Board of Directors, treat the shareholders or pledgees as of a certain date and hour as the shareholders or pledgees entitled to exercise their rights.

If necessary, in the case mentioned in any of the preceding paragraphs, any alteration of the entries or records in the share register may be suspended for a certain period by giving public notice in advance, by resolution of the Board of Directors.

Chapter III Organs

Section 1. General Meeting of Shareholders

Article 11. (Convening)

An ordinary General Meeting of Shareholders shall be convened in June of each year and an extraordinary General Meeting of Shareholders shall be convened whenever necessary by the President and Director.

If the President and Director is prevented from discharging his duties, such meeting shall be convened by another Representative Director in the order previously fixed by the Board of Directors.

Article 12. (Chairmanship)

Chairmanship of a General Meeting of Shareholders shall be assumed by the President and Director. If the President and Director is prevented from discharging his duties, then another Director shall act as such chairman in the order previously fixed by the Board of Directors.

Article 13. (Exercise of voting rights by proxy)

Shareholders or their legal representatives may exercise their voting rights by proxy; provided, however, that such proxy must be a shareholder of the Company entitled to vote.

In the case mentioned in the preceding paragraph, a document showing the power of representation shall be submitted to the Company in advance.

Article 14. (Method of adopting resolutions)

Unless otherwise provided by laws, regulations or these Articles of Incorporation, resolutions at a General Meeting of Shareholders shall be adopted by a majority of the votes of the shareholders present.

Article 15. (Minutes)

With respect to the proceedings at a General Meeting of Shareholders, minutes shall be prepared entering or recording therein the general proceedings and the resultant actions taken thereat, and such minutes shall be kept at the Company after the chairman and the Directors present have affixed their names and seals or their electronic signatures thereto.

Section 2. Directors and Board of Directors

Article 16. (Number)

The Company shall have not more than 40 Directors.

Article 17. (Election)

For the adoption of resolutions for the election of Directors, the presence of shareholders representing one-third or more of the voting rights of all the shareholders shall be required at the General Meeting of Shareholders.

Resolutions under the preceding paragraph shall not be made by cumulative voting.

Article 18. (Term of office)

The term of office of Directors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within two years after their assumption of office; provided, however, that the term of office of those Directors who have newly assumed office while the other Directors are still in office shall be for the remaining balance of the term of office of the other Directors presently in office.

Article 19. (Representative Directors)

Representative Directors shall be selected by resolution of the Board of Directors.

Article 20. (Chairman of the Board, Vice Chairman of the Board and President)

By resolution of the Board of Directors, a President and Director shall be selected and for reasons of the Company's operation, a Chairman of the Board and a Vice Chairman of the Board may be selected; provided that the President and Director must be a Representative Director.

Article 21. (Executive Vice Presidents, Senior Vice Presidents and Executive Managing Directors)

For reasons of its operation, the Company may have one or more Executive Vice Presidents and Directors, Senior Vice Presidents and Directors, and Executive Managing Directors, respectively, by resolution of the Board of Directors.

Article 22. (Convening of meeting of the Board of Directors)

Notice for convening a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 23. (Remuneration)

The remuneration and retirement allowance for Directors shall be decided at a General Meeting of Shareholders.

Article 24. (Exemption of Directors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Director from liabilities in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the extent as provided in laws or regulations.

The Company may enter into an agreement with any outside Director to limit liabilities of such Director in respect of any act as provided in Article 266, paragraph 1, item 5 of the Commercial Code of Japan to the aggregate amount as provided in the items of paragraph 19 of the said Article of the Commercial Code.

Article 25. (Board of Directors Regulations)

In addition to what is provided by laws, regulations or these Articles of Incorporation, the matters concerning the Board of Directors shall be governed by the Board of Directors Regulations established by the Board of Directors.

Section 3. Corporate Auditors and Board of Corporate Auditors

Article 26. (Number)

The Company shall have not more than seven Corporate Auditors.

Article 27. (Term of office)

The term of office of Corporate Auditors shall expire at the close of the ordinary General Meeting of Shareholders relating to the last closing of accounts within three years after their assumption of office; provided, however, that the term of office of a Corporate Auditor elected to fill a vacancy created by the retirement of another Corporate Auditor before the expiration of his term of office shall expire at the time the term of office of the retired Corporate Auditor would have expired.

Article 28. (Application of provisions relating to Directors)

The provisions of the first paragraph of Article 17 and Article 23 shall apply, mutatis mutandis, with respect to Corporate Auditors.

Article 29. (Exemption of Corporate Auditors from liabilities)

The Company may, by resolution of the Board of Directors, exempt any Corporate Auditor from liabilities to the extent as provided in laws or regulations.

Article 30. (Convening of meeting of the Board of Corporate Auditors)

Notice for convening a meeting of the Board of Corporate Auditors shall be dispatched to each Corporate Auditor one week prior to the date of the meeting; provided, however, that in case of urgency, such period may be shortened and such notice may be dispatched three days prior to the date of the meeting.

Article 31. (Regulations of the Board of Corporate Auditors)

In addition to what is provided by laws, regulations or these Articles of Incorporation, the matters concerning the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors.

Section 4. Chairmen Emeritus

Article 32. (Chairmen Emeritus)

The Company may have Chairmen Emeritus by resolution of the Board of Directors.

Chapter IV Accounts

Article 33. (Date of closing of accounts)

The date of closing of accounts of the Company shall be March 31 of each year.

Article 34. (Dividends)

Dividends shall be paid to the shareholders or registered pledgees as of each date of closing of accounts after the close of the ordinary General Meeting of Shareholders concerned.

If the dividends mentioned in the preceding paragraph are not received within three years from the date they became due and payable, the Company shall be relieved of the obligation to pay such dividends.

Article 35. (Interim dividends)

The Company may, by resolution of the Board of Directors, make such distribution of money as provided for in Article 293-5 of the Commercial Code of Japan to the shareholders or registered pledgees as of the last day of September of each year.

The provisions of the second paragraph of the preceding Article shall apply, mutatis mutandis, to the distribution of money mentioned in the preceding paragraph.

(Translation)

Share Handling Regulations

of

Hitachi, Ltd.

(Amended as of June 1, 2002)

Share Handling Regulations

of

Hitachi, Ltd.

Established : October 29, 1951

Amended :	February 1, 1963	April 1, 1967	January 1, 1970
	November 28, 1974	September 30, 1982	June 27, 1991
	June 26, 1998	September 24, 1999	March 24, 2000
	October 1, 2001	June 1, 2002	

Chapter I General Provisions

Article 1. (Purpose)

Denominations of share certificates, registration of transfer of shares of the Company, handling of exercise of voting rights and other rights of shareholders by electromagnetic methods and other procedures relating to shares shall be governed by these Regulations in accordance with the provisions of Article 8 of the Articles of Incorporation; provided, however, that procedures relating to the handling of shares of beneficiaries shall also be governed by the regulations established by the Japan Securities Depository Center (hereinafter JASDEC).

Resolution of the Board of Directors shall be required for any alteration of these Regulations.

Article 2. (Denominations of share certificates)

The share certificates issued by the Company shall be in denominations of 1, 5, 10, 50, 100, 500, 1,000, 10,000, 50,000, 100,000, 200,000 and 500,000 shares, and of other numbers of shares as deemed necessary by the Company.

Article 3. (Transfer agent)

The Company's transfer agent, the place where it conducts related transfer work and the intermediating offices thereof shall be as follows:

Transfer agent: Tokyo Securities Transfer Agent Co., Ltd.
5-1, 1-chome, Marunouchi, Chiyoda-ku, Tokyo

Place where it conducts related transfer work:
Head Office of Tokyo Securities Transfer Agent Co., Ltd.
(New Marunouchi Bldg.)
5-1, 1-chome, Marunouchi, Chiyoda-ku, Tokyo

Intermediating offices thereof:
Branch offices and intermediating offices of Tokyo Securities Transfer Agent Co., Ltd.

Article 4. (Procedure for application and notification)

Unless otherwise provided by these Regulations, procedures under these Regulations, and procedures relating to applications, notifications, etc. with respect to the exchange of share certificates, payment of dividends and other matters entrusted by the Company to the transfer agent shall be directed to the transfer agent.

Article 5. (Mode of application, notice and notification)

An application, notice or notification under these Regulations shall be in the form prescribed by the Company.

An application, notice or notification under these Regulations shall bear the name, address and seal of the person making or giving such application, notice or notification.

A shareholder, beneficiary or his legal representative making or giving the application, notice or notification mentioned in the preceding paragraph shall attach thereto a document identifying such shareholder, beneficiary or legal representative; provided, however, that this shall not apply where such application, notice or notification is impressed with the seal notified to the Company in accordance with Article 15.

Chapter II Registration of Transfer

Article 6. (Registration of transfer by assignment)

In case of an application for registration of transfer of shares by assignment, the application shall be made accompanied by the share certificates.

Article 7. (Registration of transfer by cause other than assignment)

In case of an application for registration of transfer of shares acquired by succession, bequest, merger or other cause not related to assignment, the application shall be made accompanied by the share certificates and documents showing the cause of transfer.

Article 8. (Registration of transfer when other procedures are required by laws and orders)

If it is required by laws and orders to take other procedures in connection with the transfer of shares referred to in the preceding two Articles, a document showing the completion of such procedures shall be attached to the application.

Chapter III Registration of Pledge and Declaration of Trust Property

Article 9. (Registration and cancellation of pledge)

In case of an application for registration or cancellation of a pledge, the application shall be made by the parties concerned and be accompanied by the share certificates.

Article 10. (Declaration and cancellation of trust property)

In case of an application for declaration or cancellation of trust property, the application shall be accompanied by the share certificates.

Chapter IV Notice of No Intention of Holding Share Certificates

Article 11. (Notice of no intention of holding share certificates)

In case of giving notice of no intention of holding share certificates, a written notice shall be submitted to the Company together with the share certificates; provided, however, that no submission of share certificates shall be required if such share certificates have not been issued.

Upon receipt of the notice mentioned in the preceding paragraph, the Company shall regard such share certificates as non-issued.

Article 12. (Issuance of unheld share certificates)

When a shareholder who has given notice of no intention of holding share certificates desires the issuance of such share certificates, he shall submit to the Company an application therefor.

Chapter V Beneficiaries' Record

Article 13. (Entry in the beneficiaries' record of the Company, etc.)

Entry or record of a beneficiary in the beneficiaries' record of the Company shall be made based upon notices from JASDEC concerning beneficiaries and the beneficiary cards.

Article 14. (Adding up)

If a shareholder registered or recorded in the share-register of the Company and a beneficiary entered or recorded in the beneficiaries' record of the Company are judged from their names and addresses to be the same person, the number of shares as regards voting at the General Meeting of Shareholders shall be the total of the number of shares in the share-register of the Company and the number of shares in the beneficiaries' record of the Company.

Chapter VI Various Notifications

Article 15. (Notification of name, address and seal or signature)

A shareholder, beneficiary or his legal representative shall notify the Company of the name, address and seal or signature of the shareholder or beneficiary by means of a shareholder or beneficiary card. The same shall apply in case of a change occurring in these matters.

Article 16. (Provisional address or agent of shareholder residing abroad)

A shareholder, beneficiary or his legal representative residing in a foreign country shall designate a provisional address or appoint an agent in Japan, and shall notify the Company of such address or agent. He shall also notify the Company in case of a change occurring in these matters.

Article 17. (Change in surname, first name, corporate name, etc.)

With respect to a change in surname, first name, corporate name, etc., notification shall be made accompanied by the share certificates and an extract from the family register or an extract from the corporate register.

Article 18. (Appointment, change or discharge of persons exercising parental power and guardians)

With respect to the appointment, change or discharge of a person exercising parental power or a guardian, notification shall be made accompanied by the share certificates and an extract from the family register, a certificate of registered matters or a similar document.

Article 19. (Change of representative for jointly owned shares)

With respect to the change of a representative for jointly owned shares, notification shall be made by all of the co-owners.

Article 20. (Change of representative of a corporation)

With respect to a change of the representative of a corporation, notification shall be made accompanied by an extract from the corporate register.

Article 21. (Notification of loss of share certificates)

In case of giving notification of loss of share certificates, the notification shall be accompanied by such documents as the Company may require.

Article 22. (Application of provisions to registered pledgee)

The provisions of Article 5 and this Chapter shall apply to a registered pledgee.

Article 23. (Special provisions for beneficiaries)

Beneficiaries shall make notifications under this Chapter through JASDEC participants; provided, however, that such notifications shall be made to the transfer agent in case of a change of only a seal or signature.

In case of a beneficiary making a notification in accordance with Article 17 or Article 18, no submission of share certificates shall be required.

Chapter VII Matters to be Indicated on and Reissuance of Share Certificates

Article 24. (Indication of shareholder, etc.)

A share certificate shall indicate the name of the shareholder or his legal representative.

When registration of transfer is made in accordance with the provisions of Chapter II, the date of registration in the share-register shall be entered in, and the attestation seal of a transfer agent shall be affixed to, the reverse side of the share certificate in the entry columns specified therefor.

The preceding paragraph shall apply in case of notifications under Article 17 and Article 18.

Article 25. (Indication of pledge and trust property)

When registration or cancellation of a pledge is made in accordance with the provisions of Article 9, such fact shall be indicated, and the date of registration thereof in the share-register shall be entered in the share certificate and the attestation seal of the transfer agent shall be affixed thereto.

When declaration or cancellation of trust property is made in accordance with the provisions of Article 10, such fact shall be indicated, and the date of registration thereof in the share-register shall be entered in the share certificate and the attestation seal of the transfer agent shall be affixed thereto.

Article 26. (Delivery of new certificates necessitated by division, consolidation or disfigurement of share certificates)

In case of an application for delivery of new certificates due to the division, consolidation or disfigurement of share certificates, such application shall be made accompanied by the share certificates concerned; provided, however, that if the degree of disfigurement is so great as to make it difficult to ascertain the genuineness of the share certificates, the procedures under Article 27 shall be followed.

Article 27. (Reissuance necessitated by loss of share certificates)

In case of an application for delivery of a new certificate because of the loss of a share certificate, such application shall be made accompanied by the original or a certified copy of the judgment of nullification.

Article 28. (Delivery of new share certificates necessitated by full entry column)

When the entry column for names of a share certificate has become full, such share certificate shall be withdrawn by the Company and a new certificate shall be delivered to replace it.

Article 29. (Fee for issuance of share certificates)

In the case mentioned in Article 12, Article 26 or Article 27, as the fee for the issuance of each share certificate there may be charged an amount equal to the sum of the stamp tax for the share certificate and the cost of issuance thereof.

Chapter VIII Less-than-One-Unit Shares

Article 30. (Number of shares per unit)

The number of shares per unit of shares of the Company shall be 1,000.

Article 31. (Purchase of less-than-one-unit shares by the Company)

In the case of an application for purchase of less-than-one-unit shares by the Company, the application shall be made to the transfer agent accompanied by the share certificates; provided, however, that an application by a beneficiary shall be made through a JASDEC participant and JASDEC.

The application for purchase mentioned in the preceding paragraph shall come into effect at the time the documents required for the application for purchase arrive at the place where the transfer agent conducts related transfer work or an intermediating office of the transfer agent.

The effect of an application for the purchase mentioned in the preceding paragraph shall not be canceled.

Article 32. (Purchase price of less-than-one-unit shares included in application for purchase)

The purchase price of less-than-one-unit shares for which an application for purchase has been made under the preceding Article shall be the amount obtained by multiplying the purchase price per share fixed in accordance with the second paragraph of this article by the number of less-than-one-unit shares included in the application for purchase.

The purchase price per share of the less-than-one-unit shares included in an application for purchase shall be the price per share in the last transaction of the Company's shares on the Tokyo Stock Exchange on the day on which the application for purchase came into effect and if there is no transaction of the Company's shares on this day shall be the price per share in the first transaction thereafter on the same Exchange.

Article 33. (Payment of the purchase price for less-than-one-unit shares included in application for purchase)

The purchase price for the less-than-one-unit shares included in an application for purchase shall be paid at the place where the transfer agent conducts related transfer work or at an intermediating office of the transfer agent, whichever is the place where the application for purchase was made, on the sixth business day of the transfer agent as reckoned from the day next following the day on which the purchase price was determined under the preceding Article; provided, however, that in a case where the purchase price per share mentioned in the second paragraph of the preceding Article is a price cum dividend relating to dividend etc. or a price cum right relating to a stock split etc., the purchase price shall be paid on or before the record date or allotment date concerned.

Article 34. (Transfer of right to less-than-one-unit shares included in application for purchase)

The right to the less-than-one-unit shares included in an application to purchase shall be transferred to the Company from the time payment of the purchase price is tendered under the preceding Article.

Article 35. (Issuance of share certificates evidencing less-than-one-unit shares)

Except as permitted by the Company for shareholders, share certificates evidencing less-than-one-unit shares shall not be issued.

Article 36. (Consolidation of share certificates evidencing less-than-one-unit shares)

In a case where a combination of share certificates evidencing less-than-one-unit shares submitted for transfer represents a number of shares equal to one unit of shares or an integral multiple thereof, the share certificates shall, unless the person applying for the transfer has requested otherwise, be consolidated and new share certificates shall be delivered to replace them.

Article 37. (Special provisions for case where no share certificate has been issued for less-than-one-unit shares)

As regards the application of the provisions of Article 7, the first paragraph of Article 11, Article 17, Article 18 and the first paragraph of Article 31, no submission of share certificates shall be required in respect of less-than-one-unit shares if the share certificates concerned have not been issued.

The provisions of Article 24 shall not apply to less-than-one-unit shares if the share certificates concerned have not been issued.

Chapter IX. Exercise of Voting Rights by Electromagnetic Method

Article 38. (Purpose)

The handling of the exercise of voting rights by an electromagnetic method shall be governed by the provisions of this Chapter.

Article 39. (Website for the exercise of voting rights at the General Meeting of Shareholders)

Voting rights of the Company by an electromagnetic method shall be exercised on the "Website for the Exercise of Voting Rights at the General Meeting of Shareholders (http://www.e-tosyodai.com)" on the Internet.

Article 40. (Voting right exercise number and password)

Upon exercise of voting rights on the "Website for the Exercise of Voting Rights at the General Meeting of Shareholders," the voting right exercise number and password notified to each shareholder or beneficiary shall be entered.

Article 41. (Identification)

The Company shall treat any person who correctly enters his voting right exercise number and password on the "Website for the Exercise of Voting Rights at the General Meeting of Shareholders" as the true shareholder or beneficiary.

Article 42. (Payment for communication charges, etc.)

The shareholders or beneficiaries shall pay for the communication charges and connection fees to be incurred by access to the "Website for the Exercise of Voting Rights at the General Meeting of Shareholders."

Article 43. (Treatment of double voting)

If voting rights are exercised both in writing and by an electromagnetic method, only the voting rights by an electromagnetic method shall be treated as having been exercised.

(Translation)

Board of Directors Regulations

of

Hitachi, Ltd.

(Amended as of June 26, 2002)

Board of Directors Regulations

of

Hitachi, Ltd.

Establishment: August 4, 1951

Amendments:	November 28, 1967	November 29, 1971	November 28, 1974
	June 28, 1977	June 26, 1981	August 26, 1982
	March 28, 1991	October 27, 1998	February 25, 1999
	June 29, 1999	October 1, 2001	April 1, 2002
	June 26, 2002		

Article 1. (Purpose)

In addition to what is provided in laws, orders or the Articles of Incorporation, matters relating to the Board of Directors of the Company shall be governed by these Regulations.

Article 2. (Powers of the Board of Directors)

The Board of Directors shall decide the administration of the affairs of the Company and supervise the execution of the duties of the Directors.

Article 3. (Person having power to convene meeting)

Ordinary meetings of the Board of Directors shall be convened once every month, and extraordinary meetings of the Board of Directors, whenever necessary, by the Chairman of the Board and Director (herein called the Chairman). If there is no Chairman or the Chairman is prevented from discharging his duties, such meetings shall be convened by the President and Director (herein called the President) and if the President is prevented from discharging his duties, such meetings shall be convened by one of the other Directors in the order previously fixed by resolution of the Board of Directors.

Article 4. (Request to convene meeting)

When a Director has requested that a meeting of the Board of Directors be convened, submitting to the Chairman a written statement giving of the matters to be taken up by such meeting, the Chairman shall convene a meeting of the Board of Directors without delay.

When a Corporate Auditor has requested that a meeting of the Board of Directors be convened in accordance with what is provided in laws and orders, the Chairman shall convene a meeting of the Board of Directors without delay.

Article 5. (Notice)

Notice of a meeting of the Board of Directors shall be dispatched to each Director and each Corporate Auditor one week prior to the date of meeting; provided, however, that in case of urgency such period may be shortened and such notice may be dispatched three days prior to the date of meeting.

Article 6. (Chairmanship)

Chairmanship of a meeting of the Board of Directors shall be assumed by the Chairman. If there is no Chairman or the Chairman is prevented from discharging his duties, the President shall assume the chairmanship and if the President is prevented from discharging his duties, one of the other Directors shall assume the chairmanship in the order previously fixed by resolution of the Board of Directors.

Article 7. (Method of resolution)

Resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at a meeting of the Board of Directors attended by more than one-half of the Directors.

A Director who has a special interest in a resolution under the preceding paragraph shall not take part in the voting thereon.

Article 8. (Matters requiring resolution)

Resolution of the Board of Directors shall be required for the following matters:

1. Convening of a General Meeting of Shareholders.
2. Matters and proposals to be presented to the General Meeting of Shareholders as the subjects to be discussed thereby.
3. Decision that shareholders not attending a General Meeting of Shareholders may exercise their voting rights by an electromagnetic method.
4. Approval of the balance sheet, statement of income, business report and the plan for appropriation of retained earnings or disposition of deficit, and detailed statements attached thereto.
5. Decision that the balance sheet and statement of income reported to the General Meeting of Shareholders shall be provided to the general public by an electromagnetic method.
6. Decision on distribution of money (interim dividends) to the shareholders or registered pledgees.
7. Selection of Representative Directors.
8. Selection of a Chairman of the Board and Director, a Vice Chairman of the Board and Director, a President and Director, Executive Vice Presidents and Directors, and Senior Vice Presidents and Directors.
9. Selection of Executive Officers and Administrative Officers.
10. Commissioning of Chairmen Emeritus.
11. Commissioning of Advisory Board Members.
12. Any other matters in addition to those mentioned in the preceding five items relating to important organizational and personnel affairs.
13. Approval of transactions between Directors and the Company.
14. Approval of transactions by the Company which might cause a conflict of interest between Directors and the Company.
15. Approval of transactions of Directors competitive with the Company.
16. Exercise of power to intervene with respect to transactions of Directors competitive with the Company.
17. Exemption of Directors and Corporate Auditors from liabilities.

18. Conclusion of contracts with outside Directors to limit liabilities of such Directors.
19. Matters relating to issuance of new shares.
20. Transfer of reserves to stated capital.
21. Splitting-up of shares and amendment of Articles of Incorporation thereof.
22. Matters relating to issuance of stock acquisition rights.
23. Cancellation of stock acquisition rights.
24. Matters relating to issuance of debentures.
25. Matters relating to issuance of debentures with stock acquisition rights.
26. Matters relating to purchase of its own shares.
27. Disposal and cancellation of its own shares.
28. Borrowing of large sums.
29. Important policies relating to production and sales.
30. Acquisition and disposal of important property.
31. Conclusion of important contracts.
32. Matters relating to important litigation.
33. Establishment and amendment of the Share Handling Regulations.
34. Establishment, amendment and repeal of important regulations.
35. Matters in addition to those mentioned in the foregoing items provided in laws, orders or the Articles of Incorporation.
36. Matters entrusted to the decision of the Board of Directors at the General Meeting of Shareholders.
37. Other matters of the Company's business of importance comparable to those mentioned in the foregoing items.

Article 9. (Matters to be reported)

Every Director shall report to the Board of Directors on the following matters without delay:

1. Progress in the execution of his business.
2. Important matters relating to transactions between himself and the Company.
3. Important matters relating to transactions by the Company which might cause a conflict of the interest between Directors and the Company.
4. Important matters relating to transactions by him which are competitive with the Company.
5. Other matters the Board of Directors may deem necessary.

Article 10. (Presence of Corporate Auditors)

Corporate Auditors shall be present at meetings of the Board of Directors, and shall state opinions when necessary.

Article 11. (Minutes)

With respect to the proceedings at a meeting of the Board of Directors, minutes shall be prepared with names and seals or electronic signatures of the Directors and the Corporate Auditors present thereat. Such minutes shall be prepared entering or recording therein a summary of the proceedings and the results thereof.

Directors who have taken part in the voting on a resolution and who have recorded no objection in the minutes shall be deemed to have concurred in such resolution.

Article 12. (Amendment)

Resolution of the Board of Directors shall be required for any amendment of these Regulations.

HITACHI
Inspire the Next

ANNUAL REPORT 2002

Year ended March 31, 2002

HIGHLIGHTS OF THE YEAR

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

			Millions of yen	Millions of U.S. dollars
	2002	2001	2000	**2002**
For the year:				
Net sales	**¥7,993,784**	¥ 8,416,982	¥8,001,203	**$60,104**
Operating income (loss)	**(117,415)**	342,312	174,364	**(883)**
Net income (loss)	**(483,837)**	104,380	16,922	**(3,638)**
Cash dividends declared	**10,013**	36,716	20,026	**75**
At year-end:				
Total assets	**9,915,654**	11,246,608	9,983,361	**74,554**
Stockholders' equity	**2,304,224**	2,861,502	2,987,687	**17,325**
			Yen	U.S. dollars
Per share data:				
Net income:				
Basic	**¥(144.95)**	¥ 31.27	¥ 5.07	**$ (1)**
Diluted	**(144.95)**	30.32	4.99	**(1)**
Net income per ADS (representing 10 shares):				
Basic	**(1,450)**	313	51	**(11)**
Diluted	**(1,450)**	303	50	**(11)**
Cash dividends declared	**3.0**	11.0	6.0	**–**
Cash dividends declared per ADS (representing 10 shares)	**30**	110	60	**–**
Stockholders' equity	**690.28**	857.27	895.08	**5**

Notes: 1. The consolidated figures in this annual report are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥133=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 29, 2002. See note 2 of the accompanying notes to consolidated financial statements.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, impairment losses and special termination benefits are included as part of operating income (loss). See note 17 to the consolidated financial statements.

CONTENTS

CAUTIONARY STATEMENT

This document contains forward-looking statements which reflect management's current views with respect to certain future events and financial performance. Words such as "anticipate," "believe," "expect," "estimate," "intend," "plan," "project" and similar expressions which indicate future events and trends identify forward-looking statements. Actual results may differ materially from those projected or implied in the forward-looking statements and from historical trends. Further, certain forward-looking statements are based upon assumptions of future events which may not prove to be accurate.

Factors that could cause actual results to differ materially from those projected or implied in any forward-looking statements include, but are not limited to, rapid technological change, particularly in the Information & Telecommunication Systems segment and Electronic Devices segment; uncertainty as to Hitachi's ability to continue to develop products and to market products that incorporate new technology on a timely and cost-effective basis and achieve market acceptance; fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment; increasing commoditization of information technology products, and intensifying price competition in the market for such products; fluctuations in rates of exchange for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi's assets and liabilities are denominated, particularly between the yen and the U.S. dollar; uncertainty as to Hitachi's access to liquidity or long-term financing, particularly in the context of restrictions on availability of credit prevailing in Japan; uncertainty as to Hitachi's ability to implement measures to reduce the potential negative impact of fluctuations in product demand and/or exchange rates; general economic conditions and the regulatory and trade environment of Hitachi's major markets, particularly, the United States, Japan and elsewhere in Asia, including, without limitation, continued stagnation or deterioration of the Japanese or other East Asian economies, or direct or indirect restriction by other nations of imports; uncertainty as to Hitachi's access to, or protection for, certain intellectual property rights, particularly those related to electronics and data processing technologies; Hitachi's dependence on alliances with other corporations in designing or developing certain products; and the market prices of equity securities in Japan, declines in which may result in write-downs of equity securities Hitachi holds.

These factors listed above are not exclusive and are in addition to other factors that are stated or indicated elsewhere in this report, or in other materials published by the Company.

TO OUR SHAREHOLDERS

For three years, your company has been implementing a series of bold reforms. With these reforms, we set out to clarify management responsibility and accountability, speed up decision making and improve return on investment. Our goal was to craft a more robust earnings structure, one capable of holding up in a dynamically changing information and electronics market. We committed ourselves to maximizing returns for shareholders by taking full advantage of our human resources, technologies and financial strength–the keys to our competitive edge. We believe today, just as strongly as we did three years ago when we launched **"i.e. HITACHI Plan,"** that it was the correct blueprint for the structural reforms needed to raise our corporate value.

Unfortunately, in fiscal 2001, ended March 31, 2002, we faced challenges of an unprecedented scale. Negative growth and deflation persisted in Japan. The U.S. economy slipped into a recessionary mode. The semiconductor industry experienced its most severe downturn ever. The telecommunications equipment market slumped globally. And the tragedy of September 11 caused major political and economic upheavals worldwide. Faced with this unprecedented adversity, we felt compelled to step up the pace of reform to ensure sustainable growth.

Net sales for fiscal 2001 amounted to ¥7,993.7 billion (US$60,104 million), down 5% on the previous year. Net cash provided by operating activities was ¥482.8 billion (US$3,631 million) and free cash flow was ¥209.9 billion (US$1,579 million). Turning to earnings, Hitachi posted an operating loss of ¥117.4 billion (US$883 million), a loss before income taxes and minority interests of ¥586.0 billion (US$4,407 million) and a net loss of ¥483.8 billion (US$3,638 million). Hitachi booked ¥325.5 billion (US$2,448 million) in restructuring charges for withdrawing from unprofitable businesses and integrating production bases.

We will also redouble efforts to realign the Hitachi Group in order to reshape a portfolio of businesses that will increase our competitiveness. This will enable strategically integrated management functionality and should increase our corporate value, as we will manage strategic components of the Group as an organic whole.

During the year, capital investment amounted to ¥856.2 billion (US$6,438 million), a decrease of 12%. This reflected curbs on expenditures in the semiconductor field. R&D expenditure was ¥415.4 billion (US$3,124 million). Of this, 33% and 28% was accounted for by the information and telecommunications systems and electronic devices fields, respectively.

At the end of fiscal 2001, Hitachi's share price on the Tokyo Stock Exchange stood at ¥928, down 14% from a year ago. Over the same period, the TOPIX (Tokyo Stock Price Index) fell 17%. In light of our disappointing results, we decided to reduce the annual cash dividend per share from ¥11.0 in fiscal 2000 to ¥3.0 in fiscal 2001.

We have already implemented additional reforms to overcome the difficulties we encountered in fiscal 2001 and to return to long-term, sustainable growth.

■ We plan to improve management efficiency by accelerating the pace of our **Corporate Innovation Initiative (CII)**. Specifically, we have taken emergency measures to trim fixed costs and are reviewing unprofitable businesses. Our **Procurement Renewal Project**, one element of CII, aims to reduce materials purchasing costs by 20% during the two-year period ending in March 2003. And **Project C**, another element of CII, will shorten by 25% the number of days it takes to turn over inventory plus accounts receivable by March 2003, compared with September 2000. A third component of CII, **Project A**, aims to nurture world-leading, growth businesses. We also aim to expand our overseas sales to around 45% of sales by fiscal 2005; this ratio was 32% in fiscal 2001. Moreover, under **Project E** we are focusing on ways we can employ information technology (IT) to drastically improve operating efficiency.

■ We will also redouble efforts to realign the Hitachi Group in order to reshape a portfolio of businesses that will increase our competitiveness. This will enable strategically integrated

LEFT:
TSUTOMU KANAI
Chairman of the Board and Director

RIGHT:
ETSUHIKO SHOYAMA
President and Director





management functionality and should increase our corporate value, as we will manage strategic components of the Group as an organic whole. Our strategies also include periodic reviews of the roles of affiliates. Plans call for reducing the number of subsidiaries and affiliates by around 300 over the next three years. We will accomplish this through an expedited program of realignments, integrations and spin-offs.

■ A new performance indicator, one that takes into consideration the cost of capital, is being introduced as part of our efforts to reshape our business portfolio. Called **Future Inspiration Value (FIV)**, this new management barometer is a type of value-added evaluation index that sets clear standards for investments and withdrawals. All new businesses must meet two conditions: profitability on a single-year basis within three years, and elimination of accumulated losses within five years. FIV will also be applied to ongoing operations. Any business where the FIV index is negative for two consecutive years will be placed on a watch list. If at this stage no turnaround plan is approved or the FIV does not become positive within two years, the business will be shut down, sold or fundamentally restructured.

■ We will make our balance sheet stronger. Essentially, we will lower our debt-equity ratio, which includes minority interests in equity. Our target is to bring it down to 0.8 (0.5 – excluding financial services) by March 2004. At March 31, 2002, the debt-equity ratio was 0.97 (0.68 – excluding financial services). Furthermore, we want to maintain our long-term credit rating at A or higher. Taking into account the possible increase of business risks we face, our goal is to achieve financial soundness equivalent to an AA rating. To that end, we will push ahead with efforts to streamline our balance sheet.

Through these reforms we are *moving forward* to realize our full potential and to craft a new business portfolio, one that is better aligned for the future. Our strength lies

A new performance indicator, one that takes into consideration the cost of capital, is being introduced. Called FIV, this new management barometer is a type of value-added evaluation index that sets clear standards for investments and withdrawals.





We want to be our customers' "best solutions partner." That means earning a reputation as a one-stop source of information systems services and social infrastructure systems rooted in IT and knowledge. Naturally, we will also supply the key hardware, software and high functional materials and components required by these services and systems.



INFORMATION SYSTEMS SERVICES
SOCIAL INFRA-SYSTEMS
HARDWARE
SOFTWARE
FUNCTIONAL MATERIALS

in our ability to deliver solutions grounded in the collective knowledge, experience and technologies of the entire Hitachi Group. We want to be our customers' **"best solutions partner."** That means earning a reputation as a one-stop source of information systems services and social infrastructure systems rooted in IT and knowledge. Naturally, we will also supply the key hardware, software and high functional materials and components required by these services and systems. This is the basic philosophy embodied in the "i.e. HITACHI Plan." And it is a philosophy we intend to adhere to and refine going forward. Hitachi's forte is its ability to develop and supply entirely new information services, and pleasant, secure social systems using its wealth of technology and expertise.

Indeed, the provision of these kinds of unrivaled solutions will underpin the four core businesses that will shape our future. In every sense of the word, these businesses are the "Next" in our **"Inspire the Next"** corporate statement.

- **Quality Lifestyle Solutions**–Using IT to contribute to a ubiquitous information society.
- **Sustainable Environmental Solutions**–Providing secure social infrastructure with energy and environmental technologies.
- **Advanced Healthcare Solutions**–Commercializing healthcare services and biotechnology to bring assurance to people's lives.
- **Intelligent Management Solutions**–Drawing on our wealth of experience and technology to contribute to corporate innovation.

The following are some recent actions we have taken toward breathing new life into the next era and crafting our future business portfolio.

More Growth Through Business Alliances and M&As

- Hitachi formed an alliance with IBM Corporation in the storage field. The two companies agreed to research and develop new technologies for next-generation storage solutions. In addition, Hitachi will acquire IBM's hard disk drive operations.
- Hitachi reached a basic agreement with Mitsubishi Electric Corporation to integrate system LSI operations.
- Hitachi agreed to cooperate with Mitsubishi Heavy Industries, Ltd. in the field of basic nuclear technologies.
- Hitachi decided to make Unisia JECS Corporation a wholly owned subsidiary in October 2002.
- Hitachi entered into a wide-ranging alliance with Matsushita Electric Industrial Co., Ltd. centered on information services and home appliance fields.
- Hitachi Cable, Ltd. and Sumitomo Electric Industries, Ltd. integrated their high-voltage power cable operations to form J-Power Systems Corporation, in October 2001.

Restructuring Group Companies and Optimally Allocating Resources

- Hitachi, Ltd.'s telecommunication equipment business will be integrated with Hitachi Telecom Technologies, Ltd.
- The printer businesses of Hitachi, Ltd. and Hitachi Koki Co., Ltd. will be integrated to form a new company.
- Hitachi High-Technologies Corporation was formed in October 2001. This was done by integrating Nissei Sangyo Co., Ltd. with the Instruments Group and Semiconductor Manufacturing Equipment Group of Hitachi, Ltd., and the clinical testing systems sales operations of Hitachi Medical Corporation.
- Hitachi will make Hitachi Electronics Engineering Co., Ltd. a wholly owned subsidiary through an exchange of shares in October 2002.

• Hitachi, Ltd.'s Industrial Components & Equipment Group was split off and a new company formed, Hitachi Industrial Equipment Systems Co., Ltd., which integrates related manufacturing, maintenance and services subsidiaries, in April 2002.
• Hitachi, Ltd.'s Consumer Products Group was separated in April 2002 and integrated with two manufacturing subsidiaries to form Hitachi Home & Life Solutions, Inc.

Improving Efficiency Through Consolidation and Strategic Withdrawal

• We have reduced the number of wafer fabrication lines in our semiconductor business from 19 to 14 and the number of chip assembly bases from 13 to 9.
• We have withdrawn from operations related to cathode ray tubes (CRTs) for PC monitors as well as CRTs for direct view color TVs in North America.
• In Singapore, production of TVs, audio products and vacuum cleaners has been halted. In the U.K., production of TVs was also halted.
• Hitachi, Fuji Electric Co., Ltd. and Meidensha Corporation transferred their electric power transmission and distribution equipment operations for power companies to joint venture Japan AE Power Systems Corporation.
• Hitachi, Fuji Electric and Meidensha transferred their operations for high-voltage motors and small- to medium-capacity generators to joint venture Japan Motor & Generator Co., Ltd.
• Hitachi Transport System, Ltd. sold a 70% stake in Tokyo Monorail Co., Ltd. to East Japan Railway Company.

In today's emerging ubiquitous information society, people can access information from around the world in real time; at home, at work and even outdoors. They can then quickly make decisions and take actions based on this information. This instantaneous

- More Growth Through Business Alliances and M&As
- Restructuring Group Companies and Optimally Allocating Resources
- Improving Efficiency Through Consolidation and Strategic Withdrawal



networking capability presents virtually unlimited opportunities to create new businesses.

IT is a catalyst for globalization. Political, economic and social events are increasingly having a direct impact on people's lives around the world. Financial, environmental, hygiene, population and other critical issues must be addressed on a global scale. To deal with these challenging issues, companies must stay abreast of the latest technology advances and incorporate them into solutions. Hitachi is ideally positioned to play such a role.

We will contribute to the creation of secure and convenient social infrastructures by delivering sophisticated information systems services and social infrastructure systems. In every case, we will be guided by our credo of **"Reliability and Speed."** And by upholding the highest ethical standards of corporate behavior and citizenship, we will deepen our relationships with the communities that we serve. We also seek to empower our employees by promoting the best talent and by fostering a spirit of constant evolution. By fully satisfying customers and providing a workplace where employees can excel, we will raise our corporate value, build a stronger rapport with capital markets and deliver improved returns for our shareholders. We ask for your continued support and understanding in bringing this vision to fruition.

June 26, 2002

Tsutomu Kanai
Chairman of the Board and Director

Etsuhiko Shoyama
President and Director

SEGMENT INFORMATION

Years ended March 31, 2002, 2001 and 2000

INDUSTRY SEGMENTS

		Millions of yen			Millions of U.S. dollars
		2002	2001	2000	**2002**
Sales	Information & Telecommunication Systems	**¥ 1,829,661**	¥ 1,796,084	¥ 1,777,731	**$ 13,757**
	Electronic Devices	**1,487,200**	2,011,717	1,756,705	**11,182**
	Power & Industrial Systems	**2,266,895**	2,321,104	2,158,596	**17,044**
	Digital Media & Consumer Products	**1,170,744**	1,053,199	1,022,285	**8,803**
	High Functional Materials & Components	**1,250,248**	1,467,345	1,351,335	**9,401**
	Logistics, Services & Others	**1,430,825**	1,599,369	1,354,816	**10,758**
	Financial Services	**567,138**	592,774	529,867	**4,264**
	Subtotal	**10,002,711**	10,841,592	9,951,335	**75,209**
	Eliminations & Corporate items	**(2,008,927)**	(2,424,610)	(1,950,132)	**(15,105)**
	Total	**7,993,784**	8,416,982	8,001,203	**60,104**
Operating income (loss)	Information & Telecommunication Systems	**¥ 35,757**	¥ 48,921	¥ 37,820	**$ 269**
	Electronic Devices	**(163,633)**	118,128	40,119	**(1,230)**
	Power & Industrial Systems	**55,004**	77,269	34,329	**414**
	Digital Media & Consumer Products	**(14,675)**	1,541	4,727	**(110)**
	High Functional Materials & Components	**(22,024)**	83,415	50,503	**(166)**
	Logistics, Services & Others	**3,257**	8,437	23,930	**24**
	Financial Services	**37,403**	44,146	26,090	**281**
	Subtotal	**(68,911)**	381,857	217,518	**(518)**
	Eliminations & Corporate items	**(48,504)**	(39,545)	(43,154)	**(365)**
	Total	**(117,415)**	342,312	174,364	**(883)**

MAIN PRODUCTS AND SERVICES

■ ***Information & Telecommunication Systems***
Systems Integration
Software
RAID Storage Systems
Servers
Mainframes
PCs
Computer Peripherals
Switches
Fiber Optic Components

■ ***Electronic Devices***
System LSIs
Memories
Multi-Purpose Semiconductors
LCDs
Semiconductor Manufacturing Equipment
Testing and Measurement Equipment
Medical Electronics Equipment

■ ***Power & Industrial Systems***
Nuclear Power Plants
Thermal Power Plants
Hydroelectric Power Plants
Industrial Machinery and Plant Construction
Air-Conditioning Equipment
Construction Machinery
Rolling Stock
Elevators
Escalators
Automotive Equipment
Environmental Control Systems

■ ***Digital Media & Consumer Products***
Optical Storage Drives
TVs
VCRs
Mobile Phones
LCD Projectors
Room Air Conditioners
Refrigerators
Washing Machines
Fluorescent Lamps
Kitchen Appliances
Batteries
Videotapes
Information Storage Media

■ ***High Functional Materials & Components***
Wires
Cables
Copper Products
Malleable Cast-Iron Products
Specialty Steels
Magnetic Materials
Chemical Products
Electrical Insulating Materials
Synthetic Resins
Carbon Products
Printed Circuit Boards
Fine Ceramics

■ ***Logistics, Services & Others***
General Trading
Transportation
Property Management

■ ***Financial Services***
Loan Guarantees
Leasing
Insurance Services

GEOGRAPHIC SEGMENTS

		Millions of yen			Millions of U.S. dollars
		2002	2001	2000	2002
Sales					
Japan	Outside customer sales	**¥ 6,134,554**	¥ 6,557,736	¥ 6,410,934	**$46,124**
	Intersegment transactions	**892,562**	1,148,587	951,918	**6,711**
	Total	**7,027,116**	7,706,323	7,362,852	**52,835**
Asia	Outside customer sales	**607,041**	550,303	462,652	**4,564**
	Intersegment transactions	**349,337**	415,946	303,156	**2,627**
	Total	**956,378**	966,249	765,808	**7,191**
North America	Outside customer sales	**830,959**	863,349	723,086	**6,248**
	Intersegment transactions	**45,382**	48,141	31,512	**341**
	Total	**876,341**	911,490	754,598	**6,589**
Europe	Outside customer sales	**364,840**	395,809	364,618	**2,743**
	Intersegment transactions	**32,268**	27,513	44,737	**243**
	Total	**397,108**	423,322	409,355	**2,986**
Other Areas	Outside customer sales	**56,390**	49,785	39,913	**424**
	Intersegment transactions	**2,359**	4,254	10,016	**18**
	Total	**58,749**	54,039	49,929	**442**
	Subtotal	**9,315,692**	10,061,423	9,342,542	**70,043**
	Eliminations & Corporate items	**(1,321,908)**	(1,644,441)	(1,341,339)	**(9,939)**
	Total	**7,993,784**	8,416,982	8,001,203	**60,104**
Operating income (loss)					
Japan		**¥ (70,420)**	¥ 303,359	¥ 183,954	**$ (530)**
Asia		**(5,090)**	45,032	21,302	**(38)**
North America		**(21,053)**	7,037	15,513	**(158)**
Europe		**4,007**	13,109	3,871	**30**
Other Areas		**1,842**	1,246	(1,407)	**14**
	Subtotal	**(90,714)**	369,783	223,233	**(682)**
	Eliminations & Corporate items	**(26,701)**	(27,471)	(48,869)	**(201)**
	Total	**(117,415)**	342,312	174,364	**(883)**

SALES BY MARKET

		Millions of yen			Millions of U.S. dollars
		2002	2001	2000	2002
Japan	**Sales**	**¥5,444,662**	¥5,791,300	¥5,657,571	**$40,937**
	Percentage of Net Sales (%)	**68**	69	71	
Outside Japan	**Asia**	**896,050**	966,870	897,664	**6,737**
	Percentage of Net Sales (%)	**11**	11	11	
	North America	**930,629**	903,800	767,241	**6,997**
	Percentage of Net Sales (%)	**12**	11	10	
	Europe	**513,310**	550,968	484,744	**3,860**
	Percentage of Net Sales (%)	**6**	7	6	
	Other Areas	**209,133**	204,044	193,983	**1,573**
	Percentage of Net Sales (%)	**3**	2	2	
	Subtotal	**2,549,122**	2,625,682	2,343,632	**19,167**
	Percentage of Net Sales (%)	**32**	31	29	
	Total	**7,993,784**	8,416,982	8,001,203	**60,104**

OTHERS

Years ended March 31, 2002 and 2001

		Millions of yen		Millions of U.S. dollars
		2002	2001	**2002**
Capital investment (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 89,769**	¥ 89,937	**$ 675**
	Electronic Devices	**114,602**	224,201	**862**
	Power & Industrial Systems	**74,549**	75,073	**560**
	Digital Media & Consumer Products	**38,677**	45,486	**291**
	High Functional Materials & Components	**80,232**	108,813	**603**
	Logistics, Services & Others	**40,125**	30,199	**302**
	Financial Services	**472,129**	465,213	**3,550**
	Subtotal	**910,083**	1,038,922	**6,843**
	Eliminations & Corporate items	**(53,804)**	(67,827)	**(405)**
	Total	**856,279**	971,095	**6,438**
Depreciation (Property, plant and equipment)	Information & Telecommunication Systems	**¥ 69,219**	¥ 63,046	**$ 521**
	Electronic Devices	**162,146**	149,566	**1,219**
	Power & Industrial Systems	**62,944**	63,960	**473**
	Digital Media & Consumer Products	**44,025**	44,507	**331**
	High Functional Materials & Components	**81,827**	83,023	**615**
	Logistics, Services & Others	**36,351**	35,027	**273**
	Financial Services	**69,349**	62,278	**522**
	Subtotal	**525,861**	501,407	**3,954**
	Eliminations & Corporate items	**3,557**	4,100	**27**
	Total	**529,418**	505,507	**3,981**
R&D expenditures	Information & Telecommunication Systems	**¥ 136,714**	¥ 153,744	**$ 1,028**
	Electronic Devices	**116,706**	128,414	**878**
	Power & Industrial Systems	**63,733**	66,060	**479**
	Digital Media & Consumer Products	**37,593**	37,297	**283**
	High Functional Materials & Components	**47,501**	43,896	**357**
	Logistics, Services & Others	**11,983**	5,339	**90**
	Financial Services	**1,218**	829	**9**
	Total	**415,448**	435,579	**3,124**

		2002	2001
Number of employees	Information & Telecommunication Systems	**69,966**	67,015
	Electronic Devices	**42,705**	51,308
	Power & Industrial Systems	**76,523**	81,172
	Digital Media & Consumer Products	**35,612**	40,155
	High Functional Materials & Components	**54,881**	59,562
	Logistics, Services & Others	**28,483**	28,448
	Financial Services	**4,500**	4,277
	Others	**5,071**	5,255
	Corporate	**3,776**	3,747
	Total	**321,517**	340,939

Notes: 1. This information is disclosed in accordance with a ministerial ordinance under the Securities and Exchange Law of Japan.

2. In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, impairment losses and special termination benefits are included as part of operating income (loss). See note 17 to the consolidated financial statements.

3. The Company has changed the industry segment classification starting from the year ended March 31, 2002. Figures for the years ended March 31, 2001 and 2000 have been restated to reflect the reclassifications.

Note: Figures for listed subsidiaries throughout this Review of Operations are based on the financial accounting standards of Japan.

INFORMATION & TELECOMMUNICATION SYSTEMS



Hitachi's China Cyber-Government Square.

The information and telecommunications market suffered a worldwide slowdown in 2001. Symbolic of this was negative growth in the hardware market due to reduced investment by telecommunications carriers and the effects of the September 11 terrorist attacks in the U.S. In Japan, the languishing economy and sluggish capital spending held sales to corporate customers to a slight gain.

In this climate, the segment recorded a 2% increase in sales to ¥1,829.6 billion (US$13,757 million) in fiscal 2001. However, operating income declined 27% to ¥35.7 billion (US$269 million).

Software and Services

In software and services, Hitachi posted sales of ¥960.8 billion (US$7,224 million), up 16% year on year. Operating income was ¥45.0 billion (US$338 million). By sector, software sales were 16% higher at ¥191.5 billion (US$1,440 million), supported by firm sales of software products that have commanded a high share in the Japanese market. In services, sales increased 17% to ¥769.3 billion (US$5,784 million). Supporting results were healthy sales of systems to the financial and public sectors, as well as firm demand for maintenance services.

In fiscal 2001, Hitachi set into motion a strategy targeting overseas expansion. U.S. subsidiary Experio Solutions Corporation acquired WaveBend Solutions, L.L.C. and Tactica Holdings, Inc. Also highlighting this drive was the establishment of China CyberGovernment Square in Beijing to make inroads into the highly promising e-government market in China.

Hitachi will acquire IBM Corporation's hard disk drive business to strengthen operations.



Hitachi's new RAID storage systems are set to take on the world.



Hardware

The hardware sector posted disappointing results in fiscal 2001. Sales fell 11% to ¥868.8 billion (US$6,532 million) and an operating loss of ¥9.3 billion (US$70 million) was recorded. Storage solutions did well in a difficult market, with sales rising 4% to ¥250.0 billion (US$1,880 million). Notable performers were redundant array of independent disks (RAID) storage systems–core components of Storage Area Network (SAN)/Network Attached Storage (NAS) solutions operations, which are strategically important areas for the company. However, telecommunications' sales were held to ¥152.9 billion (US$1,150 million), down 34% year on year due to sluggish sales of optical transport products in North America and lower network equipment sales in Japan.

Hitachi Software Engineering Co., Ltd.

Hitachi Software Engineering saw its net sales increase 13% year on year to ¥207.0 billion (US$1,556 million). In line with increasing systems integration demand, sales for systems development, especially for the public and financial sectors, have contributed to the company's growth. Operating income increased 5% over the previous year to ¥13.4 billion (US$101 million).

Hitachi Information Systems, Ltd.

Net sales increased 23% to ¥139.8 billion (US$1,051 million). Sales of systems integration services increased significantly as Hitachi Information Systems merged with Hitachi Information Network, Ltd. in October 2001. Operating income rose 25% to ¥7.7 billion (US$58 million) as a result of growth in network services.

ELECTRONIC DEVICES

Hitachi reached a basic agreement with Mitsubishi Electric to integrate their system LSI operations.



Reflecting the sluggish state of the IT market around the globe, sales in this segment fell 26% year on year to ¥1,487.2 billion (US$11,182 million) and an operating loss of ¥163.6 billion (US$1,230 million) was recorded.

Semiconductors

Semiconductor operations witnessed a dramatic dip in fiscal 2001 due to the slowdown in the IT market and lower production levels of PCs and mobile phones. Sales fell 39% to ¥506.9 billion (US$3,811 million) and an operating loss of ¥133.5 billion (US$1,004 million) was recorded. System LSI sales and earnings turned sharply downward, reflecting the protracted inventory adjustments by customers of smart card controllers and radio frequency (RF) analog ICs for GSM-standard mobile phones as well as LCD drivers. The same was true in system memories, where the sluggish Japanese mobile phone market hurt SRAMs, and falling prices and a slow market recovery dampened demand for large-capacity flash memories for use in data storage applications. In DRAMs, sales plummeted due to sharply lower prices in the first half of the fiscal year. Prices began to rebound towards the end of the fiscal year, but this improvement did not have a significant impact on full-year results. In multi-purpose semiconductors, high-power amplifier modules for GSM-standard mobile phones in Europe saw both sales and earnings decline sharply.

In light of these conditions, during fiscal 2001, Hitachi moved to restore profitability. Production was right-sized by integrating production lines, the workforce was cut by some 5,000 people, and other emergency measures were taken. In other developments, Hitachi decided to make Trecenti Technologies, Inc. a wholly owned subsidiary by acquiring United Microelectronics Corporation's stake in the joint venture company with a 300mm wafer fabrication facility. In addition, Hitachi reached a basic agreement in March 2002 with Mitsubishi Electric Corporation to integrate their system LSI operations, by establishing a new company in one year. The goal is to become the market leader in system LSIs for mobile and network, automotive and digital consumer application areas.

Displays

In fiscal 2001, display operations felt the effects of a steep drop in flat panel display prices resulting from a worldwide slowdown in the PC market and an oversupply of panels. Sales fell 31% to ¥195.0 billion

Hitachi High-Technologies' clinical analyzer for biochemistry and immunology.





A 17-inch Super-IPS TFT LCD module.

(US$1,466 million) and an operating loss of ¥47.2 billion (US$355 million) was recorded. In LCD operations, large-size thin-film transistor (TFT) LCD sales fell sharply due to declining panel prices. However, small and medium-size TFT LCDs, mainly for mobile phones, recorded sales growth with the start of full-scale operations at a new production line. Sales of CRTs for PC monitors were significantly lower as Hitachi halted their production in December 2001 to withdraw from this business. Sales of CRTs for direct view color TVs fell as well, reflecting deteriorating market conditions. Hitachi Electronic Devices (USA), Inc. halted production and sales of these tubes in April 2002. Sales of picture tubes for projection TVs were on a par with the previous year.

Hitachi, Ltd. decided to separate its Display Group in October 2002 to achieve greater responsiveness to rapid market changes.

Hitachi High-Technologies Corporation

In October 2001, Hitachi High-Technologies was formed to provide a fully integrated platform, extending from product development through manufacturing and marketing, for leading-edge businesses, principally those using nanotechnologies. The new company is made up of the operations of the former Nissei Sangyo Co., Ltd., the Instruments Group and the Semiconductor Manufacturing Equipment Group of Hitachi, Ltd., as well as the clinical testing systems sales operations of Hitachi Medical Corporation.

In fiscal 2001, medical systems performed strongly due to higher demand. However, the persistent worldwide slump in the IT and semiconductor markets dampened demand for semiconductor manufacturing equipment, optical communications components and other products. The result was lower year-on-year sales and earnings in electronic device systems and advanced industrial materials. Overall, net sales at Hitachi High-Technologies decreased 13% to ¥738.2 billion (US$5,550 million) and operating income declined 32% to ¥9.9 billion (US$74 million).

Hitachi Medical Corporation

Fiscal 2001 net sales increased 10% to ¥123.7 billion (US$930 million) on firm demand for magnetic resonance imaging systems and other equipment. Operating income rose 98% to ¥9.0 billion (US$68 million).

POWER & INDUSTRIAL SYSTEMS

Hitachi delivered this 817-series train to the Kyushu Railway Company.



This segment recorded a 2% decrease in sales in fiscal 2001 to ¥2,266.8 billion (US$17,044 million), and operating income fell 29% to ¥55.0 billion (US$414 million). These results chiefly reflect slumping sales of thermal power plants, water and sewage systems and other public facilities as well as industrial equipment and construction machinery. On a brighter note, demand was firm for maintenance and services for nuclear power plants, power generation facilities, and elevators and escalators.

Power Systems

The power systems market slumped in fiscal 2001. Japanese electric power companies continued to curb capital expenditures due to industry deregulation and lackluster electricity demand resulting from soft economic conditions. Bucking market conditions, Hitachi recorded healthy year-on-year gains in both sales and operating income in power systems. Boosting the top line were large-scale projects, including shipments for new nuclear power plants in Japan. Sales for maintenance business for nuclear and thermal power plants increased year on year.

Hitachi and Mitsubishi Heavy Industries, Ltd. inked an agreement to share basic nuclear technologies and to collaborate on manufacturing, engineering technologies and maintenance services.

In July 2001, Hitachi, together with Fuji Electric Co., Ltd. and Meidensha Corporation, established Japan AE Power Systems Corporation for the design, development and manufacture of electric power transmission and distribution equipment.

Industrial Systems

Industrial systems posted a moderate decrease in sales, despite expansion in energy conservation solutions operations due to increasing demand for ways to cut power consumption. Sales dropped year on year for water and sewage and other public facilities. These results were also a consequence of declining demand for metal rolling mills, chemical and pharmaceutical plants, and industrial equipment, as well as air-conditioning equipment.

Escalators at Sapporo Dome Co., Ltd.



Unit 2 of the Shika Nuclear Power Station, Hokuriku Electric Power Company (under construction).



Hitachi, Fuji Electric and Meidensha transferred their high-voltage motor and small- to medium-capacity generator development and manufacturing operations to joint venture Japan Motor & Generator Co., Ltd.

In railway systems, sales were down due to a cyclical contraction in the Japanese market for rolling stock. In April 2001, Hitachi formed an alliance with Kawasaki Heavy Industries, Ltd. to expand the railway systems business outside Japan.

Building Systems and Automobile Products

In building systems, falling prices for elevators and escalators continued, as the number of construction starts declined and competition intensified in Japan. However, sales edged up due to increasing demand for apartment complex and building management services.

In automobile products, the domestic market recorded negative growth. Sales, however, rose due to growth in sales to those Japanese automakers that had popular new cars and to foreign automakers.

Hitachi Construction Machinery Co., Ltd.

Net sales declined 9% to ¥298.7 billion (US$2,246 million) as the domestic construction machinery market contracted sharply. Illustrating this was a drastic fall in sales of mainstay hydraulic excavators in Japan due to lower levels of investment in both the public and private sectors. An operating loss of ¥3.2 billion (US$24 million) was a result of lower sales and falling prices.

Hitachi Plant Engineering & Construction Co., Ltd.

Net sales increased 2% to ¥247.6 billion (US$1,862 million) and operating income rose 20% to ¥8.0 billion (US$60 million) in spite of the decline in capital expenditures in Japan. The encouraging overall results reflected strong demand for the installation of thermal and nuclear power facilities, clean rooms for semiconductor and food processing plants, and water treatment and other environmental control systems.

DIGITAL MEDIA & CONSUMER PRODUCTS

Hitachi Maxell's computer tape, "Super DLT."



In this segment, sales increased 11% to ¥1,170.7 billion (US$8,803 million), and the segment posted an operating loss of ¥14.6 billion (US$110 million).

Digital Media

Sector sales increased year on year. Sales of DVDs and other optical storage media were sharply higher, reflecting the inclusion for the first time of LG Electronics Inc.'s products following the establishment of Hitachi-LG Data Storage, Inc., a joint venture between Hitachi and LG Electronics. Sales of plasma TVs started to pick up during the fiscal year, helped by the launch of the world's first 32-inch plasma TV. Sales of CRT TVs, mobile phones and LCD projectors declined. Profitability in this sector was affected by severe competition.

To turn operations around, a series of restructuring measures was implemented during fiscal 2001. Hitachi closed a CRT TV, audio product and vacuum cleaner production base in Singapore and halted CRT TV production in the UK and China.

Home Appliances

Sector sales fell year on year. Washing machines and refrigerators, which benefited from strong demand the previous year, before the introduction of a new recycling law in Japan, both saw sales drop significantly in Japan. Room air conditioner sales in Japan, buoyed by a hot summer, rose to partially fill the void.

Sluggish sales and fiercer competition affected profitability in this sector.



Hitachi's new washing machine/dryers for the Japanese market.

Hitachi's latest plasma TV.



In May 2001, Hitachi entered into a wide-ranging alliance with Matsushita Electric Industrial Co., Ltd. One aspect of this alliance is cooperation in product development in the home appliances field. In November 2001, for example, joint technical trials were conducted to verify the safety of refrigerators that use non-CFC refrigerants in regions like Japan where humidity is high. In other news, in August 2001 Hitachi established Hitachi Household Appliances (Wuhu) Co., Ltd. in China as a future global supply base for room air conditioners.

Hitachi Maxell, Ltd.

Net sales increased 5% to ¥220.0 billion (US$1,654 million), and operating income rose 46% to ¥14.5 billion (US$109 million). Sales of computer tapes rose due to the growth in back-up data storage needs, and DVD-R and DVD-RAM sales took off in the second half of the fiscal year, fueling a significant year-on-year increase in information storage media sales. This also boosted operating income. Audio-video tapes also recorded firm sales. However, sales of batteries, including lithium-ion rechargeable batteries, declined.

HIGH FUNCTIONAL MATERIALS & COMPONENTS

Hitachi Metals' nanocrystalline material FINEMET® for reducing electrical line noise.



This segment posted a 15% decline in sales to ¥1,250.2 billion (US$9,401 million) and an operating loss of ¥22.0 billion (US$166 million), reflecting the slump in demand for electronics and IT-related products.

Hitachi Chemical Co., Ltd.

Net sales decreased 18% to ¥480.7 billion (US$3,614 million) and a 72% decline was posted in operating income to ¥13.0 billion (US$98 million).

Sales and earnings in electronics-related products were sharply down from fiscal 2000, marked by a decrease in sales of semiconductor materials, such as epoxy molding compounds, LCD materials, copper-clad laminates for printed circuit boards and multilayer printed circuit boards. In chemical-related products, sales and earnings declined due to falling demand for expandable polystyrene beads, carbon brushes, batteries and powdered metal products. Sales and earnings also declined in housing equipment and environmental facilities due to weak consumer spending.

In August 2001, Hitachi AIC Inc., a public company, became a wholly owned subsidiary through an exchange of shares, in order to strengthen printed circuit board and capacitor operations.

Hitachi Metals, Ltd.

Net sales decreased 15% to ¥409.6 billion (US$3,080 million) and an operating loss of ¥11.0 billion (US$83 million) was posted.

In high-grade specialty steels, sales fell short of previous-year levels owing to sluggish demand in the IT and automobile industries. Sales in electronic and information system components also dropped due to weak demand for motor magnets and IT components. In automotive materials, sales and earnings fell sharply year on year. Sales of aluminum wheels declined due to the halting of unprofitable products. Heat-resistant cast steel products saw sales drop precipitously due to sluggish demand. In construction

Hitachi Chemical's EMI shielding films for plasma display panels.



Hitachi Cable's gigabit Ethernet* multiplexer.



components, although waste treatment facilities enjoyed a surge in sales, overall sales decreased, as pipe fitting system demand was adversely affected by a low level of new housing and construction starts.

During the year, Hitachi Metals dissolved five domestic and overseas subsidiaries to structurally reform operations.

Hitachi Cable, Ltd.

Net sales decreased 14% to ¥353.0 billion (US$2,654 million) and the company recorded an operating loss of ¥1.7 billion (US$13 million).

In wires and cables, sales decreased year on year. Sales for power cables dropped as domestic electricity utilities and North American telecommunications carriers curbed investment, and sales of wires for electronic equipment declined in line with weakening demand. Submarine fiber-optic cable sales fell as well.

In information systems and electronic components, sales also decreased. Sales of gigabit Ethernet* transport systems jumped in Japan. However, sales for guided wave optical multi/demultiplexers, construction of next-generation mobile phone systems and semiconductor-packaging materials declined.

Sales from copper products were slightly down on the previous year. Copper tube sales declined, as air conditioner manufacturers shifted production overseas, and copper strip sales fell due to falling demand for use in semiconductors.

In October 2001, Hitachi Cable transferred its high-voltage power cable operations, excluding domestic marketing operations, to J-Power Systems Corporation, a newly established joint venture with Sumitomo Electric Industries, Ltd.

*Ethernet is a registered trademark of Xerox Corp.

LOGISTICS, SERVICES & OTHERS

Hitachi's "μ-chip."

Segment sales decreased 11% to ¥1,430.8 billion (US$10,758 million), and operating income fell 61% to ¥3.2 billion (US$24 million).

Hitachi Transport System, Ltd.

Net sales decreased 9% to ¥257.2 billion (US$1,934 million), and operating income declined 39% to ¥6.3 billion (US$47 million). This was due to falling volumes in a stagnant Japanese economy and intensified competition, fanned by lower freight charges and other factors.

Sales in the domestic distribution business decreased. The logistics solutions business continued to post solid results, propelled by demand from retail, medical and other fields. In-factory logistics, however, posted a lackluster performance due to falling plant transportation volumes and increasing pressure from customers for discounts.

In the overseas distribution business, sales decreased significantly. Import-related distribution was solid. In contrast, export volumes were down considerably, particularly in the air cargo export business to North America and Europe. This was caused by lackluster IT-related demand and the economic slowdown in the U.S.

In other businesses, sales decreased drastically. Travel agency operations were hurt by the effect of the terrorist attacks in the U.S. In February 2002, Hitachi Transport System sold 70% of its shares in Tokyo Monorail Co., Ltd. to East Japan Railway Company and 30% to Hitachi, Ltd.

Others

Overseas-based general trading companies Hitachi America, Ltd., Hitachi Europe Ltd. and Hitachi Asia Ltd. saw sales decline due to the worsening state of the electronic devices market as the IT market turned downward.

In April 2001, Hitachi, together with Myriad Genetics, Inc., Oracle Corporation and Friedli Corporate Finance A.G. established Myriad Proteomics, Inc. to identify and database all human protein interactions. And in June 2001, Hitachi announced the development of the "μ-chip." The world's smallest contactless IC chip at a mere 0.4mm square, the "μ-chip" can be embedded in paper and is expected to be applied to a broad range of applications such as manufacturing, distribution, tracking and recycling.

FINANCIAL SERVICES

(Right)
ETC (electronic toll collection) auto card.

(Left)
Multifunctional IC card.


ETC
NOVA CARD

Segment sales decreased 4% to ¥567.1 billion (US$4,264 million), and operating income fell 15% to ¥37.4 billion (US$281 million).

Hitachi Capital Corporation

In fiscal 2001, Hitachi Capital's revenues were ¥126.0 billion (US$947 million), the same level as the previous year, due to the effects of Japan's sluggish economy and weak consumer spending. Operating income declined 3% to ¥29.1 billion (US$219 million).

In the leasing business, lower volumes were recorded in the construction machinery, and semiconductor and LCD-related sectors in line with declining capital expenditures. In the retail business, housing loan volumes were lifted by alliances with housing companies and loans to Hitachi Group employees. But volumes for mainstay automobile financing dipped as competition intensified. In the card business, credit card volumes, including corporate ID cards, were strong. The securitization business, meanwhile, saw volumes fall due to a shift to a new scheme. Volumes also decreased in the outsourcing business despite a strong performance at Hitachi Triple Win Corp., which performs various administrative services on an outsourcing basis. This result was mainly attributable to falling payment service volumes.

In March 2002, Hitachi Capital acquired a 90% stake in Sekisui Leasing Co., Ltd. Through this acquisition, Hitachi Capital will expand the scope of its business by marrying its financial services technology with Sekisui Leasing's sales activities. This move is also aimed at offering an expanded lineup of financial services to corporate customers and their employees. Overseas, Hitachi Credit Reinsurance Ltd. was established in July 2001 in Ireland to expand insurance operations. And to promote growth in automobile leasing operations in the U.K., Hitachi Capital's subsidiary acquired Trowbridge Vehicle Rentals Ltd. in September 2001.

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of June 26, 2002)


Tsutomu Kanai


Etsuhiko Shoyama


Yoshiki Yagi


Yoshiro Kuwata


Yuushi Samuro


Takashi Kawamura


Kazuo Kumagai


Kazuo Sato


Takao Matsui


Masaaki Hayashi


Isao Ono


Masaharu Sumikawa


Hiroshi Kuwahara


Katsukuni Hisano

Chairman of the Board and Director	Tsutomu Kanai
President and Director	Etsuhiko Shoyama
Executive Vice Presidents and Directors	Yoshiki Yagi Yoshiro Kuwata Yuushi Samuro Takashi Kawamura Kazuo Kumagai
Senior Vice Presidents and Directors	Kazuo Sato Takao Matsui Masaaki Hayashi Isao Ono Masaharu Sumikawa
Directors	Hiroshi Kuwahara Katsukuni Hisano
Corporate Auditors	Shigemichi Matsuka Tadashi Ishibashi Kotaro Muneoka Makoto Murata Michio Mizoguchi

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries
March 31, 2002 and 2001

Assets	Millions of yen 2002	2001	Thousands of U.S. dollars (note 2) 2002
Cash and cash equivalents	¥1,029,374	¥ 1,381,603	$ 7,739,654
Short-term investments (note 3)	178,933	433,650	1,345,361
Trade receivables, net of allowance for doubtful receivables and unearned income– 2002 ¥35,891 million ($269,857 thousand); 2001 ¥22,259 million:			
Notes (note 7)	204,855	307,635	1,540,263
Accounts (notes 4 and 7)	1,895,150	2,191,698	14,249,248
Inventories (note 5)	1,214,399	1,514,163	9,130,819
Prepaid expenses and other current assets (note 8)	457,392	391,963	3,439,038
Investment in leases (notes 6 and 7)	527,432	623,789	3,965,654
Noncurrent receivables and restricted funds (note 4)	–	163,003	–
Investments and advances, including affiliated companies (note 3)	834,907	885,669	6,277,496
Property, plant and equipment (notes 6 and 10):			
Land	383,781	386,785	2,885,572
Buildings	1,748,509	1,801,731	13,146,684
Machinery and equipment	5,510,651	5,622,410	41,433,466
Construction in progress	97,790	95,663	735,263
	7,740,731	7,906,589	58,200,985
Less accumulated depreciation	5,226,307	5,231,632	39,295,541
Net property, plant and equipment	2,514,424	2,674,957	18,905,444
Other assets (notes 8 and 9)	1,058,788	678,478	7,960,812
	¥9,915,654	¥11,246,608	$74,553,789

See accompanying notes to consolidated financial statements.

Liabilities and Stockholders' Equity	2002	Millions of yen 2001	Thousands of U.S. dollars (note 2) 2002
Short-term debt (note 10)	¥ 833,838	¥ 1,199,209	$ 6,269,459
Current installments of long-term debt (notes 6 and 10)	366,083	412,646	2,752,504
Trade payables:			
Notes	92,799	138,161	697,737
Accounts	991,037	1,160,789	7,451,406
Accrued expenses	882,148	786,813	6,632,692
Income taxes (note 8)	60,518	106,727	455,022
Advances received	334,172	385,741	2,512,571
Other current liabilities (note 8)	324,670	432,571	2,441,128
Long-term debt (notes 6 and 10)	1,798,303	1,881,270	13,521,075
Retirement and severance benefits (note 11)	1,049,054	982,332	7,887,624
Other liabilities (note 8)	80,064	73,689	601,985
Total liabilities	6,812,686	7,559,948	51,223,203
Minority interests	798,744	825,158	6,005,594
Stockholders' equity:			
Common stock (notes 10 and 12)	282,032	281,754	2,120,542
Capital surplus (note 12)	527,010	501,243	3,962,481
Legal reserve (note 13)	110,751	109,815	832,714
Retained earnings (notes 10 and 13)	1,643,248	2,157,136	12,355,248
Accumulated other comprehensive loss (note 15)	(258,484)	(188,446)	(1,943,489)
Treasury stock (note 14)	(333)	–	(2,504)
Total stockholders' equity	2,304,224	2,861,502	17,324,992
Commitments and contingencies (note 16)			
	¥9,915,654	¥11,246,608	$74,553,789

CONSOLIDATED STATEMENTS OF INCOME

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	**2002**
Revenues:				
Net sales (note 4)	¥7,993,784	¥8,416,982	¥8,001,203	$60,103,639
Interest income	22,481	32,428	35,380	169,030
Dividends received	6,134	9,641	6,662	46,120
Other income (note 17)	7,424	27,544	30,059	55,820
Total revenues	8,029,823	8,486,595	8,073,304	60,374,609
Costs and expenses:				
Cost of sales	6,184,396	6,155,023	5,898,756	46,499,218
Selling, general and administrative expenses	1,926,803	1,919,647	1,928,083	14,487,241
Interest charges	45,830	58,759	52,015	344,586
Other deductions (note 17)	458,866	29,511	115,215	3,450,120
Total costs and expenses	8,615,895	8,162,940	7,994,069	64,781,165
Income (loss) before income taxes and minority interests	(586,072)	323,655	79,235	(4,406,556)
Income taxes (note 8)	(71,114)	164,861	47,502	(534,692)
Income (loss) before minority interests	(514,958)	158,794	31,733	(3,871,864)
Minority interests	(31,121)	54,414	14,811	(233,992)
Net income (loss)	¥ (483,837)	¥ 104,380	¥ 16,922	$ (3,637,872)

	Yen			U.S. dollars (note 2)
Net income (loss) per share (note 18):				
Basic	¥(144.95)	¥31.27	¥5.07	$(1.09)
Diluted	¥(144.95)	¥30.32	¥4.99	$(1.09)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	**2002**
Common stock (notes 10 and 12):				
Balance at beginning of year	**¥ 281,754**	¥ 281,738	¥ 281,735	**$ 2,118,451**
Conversion of convertible debentures	**278**	16	3	**2,091**
Balance at end of year	**¥ 282,032**	¥ 281,754	¥ 281,738	**$ 2,120,542**
Capital surplus (note 12):				
Balance at beginning of year	**¥ 501,243**	¥ 499,081	¥ 494,782	**$ 3,768,744**
Conversion of convertible debentures	**359**	1,069	3,954	**2,699**
Increase arising from issuance of subsidiaries' common stock and other	**25,408**	1,093	345	**191,038**
Balance at end of year	**¥ 527,010**	¥ 501,243	¥ 499,081	**$ 3,962,481**
Legal reserve (note 13):				
Balance at beginning of year	**¥ 109,815**	¥ 106,885	¥ 105,905	**$ 825,677**
Transfers from retained earnings	**978**	2,971	1,271	**7,353**
Transfers to minority interests arising from conversion of subsidiaries' convertible debentures	**(5)**	(17)	(94)	**(38)**
Transfers to minority interests arising from issuance of subsidiaries' common stock and other	**(37)**	(24)	(197)	**(278)**
Balance at end of year	**¥ 110,751**	¥ 109,815	¥ 106,885	**$ 832,714**
Retained earnings (notes 10 and 13):				
Balance at beginning of year	**¥2,157,136**	¥2,082,541	¥2,100,392	**$16,219,067**
Net income (loss)	**(483,837)**	104,380	16,922	**(3,637,872)**
Cash dividends	**(28,373)**	(28,371)	(28,371)	**(213,331)**
Transfers to legal reserve	**(978)**	(2,971)	(1,271)	**(7,353)**
Net transfer to minority interests arising from conversion of subsidiaries' convertible debentures	**(64)**	(347)	(2,291)	**(481)**
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	**(636)**	1,904	(2,840)	**(4,782)**
Balance at end of year	**¥1,643,248**	¥2,157,136	¥2,082,541	**$12,355,248**
Accumulated other comprehensive income (loss) (note 15):				
Balance at beginning of year	**¥ (188,446)**	¥ 17,442	¥ 23,201	**$ (1,416,887)**
Other comprehensive loss, net of reclassification adjustments	**(69,948)**	(205,111)	(5,343)	**(525,925)**
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	**1**	(9)	(4)	**7**
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	**(91)**	(768)	(412)	**(684)**
Balance at end of year	**¥ (258,484)**	¥ (188,446)	¥ 17,442	**$ (1,943,489)**
Treasury stock (note 14):				
Balance at beginning of year	**¥ -**	¥ –	¥ –	**$ -**
Acquisition for treasury	**(333)**	–	–	**(2,504)**
Balance at end of year	**¥ (333)**	¥ –	¥ –	**$ (2,504)**
Total stockholders' equity	**¥2,304,224**	¥2,861,502	¥2,987,687	**$17,324,992**
Comprehensive income (loss) (note 15):				
Net income (loss)	**¥ (483,837)**	¥ 104,380	¥ 16,922	**$ (3,637,872)**
Other comprehensive loss arising during the year	**(114,912)**	(194,560)	(2,066)	**(864,000)**
Reclassification adjustments for net loss (gain) included in net income (loss)	**44,964**	(10,551)	(3,277)	**338,075**
Comprehensive income (loss)	**¥ (553,785)**	¥ (100,731)	¥ 11,579	**$ (4,163,797)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries
Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (note 2)
	2002	2001	2000	2002
Cash flows from operating activities (note 20):				
Net income (loss)	¥ (483,837)	¥ 104,380	¥ 16,922	$ (3,637,872)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:				
Depreciation	529,418	505,507	541,253	3,980,586
Impairment loss for long-lived assets	46,115	–	9,310	346,729
Deferred income taxes	(182,072)	12,505	(67,179)	(1,368,962)
Gain on sale of investments and subsidiaries' common stock	(4,035)	(17,437)	(36,215)	(30,338)
Loss on disposal of rental assets and other property	59,687	19,165	19,921	448,774
Income (loss) applicable to minority interests	(31,121)	54,414	14,811	(233,992)
(Increase) decrease in receivables	450,904	(72,035)	(107,685)	3,390,256
(Increase) decrease in inventories	261,229	(128,477)	(26,273)	1,964,128
Increase in prepaid expenses and other current assets	(999)	(38,234)	(9,931)	(7,511)
Increase (decrease) in payables	(271,698)	95,855	78,728	(2,042,842)
Increase in accrued expenses and retirement and severance benefits	70,813	8,171	3,846	532,429
Increase (decrease) in accrued income taxes	(48,174)	26,337	15,884	(362,211)
Decrease in other liabilities	(69,671)	(62,858)	(41,385)	(523,842)
Equity in earnings of affiliated companies	35,756	(2,559)	6,426	268,842
Impairment of investment in securities	76,867	6,876	4,784	577,947
Other	43,684	23,823	28,233	328,451
Net cash provided by operating activities	482,866	535,433	451,450	3,630,572
Cash flows from investing activities (note 20):				
(Increase) decrease in short-term investments	253,236	198,610	(15,155)	1,904,030
Capital expenditures	(429,835)	(463,585)	(365,744)	(3,231,842)
Purchase of assets to be leased	(444,931)	(532,142)	(211,185)	(3,345,346)
Collection of investment in leases	469,108	421,527	–	3,527,128
Proceeds from disposal of rental assets and other property	59,574	70,442	133,806	447,925
Proceeds from sale of investments and subsidiaries' common stock	55,354	50,473	67,971	416,195
Purchase of investments and subsidiaries' common stock	(129,527)	(125,473)	(40,463)	(973,887)
Purchase of software	(112,506)	(36,405)	(38,096)	(845,910)
Other	6,656	45,836	33,275	50,045
Net cash used in investing activities	(272,871)	(370,717)	(435,591)	(2,051,662)
Cash flows from financing activities (note 20):				
Increase (decrease) in short-term debt	(408,514)	(5,153)	43,155	(3,071,534)
Proceeds from long-term debt	573,373	518,872	315,408	4,311,075
Payments on long-term debt	(743,385)	(642,594)	(194,038)	(5,589,361)
Proceeds from sale of common stock by subsidiaries	42,466	13,342	9,046	319,293
Dividends paid to stockholders	(28,318)	(28,235)	(27,762)	(212,917)
Dividends paid to minority stockholders of subsidiaries	(13,401)	(15,739)	(12,033)	(100,759)
Purchase and retirement of common shares by subsidiaries	–	–	(7,946)	–
Acquisition of common stock for treasury	(333)	–	–	(2,504)
Net cash provided by (used in) financing activities	(578,112)	(159,507)	125,830	(4,346,707)
Effect of exchange rate changes on cash and cash equivalents	15,888	18,962	(21,784)	119,459
Net increase (decrease) in cash and cash equivalents	(352,229)	24,171	119,905	(2,648,338)
Cash and cash equivalents at beginning of year	1,381,603	1,357,432	1,237,527	10,387,992
Cash and cash equivalents at end of year	¥1,029,374	¥1,381,603	¥1,357,432	$ 7,739,654

See accompanying notes to consolidated financial statements.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

Hitachi, Ltd. (the Company) and its domestic subsidiaries maintain their books of account in conformity with the financial accounting standards of Japan, and its foreign subsidiaries in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and those of its majority-owned subsidiaries, whether directly or indirectly controlled. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation. The investments in affiliated companies are stated at their underlying equity value, and the appropriate portion of the earnings of such companies is included in consolidated income.

(c) Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with insignificant risk of changes in value which have maturities of generally three months or less when purchased to be cash equivalents.

(d) Foreign Currency Translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Under this standard, the assets and liabilities of the Company's subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the year. Gains and losses resulting from foreign currency transactions are included in other income (deductions), and those resulting from translation of financial statements are excluded from the consolidated statements of income and are reported in other comprehensive income (loss).

(e) Investment in Securities

The Company classifies investments in securities that have readily determinable fair values and all investments in debt securities in three categories, such as held-to-maturity securities, trading securities and available-for-sale securities.

Held-to-maturity securities are debt securities that the Company has the positive intent and ability to hold to maturity. Trading securities are debt and equity securities that are bought and held principally for the purpose selling them in the near term. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities.

Held-to-maturity securities are reported at amortized cost. Trading securities are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are reported at fair value, with unrealized gains and losses reported in other comprehensive income.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other than temporary results in a write-down of the cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income into earnings was determined by the average method.

(f) Securitization

The Company and certain subsidiaries have securitized certain financial assets such as lease receivables, trade receivables and others. In the securitization process, securitized assets are sold to Special Purpose Entities (SPE) which are funded through the issuance of asset-backed securities to the investors. When the Company and its subsidiaries sell the financial assets to the SPE in a securitization transaction, the carrying amount of the financial assets is allocated based on relative fair values to the portions to be retained and sold. The Company and its subsidiaries recognize a gain or loss for the difference between the net proceeds received and the allocated carrying amount of the assets sold when the transaction is consummated.

Fair values are based on the present value of estimated future cash flows which takes into consideration various factors such as expected credit loss and others.

(g) Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the specific identification method for job order inventories and generally by the average method for raw materials and other inventories.

(h) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment are principally depreciated by the declining-balance method, except for some assets which are depreciated by the straight-line method, over the following estimated useful lives:

Buildings	3 to 60 years
Machinery and equipment	2 to 20 years

(i) Capitalized Software Costs

Capitalized software costs are amortized on an individual basis, and the amortization is based on the ratio of the amortization computed based on the software's expected future revenue to current year's revenue.

(j) Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative financial instruments, such as forward exchange and interest rate swap contracts, be recognized in the financial statements as either assets or liabilities and measured at fair value regardless of the purpose or intent for holding them.

The Company designates and accounts for derivatives as follows:

- "Fair value" hedge: a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded in earnings if the hedge is considered highly effective.
- "Cash flow" hedge: a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. The changes in the fair value of the derivatives designated as cash flow hedges are recorded as other comprehensive income if the hedge is considered highly effective. This treatment is continued until earnings are affected by the variability in cash flows or the unrecognized firm commitment of the designated hedged item.
- "Foreign currency" hedge: a hedge of foreign-currency fair value or cash flow. The changes in fair value of the recognized assets or liabilities or unrecognized firm commitment and the derivatives are recorded as either earnings or other comprehensive income if the hedge is considered highly effective. Recognition as earnings or other comprehensive income is dependent on the treatment of foreign currency hedges as fair value or cash flow hedges.

The Company follows the documentation requirements as prescribed by the standard, which includes risk management objective and strategy for undertaking various hedge transactions. In addition, a formal assessment is made at the hedge's inception and periodically on an ongoing basis, as to whether the derivative used in hedging activities is highly effective in offsetting changes in fair values or cash flows of hedged items. Hedge accounting is discontinued for ineffective hedges, if any. Subsequent changes in the fair value of derivatives related to discontinued hedges are recognized in earnings immediately.

(k) Revenue Recognition

Staff Accounting Bulletin No. 101 (SAB 101) expresses certain views of the United States Securities and Exchange Commission (SEC) in applying generally accepted accounting principles to revenue recognition in the financial statements. Under SAB 101, revenue is recognized when persuasive evidence of an arrangement exits, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is probable.

These criteria are met for the Company's sales and related cost of sales and revenue is generally recognized when products are shipped, delivered and services are rendered. Sales and related cost of sales under certain long-term construction contracts are recognized under the percentage of completion method. Income on financing leases is recognized by a method which produces a constant periodic rate of return on the outstanding investment in the lease. The Company's products are generally subject to warranty and the Company provides for the estimated future costs of repair and replacement in cost of sales when sales are recognized.

(l) Advertising

The Company expenses advertising costs as incurred.

(m) Income Taxes

Deferred income taxes are accounted for under the asset and liability method in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Sales of Stock by Subsidiaries

The change in the Company's proportionate share of subsidiary equity resulting from issuance of stock by the subsidiaries is accounted for as an equity transaction.

(o) Treasury Stock

Treasury stock is accounted for by the cost method.

(p) Net Income (Loss) Per Share

Net income (loss) per share amounts are computed in accordance with SFAS No. 128, "Earnings per Share." This standard requires a dual presentation of basic and diluted net income (loss) per share amounts on the face of the statement of income. Under this standard, basic net income (loss) per share is computed based upon the weighted average number of shares of common stock outstanding during each year. Diluted net income (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

(q) Stock-based Compensation

The Company accounts for its stock option plan in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, the Company recognizes no compensation expense related to employee stock options, as no options are granted at a price below the market price on the day of grant.

SFAS No. 123, "Accounting for Stock-based Compensation," prescribes the recognition of compensation expense based on the fair value of options on the grant date. Continuous application of APB No. 25 is allowed under this standard if certain pro forma disclosures are made assuming hypothetical fair value method application. The Company elected to continue applying APB No. 25 and provide pro forma disclosure in accordance with SFAS No. 123.

(r) Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued in June 1997. This standard establishes standards for the manner in which a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information is required to be disclosed for each operating segment. Further, this standard requires the disclosure of information concerning revenues derived from the enterprise's products or services, countries in which it earns revenue or holds assets and major customers. This standard is effective for the Company's fiscal year ended March 31, 1999. However, foreign issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in Securities Exchange Act filings with SEC, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements under SFAS No. 131.

(s) New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combination," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for business combinations completed after June 30, 2001. SFAS No. 142 will require goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of this statement. SFAS No. 142 will also require recognized intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

SFAS No. 141 requires the Company to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassification in order to conform with the new requirement for recognition apart from goodwill at the date of transition. Upon adoption of SFAS No. 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by June 30, 2002.

In addition, SFAS No. 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of April 1, 2002. Any impairment loss resulting from the adoption will be measured and recognized as the cumulative effect of a change in accounting principle in the first interim period. SFAS No. 141 did not have a material effect on the Company's consolidated financial position or results of operations. SFAS No. 142 will have no material impact on the consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required and plans to adopt the provisions of SFAS No. 143 for the fiscal year beginning April 1, 2003.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of long-lived assets, and will supersede (a) SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," with respect to the accounting for the impairment or disposal of long-lived assets and (b) APB No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. The Company is required to adopt the provisions of SFAS No. 144 for the fiscal year beginning April 1, 2002. Management does not anticipate a material effect on the Company's financial position or results of operations to result from the adoption of this statement.

(t) Reclassification

Effective from the year ended March 31, 2002, "Noncurrent receivables and restricted funds" is presented as part of "Trade receivables-Accounts" and "Other assets." The amounts included in "Trade receivables-Accounts" and "Other assets," as of March 31, 2002, are ¥26,176 million ($196,812 thousand) and ¥126,330 million ($949,850 thousand), respectively. "Trade receivables-Accounts" and "Other assets" would increase by ¥29,230 million and ¥133,773 million, respectively, as of March 31, 2001, if figures were reclassified to conform to the year ended March 31, 2002 presentation.

2. BASIS OF FINANCIAL STATEMENT TRANSLATION

The accompanying consolidated financial statements are expressed in yen and, solely for the convenience of the reader, have been translated into United States dollars at the rate of ¥133=U.S.$1, the approximate exchange rate prevailing on the Tokyo Foreign Exchange Market as of March 29, 2002. This translation should not be construed as a representation that all amounts shown could be converted into U.S. dollars.

3. INVESTMENT IN SECURITIES

The following is a summary of the amortized cost basis, gross unrealized holding gains, gross unrealized holding losses and aggregate fair value of available-for-sale securities by the consolidated balance sheets classification as of March 31, 2002 and 2001.

Millions of yen

	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2002				2001
Short-term investments:								
Debt securities	¥ 62,114	¥ 48	¥ 51	¥ 62,111	¥116,423	¥ 69	¥ 159	¥116,333
Other securities	31,717	4	172	31,549	63,500	49	104	63,445
	93,831	52	223	93,660	179,923	118	263	179,778
Investments and advances:								
Equity securities	173,204	116,411	7,093	282,522	263,396	150,648	23,055	390,989
Debt securities	125,059	589	4,276	121,372	117,348	984	1,453	116,879
Other securities	36,741	234	872	36,103	36,588	1,280	680	37,188
	335,004	117,234	12,241	439,997	417,332	152,912	25,188	545,056
	¥428,835	¥117,286	¥ 12,464	¥ 533,657	¥597,255	¥153,030	¥25,451	¥724,834

Thousands of U.S. dollars

	Amortized cost basis	Gross gains	Gross losses	Aggregate fair value
				2002
Short-term investments:				
Debt securities	$ 467,022	$ 361	$ 383	$ 467,000
Other securities	238,474	30	1,293	237,211
	705,496	391	1,676	704,211
Investments and advances:				
Equity securities	1,302,286	875,271	53,331	2,124,226
Debt securities	940,293	4,429	32,151	912,571
Other securities	276,248	1,759	6,556	271,451
	2,518,827	881,459	92,038	3,308,248
	$3,224,323	$881,850	$ 93,714	$4,012,459

Debt securities consist mainly of national, local and foreign governmental bonds, debentures issued by banks and corporate bonds. Other securities consist mainly of investment trusts.

The proceeds from sale of available-for-sale securities for the years ended March 31, 2002, 2001 and 2000 are ¥62,783 million ($472,053 thousand), ¥167,923 million and ¥117,476 million, respectively. The gross realized gains on the sale of those securities for the years ended March 31, 2002, 2001 and 2000 are ¥6,585 million ($49,511 thousand), ¥10,525 million and ¥16,481 million, respectively, while gross realized losses on the sale of those securities for the years ended March 31, 2002 and 2001 are ¥2,700 million ($20,301 thousand) and ¥460 million, respectively.

In addition, during the year ended March 31, 2001, certain subsidiaries contributed available-for-sale securities to pension fund trusts in the amount of ¥25,684 million. Gross realized gains on those contributions for the year ended March 31, 2001 are ¥15,651 million. The changes in net unrealized holding gain on available-for-sale securities which has been included in accumulated other comprehensive income for the years ended March 31, 2002, 2001 and 2000 are a decrease of ¥11,044 million ($83,038 thousand) and ¥43,978 million and an increase of ¥13,753 million, respectively.

Various held-to-maturity securities are held by certain subsidiaries. Securities classified as Short-term investments in the consolidated balance sheet amounted to ¥4,866 million ($36,586 thousand) and ¥10,414 million as of March 31, 2002 and 2001, respectively. Securities classified as Investments and advances amounted to ¥6,151 million ($46,248 thousand) and ¥9,508 million as of March 31, 2002 and 2001, respectively. Gross unrealized holding gains and losses of these securities were not material.

Trading securities classified as Short-term investments as of March 31, 2002 and 2001, which consist mainly of investments in trust accounts, are ¥80,407 million ($604,564 thousand) and ¥243,458 million, respectively.

The portions of trading losses for the years ended March 31, 2002 and 2001 that relate to trading securities still held at the balance sheet date are ¥2,356 million ($17,714 thousand) and ¥13,659 million, respectively.

The contractual maturities of debt securities and other securities classified as Investment and advances in the consolidated balance sheet as of March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Held-to-maturity	Available-for-sale	Total	Held-to-maturity	Available-for-sale	Total
			2002			2002
Due within five years	¥5,654	¥ 61,377	¥ 67,031	$42,511	$ 461,481	$ 503,992
Due after five years	497	96,098	96,595	3,737	722,541	726,278
	¥6,151	¥157,475	¥163,626	$46,248	$1,184,022	$1,230,270

Expected redemptions may differ from contractual maturities because these securities are redeemable at the option of the issuers.

The aggregate fair values of investments in affiliated companies based on the quoted market price as of March 31, 2002 and 2001 are ¥241,589 million ($1,816,459 thousand) and ¥210,890 million, respectively. The aggregate carrying amount of such investments as of March 31, 2002 and 2001 are ¥167,805 million ($1,261,692 thousand) and ¥158,719 million, respectively.

4. RECEIVABLES

The aggregated annual maturities of the long-term trade receivables after March 31, 2003 included in Trade receivables-Accounts are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥13,761	$103,466
2005	4,285	32,218
2006	1,415	10,639
2007	1,563	11,752
Thereafter	5,152	38,737
	¥26,176	$196,812

Sales on an installment contract basis for the years ended March 31, 2002, 2001 and 2000 totaled ¥17,647 million ($132,684 thousand), ¥11,663 million and ¥11,736 million, respectively.

Noncurrent receivables and restricted funds amounted to ¥163,003 million as of March 31, 2001, which included "Housing loans to employees," "Trade receivables not due within one year, interest-bearing" and "Other receivables and restricted funds" in the amount of ¥23,242 million, ¥29,230 million and ¥110,531 million, respectively. (See note 1 (t))

5. INVENTORIES

Inventories as of March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished goods	¥ 347,391	¥ 448,853	$2,611,962
Work in process	711,226	873,324	5,347,564
Raw materials	155,782	191,986	1,171,293
	¥1,214,399	¥1,514,163	$9,130,819

Inventories include items associated with major contracts which, because of long-term processing requirements, have been or are expected to be performed over a period of more than 12 months. Those items as of March 31, 2002 and 2001 aggregated ¥72,886 million ($548,015 thousand) and ¥284,305 million, respectively.

6. LEASES

Certain subsidiaries are the lessor of manufacturing machinery and equipment under financing and operating leasing arrangements with terms ranging from 3 to 6 years.

Machinery and equipment at cost under operating leases and accumulated depreciation as of March 31, 2002 amounted to ¥1,111,267 million ($8,355,391 thousand) and ¥799,779 million ($6,013,376 thousand), respectively. The leased assets are recorded at cost and depreciated using the straight-line method over their estimated useful lives.

The following table shows the future minimum lease receivables of financing and non-cancelable operating leases as of March 31, 2002 and the future minimum lease receivables of financing leases as of March 31, 2001:

	Millions of yen		Thousands of U.S. dollars	
	Financing leases	Operating leases	Financing leases	Operating leases
Years ending March 31		2002		2002
2003	¥213,249	¥ 45,431	$1,603,376	$341,586
2004	163,351	35,809	1,228,203	269,241
2005	111,987	23,759	842,007	178,639
2006	68,661	11,879	516,248	89,316
2007	30,366	5,234	228,316	39,353
Thereafter	25,079	3,448	188,564	25,925
Total minimum payments to be received	612,693	¥125,560	4,606,714	$944,060
Amount representing executory costs	(42,205)		(317,331)	
Minimum lease payments receivable	570,488		4,289,383	
Unearned income	(43,056)		(323,729)	
Net investment in financing leases	¥527,432		$3,965,654	

	Millions of yen
	Financing leases
	2001
Total minimum payments to be received	¥706,060
Amount representing executory costs	(37,474)
Minimum lease payments receivable	668,586
Unearned income	(44,797)
Net investment in financing leases	¥623,789

Provisions for losses on lease investments are determined on the basis of loss experiences and assessment of inherent risks. Resulting adjustments to the allowance for losses are made to adjust the net investment in financing leases to an estimated collectible amount.

The Company and its subsidiaries lease certain manufacturing machinery and equipment. The amount of leased assets at cost under capital leases as of March 31, 2002 and 2001 amounted to ¥20,154 million ($151,534 thousand) and ¥18,649 million, respectively, and accumulated depreciation as of March 31, 2002 and 2001 amounted to ¥9,782 million ($73,549 thousand) and ¥9,699 million, respectively.

The following table shows the future minimum lease payments of capital and non-cancelable operating leases as of March 31, 2002:

	Millions of yen		Thousands of U.S. dollars	
	Capital leases	Operating leases	Capital leases	Operating leases
Years ending March 31		2002		2002
2003	¥ 3,661	¥ 8,938	$27,526	$ 67,203
2004	2,926	4,947	22,000	37,196
2005	1,892	3,834	14,226	28,827
2006	982	2,878	7,384	21,639
2007	700	2,291	5,263	17,226
Thereafter	2,666	8,742	20,045	65,729
Total minimum lease payments	12,827	¥31,630	96,444	$237,820
Amount representing executory costs	(277)		(2,083)	
Amount representing interest	(1,258)		(9,459)	
Present value of net minimum lease payments	11,292		84,902	
Less current portion of capital lease obligations	3,167		23,812	
Long-term capital lease obligations	¥ 8,125		$61,090	

7. SECURITIZATION

For the year ended March 31, 2002, Hitachi Capital Corporation (HCC), a financing subsidiary, securitized lease receivables. In those securitizations, HCC sold lease receivables to Special Purpose Entities (SPE), and the SPE issued asset-backed commercial papers to investors. The investors and the SPE have no recourse to HCC's other assets for failure of debtors to pay when due. HCC retained servicing responsibilities and subordinated interests, but has not recorded a servicing asset or liability since the cost to service the receivables approximates the servicing income. The retained interests are not material and subordinate to investor's interests. For the year ended March 31, 2002, gains recognized on the securitizations of lease receivables amounted to ¥6,261 million ($47,075 thousand).

The table below summarizes certain cash flows received from and paid to the SPE during the year ended March 31, 2002:

	Millions of yen	Thousands of U.S. dollars
	2002	2002
Proceeds from new Securitizations	¥252,210	$1,896,316
Servicing fees received	36	271
Purchases of delinquent or ineligible assets	(7,242)	(54,451)

Quantitative information about delinquencies, net credit losses, and components of securitized lease receivables and other assets managed together as of and for the year ended March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses	Total principal amount of receivables	Principal amount of receivables 90 days or more past due	Net credit losses
			2002			2002
Total assets managed or securitized:						
Lease receivables	¥ 766,933	¥720	¥2,502	$ 5,766,413	$5,414	$18,812
Assets securitized	(239,501)			(1,800,759)		
Assets held in portfolio	¥ 527,432			$ 3,965,654		

For the year ended March 31, 2002, the Company and certain subsidiaries sold trade receivables through securitization transactions using the SPE. In the securitizations, the Company and certain subsidiaries retained servicing responsibility. No servicing asset or liability has been recorded because the fees for servicing the receivable approximate the related costs. In certain securitizations of trade receivables, the Company and certain subsidiaries retained subordinated interests which are not material. The investors and the SPE have no recourse to the Company and its subsidiaries for delinquent trade receivables.

During the year ended March 31, 2002, proceeds from new securitizations of trade receivables are ¥482,831 million ($3,630,308 thousand) and losses recognized on those securitizations are ¥621 million ($4,669 thousand).

8. INCOME TAXES

Significant components of income tax expense (benefit) attributable to continuing operations and other comprehensive income (loss), net of reclassification adjustments, for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Continuing operations:				
Current tax expense	¥ 110,958	¥ 152,356	¥114,681	$ 834,270
Deferred tax benefit (exclusive of the effects of other components listed below)	(263,449)	(892)	(84,085)	(1,980,819)
Change in valuation allowance	81,377	13,397	16,906	611,857
	(71,114)	164,861	47,502	(534,692)
Other comprehensive income (loss), net of reclassification adjustments:				
Minimum pension liability adjustments	(59,985)	(149,588)	–	(451,015)
Net unrealized holding gain on available-for-sale securities	(9,717)	(37,832)	10,845	(73,060)
Cash flow hedges	(646)	490	–	(4,857)
	(70,348)	(186,930)	10,845	(528,932)
	¥(141,462)	¥ (22,069)	¥ 58,347	$(1,063,624)

The Company and its subsidiaries are subject to a number of taxes based on income. The aggregated normal tax rate for domestic companies was 41.8% in 2002, 2001 and 2000.

Reconciliations between the normal income tax rate and the effective income tax rate as a percentage of income (loss) before income taxes and minority interests are as follows:

	2002	2001	2000
Normal income tax rate	(41.8)%	41.8%	41.8%
Equity in earnings of affiliated companies	2.6	(0.3)	3.4
Adjustment of net gain (loss) on sale of subsidiaries' common stock	0.4	(0.1)	(8.1)
Expenses not deductible for tax purposes	6.7	6.0	14.6
Change in valuation allowance	13.9	4.1	21.3
Difference in statutory tax rates of foreign subsidiaries	5.0	(2.3)	(14.7)
Other	1.1	1.7	1.7
Effective income tax rate	(12.1)%	50.9%	60.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2002 and 2001 are presented below:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Total gross deferred tax assets:			
Retirement and severance benefits	¥ 387,345	¥ 341,827	$ 2,912,368
Accrued expenses	168,165	124,759	1,264,399
Net intercompany profit on inventories, property, plant and equipment, and others	75,119	76,231	564,805
Depreciation	35,822	32,317	269,338
Net operating loss carryforwards	319,822	176,103	2,404,677
Other	271,332	187,480	2,040,090
	1,257,605	938,717	9,455,677
Valuation allowance	(239,965)	(157,621)	(1,804,248)
	1,017,640	781,096	7,651,429
Total gross deferred tax liabilities:			
Deferred profit on sale of properties	(35,795)	(36,030)	(269,135)
Tax purpose reserves regulated by Japanese tax law	(33,728)	(37,442)	(253,594)
Net unrealized gain on securities	(42,517)	(56,590)	(319,677)
Other	(13,531)	(15,762)	(101,737)
	(125,571)	(145,824)	(944,143)
Net deferred tax assets	¥ 892,069	¥ 635,272	$ 6,707,286

Net deferred tax assets and liabilities as of March 31, 2002 and 2001 are reflected in the accompanying consolidated balance sheets under the following captions:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Prepaid expenses and other current assets	¥249,251	¥187,409	$1,874,068
Other assets	658,665	484,433	4,952,369
Other current liabilities	(4,822)	(22,946)	(36,256)
Other liabilities	(11,025)	(13,624)	(82,895)
Net deferred tax assets	¥892,069	¥635,272	$6,707,286

Under the tax laws of various jurisdictions in which the Company and its subsidiaries operate, the valuation allowance was recorded against deferred tax assets for deductible temporary differences, net operating loss carryforwards and tax credit carryforwards. The net change in the total valuation allowance for the years ended March 31, 2002 and 2001 was an increase of ¥82,344 million ($619,128 thousand) and ¥14,782 million, respectively.

As of March 31, 2002, the Company and various subsidiaries have net operating loss carryforwards for income tax purposes of ¥806,505 million ($6,063,947 thousand) which are available to offset future taxable income, if any. Most of these net operating loss carryforwards expire by March 31, 2007.

In assessing the realizability of deferred tax assets, management of the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is entirely dependent upon the generation of future taxable income in specific tax jurisdictions during the periods in which these deductible differences become deductible. Although realization is not assured, management considered the scheduled reversals of deferred tax liabilities and projected future taxable income in making this assessment. Based on these factors, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance as of March 31, 2002.

The Company has not provided for deferred income tax liabilities on undistributed earnings of foreign subsidiaries and affiliated companies that are considered to be reinvested indefinitely. Such undistributed earnings, if remitted, generally would not result in material additional Japanese income taxes because of available foreign tax credits.

9. SOFTWARE

Unamortized computer software included in Other assets and related amortization are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unamortized computer software	¥87,972	¥37,669	$661,444

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Amortization of capitalized computer software	¥32,969	¥21,389	¥15,458	$247,887

10. SHORT-TERM AND LONG-TERM DEBT

The components of short-term debt as of March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Borrowings not from affiliates, mainly from banks	¥647,886	¥1,033,638	$4,871,323
Commercial paper	139,239	165,571	1,046,910
Borrowings from affiliates	46,713	–	351,226
	¥833,838	¥1,199,209	$6,269,459

The weighted average interest rates on short-term debt outstanding as of March 31, 2002 and 2001 are 0.2% and 0.5%, respectively.

The components of long-term debt as of March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Mortgage debentures:			
Due 2002–2004, interest 2.1–2.8%, issued by a subsidiary	¥ 400	¥ 400	$ 3,008
Unsecured notes and debentures:			
Due 2006, interest 3.45% debenture	200,000	200,000	1,503,759
Due 2002–2016, interest 0.07–6.625%, issued by subsidiaries	760,836	814,720	5,720,571
Unsecured convertible debentures:			
5th series, due 2002, interest 1.7%	–	28,790	–
6th series, due 2003, interest 1.3%	92,828	92,828	697,955
7th series, due 2004, interest 1.4%	218,471	218,471	1,642,639
Due 2002–2004, interest 0.5–2.0%, issued by subsidiaries	35,566	73,309	267,414
Loans, principally from banks and insurance companies:			
Secured by various assets and mortgages on property, plant and equipment, maturing 2002–2011, interest 1.05–8.77%	14,692	15,591	110,466
Unsecured, maturing 2002–2015, interest 0.54–7.04%	830,301	838,592	6,242,865
Capital lease obligations	11,292	11,215	84,902
	2,164,386	2,293,916	16,273,579
Less current installments	366,083	412,646	2,752,504
	¥1,798,303	¥1,881,270	$13,521,075

The aggregate annual maturities of long-term debt after March 31, 2003 are as follows:

Years ending March 31	Millions of yen	Thousands of U.S. dollars
2004	¥ 490,482	$ 3,687,835
2005	473,865	3,562,895
2006	386,082	2,902,872
2007	126,407	950,428
Thereafter	321,467	2,417,045
	¥1,798,303	$13,521,075

The Company and its subsidiaries provide their investment in certain subsidiaries as collateral for bank loans of ¥30,208 million ($227,128 thousand).

The collateralized number of shares and their fair values as of March 31, 2002 are as follows:

Subsidiary name	Number of shares owned in thousand	Percent of ownership	Collateralized number of shares in thousand	Fair value as of March 31, 2002 Millions of yen	Thousands of U.S. dollars
Hitachi Capital Corporation	71,273	53.1%	19,700	¥32,308	$242,917
Hitachi Software Engineering Co., Ltd.	33,258	52.5	1,200	6,360	47,820
Hitachi Maxell, Ltd.	51,797	52.4	1,700	2,875	21,617
Hitachi Powdered Metals Co., Ltd.	17,072	53.3	6,600	3,564	26,797
Hitachi Metals Techno, Ltd.	11,960	66.0	450	144	1,083

As is customary in Japan, both short-term and long-term bank loans are made under general agreements which provide that security and guarantees for present and future indebtedness will be given upon request of the bank, and that the bank shall have the right, as the obligations become due, or in the event of their default, to offset cash deposits against such obligations.

Generally, the mortgage debenture trust agreements and certain secured and unsecured loan agreements provide, among other things, that the lenders or trustees shall have the right to have any distribution of earnings, including the payment of dividends and the issuance of additional capital stock, submitted to them for prior approval and also grant them the right to request additional security or mortgages on property, plant and equipment.

The unsecured convertible debentures due in 2003 are redeemable in whole or in part, at the option of the Company, from October 1, 1996 to September 30, 2002 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 49,503,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of ¥10 billion ($75 million) less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

The unsecured convertible debentures due in 2004 are redeemable in whole or in part, at the option of the Company, from October 1, 1997 to September 30, 2003 at premiums ranging from 6% to 1%, and at par thereafter. The debentures are currently convertible into approximately 128,945,000 shares of common stock. Commencing September 30, 1999, the Company is required to make annual payments to the Trustee of ¥20 billion ($150 million) less the aggregate amounts of the debentures converted, repurchased or redeemed which have not been deducted before.

In accordance with Trustee agreements for the unsecured debentures due in 2003 and 2004 as mentioned above, the 16,977,000 shares of investments in Hitachi Software Engineering Co., Ltd. are held in trust. The fair value of the shares held in trust is ¥89,978 million ($676,526 thousand) as of March 31, 2002.

In accordance with Trustee agreement for a subsidiary's unsecured debentures due in 2003, the 4,000,000 shares of investment in Hitachi Powdered Metals Co., Ltd. are held in trust. The fair value of the shares held in trust is ¥2,160 million ($16,241 thousand) as of March 31, 2002.

Pursuant to the terms of the indentures under which the unsecured convertible debentures due in 2004 were issued, accumulated cash dividends (including interim dividends) paid by the Company for the fiscal years beginning after March 31, 1989 may not exceed accumulated net income in the audited consolidated statements of income for the fiscal years beginning after March 31, 1989 plus ¥65,000 million ($488,722 thousand) as long as these debentures are outstanding. In determining the accumulated cash dividends, interim cash dividends to be paid on and after April 1, 1990 are considered to be a part of the cash dividends of the previous fiscal year. As of March 31, 2002, the accumulated cash dividends and the accumulated net income including ¥65,000 million ($488,722 thousand), which are defined by the above terms, amounted to ¥409,059 million ($3,075,632 thousand) and ¥424,366 million ($3,190,722 thousand), respectively.

11. RETIREMENT AND SEVERANCE BENEFITS

(a) Defined benefit plans

The Company and its domestic subsidiaries have a number of contributory and noncontributory pension plans to provide retirement and severance benefits to substantially all employees.

Prior to April 1, 2000, the Company did not apply the accounting for single-employer defined benefit pension plans under SFAS No. 87, "Employers' Accounting for Pensions" for these plans as the effects on the consolidated financial statements for the implementation of SFAS No. 87 were not significant.

Under unfunded defined benefit pension plans, employees are entitled to lump-sum payments based on the current rate of pay and the length of service upon retirement or termination of employment for reasons other than dismissal for cause. Prior to April 1, 2000, the projected benefit obligation which was made equal to the larger vested benefit obligation was recognized as the retirement and severance benefits in the Company's balance sheet. The pension cost for the year was computed as the retirement and severance benefits paid plus or minus the change in the vested benefit obligation. For the year ended March 31, 2000, the net periodic pension cost consisted of service costs of ¥97,386 million.

Directors and certain employees are not covered by the programs described above. Benefits paid to such persons and meritorious service awards paid to employees in excess of the prescribed formula are charged to income as paid as it is not practicable to compute the liability for future payments since amounts vary with circumstances.

In addition to unfunded defined benefit pension plans, the Company and certain of its subsidiaries contribute to each Employees Pension Fund (EPF) as is stipulated by the Japanese Welfare Pension Insurance Law and other pension plans. The pension plans under the EPF are composed of the substitutional portion of Japanese Welfare Pension Insurance and the corporate portion which is the contributory defined benefit pension plan covering substantially all of their employees and provides benefits in addition to the substitutional portion. The Company, certain of its subsidiaries and their employees contribute the pension premiums for the substitutional portion and the corporate portion to each EPF. The plan assets of each EPF cannot be specifically allocated to the individual participants nor to the substitutional and corporate portions.

The benefits for the substitutional portion are based on standard remuneration scheduled by the Welfare Pension Insurance Law and the length of participation. The benefits of the corporate portion are based on the current rate of pay and the length of service. Under EPF pension plans, the participants are eligible for these benefits after a one-month period of participation in the plan. EPF contributions and cost for the substitutional portion were determined in accordance with the open aggregate cost method (actuarial funding method) as stipulated by the Welfare Pension Insurance Law. Contributions and cost for the corporate portion were determined in accordance with the entry age normal cost method (actuarial funding method). The pension cost of the corporate portion for the year ended March 31, 2000 totaled ¥63,401 million.

Provision for retirement and severance benefits and pension expense for the year ended March 31, 2000 totaled to ¥203,893 million.

Effective April 1, 2000, the Company adopted SFAS No. 87 and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" for the funded benefit pension plans and the unfunded lump-sum payment plans, as the effect of the current discount rate of actuarial assumptions on the pension funded status is expected to have a material effect in subsequent years. However, the effect of this change on consolidated financial statements for the year ended March 31, 2001 was not significant. Prior year consolidated financial statements have not been restated as the effects of the implementation of SFAS No. 87 and SFAS No. 132 are immaterial.

Net periodic benefit costs for the funded benefit pension plans and the unfunded lump-sum payment plans for the years ended March 31, 2002 and 2001 consist of the following components:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service cost	¥110,173	¥117,104	$ 828,368
Interest cost	118,094	115,163	887,925
Expected return on plan assets for the period	(77,194)	(86,879)	(580,406)
Amortization of transition asset	(421)	(421)	(3,165)
Amortization of prior service (benefit) cost	(2,999)	218	(22,549)
Recognized actuarial loss	60,867	25,869	457,647
Transfer to defined contribution pension plan	3,807	–	28,624
Curtailment loss	1,823	–	13,707
Employees' contributions	(18,330)	(18,111)	(137,820)
Net periodic benefit cost	¥195,820	¥152,943	$1,472,331

Unrecognized transition asset, unrecognized prior service benefit and cost and unrecognized actuarial gain and loss are amortized using the straight-line method over the average remaining service period of active employees.

Reconciliations of beginning and ending balances of the benefit obligation of the funded defined benefit pension plans and the unfunded defined benefit pension plans and the fair value of the plan assets, and actuarial assumptions used at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Change in benefit obligation:			
Benefit obligation at beginning of year	**¥ 3,016,520**	¥ 2,869,822	**$22,680,601**
Service cost	**110,173**	117,104	**828,368**
Interest cost	**118,094**	115,163	**887,925**
Plan amendments	**(23,110)**	(24,636)	**(173,759)**
Actuarial loss	**49,427**	114,338	**371,632**
Benefits paid	**(177,974)**	(146,916)	**(1,338,150)**
Acquisitions and divestitures	**(1,725)**	(32,525)	**(12,970)**
Transfer to defined contribution pension plan	**(72,476)**	–	**(544,932)**
Curtailment	**387**	–	**2,910**
Foreign currency exchange rate changes	**2,854**	4,170	**21,458**
Benefit obligation at end of year	**3,022,170**	3,016,520	**22,723,083**
Change in plan assets:			
Fair value of plan assets at beginning of year	**1,835,533**	2,045,352	**13,801,000**
Actual return on plan assets	**(108,453)**	(277,056)	**(815,436)**
Employers' contributions	**116,196**	151,334	**873,654**
Employees' contributions	**18,330**	18,111	**137,820**
Benefits paid	**(95,718)**	(83,473)	**(719,684)**
Acquisitions and divestitures	**(568)**	(21,940)	**(4,271)**
Foreign currency exchange rate changes	**2,240**	3,205	**16,842**
Fair value of plan assets at end of year	**1,767,560**	1,835,533	**13,289,925**
Funded status	**(1,254,610)**	(1,180,987)	**(9,433,158)**
Unrecognized transition asset	**(1,252)**	(1,673)	**(9,414)**
Unrecognized prior service benefit	**(74,277)**	(53,166)	**(558,474)**
Unrecognized actuarial loss	**786,913**	612,936	**5,916,640**
Net amount recognized in the consolidated balance sheet	**¥ (543,226)**	¥ (622,890)	**$ (4,084,406)**
Amounts recognized in the consolidated balance sheet consist of:			
Prepaid benefit cost	**¥ 3,974**	¥ 906	**$ 29,880**
Accrued benefit cost	**(1,049,054)**	(982,332)	**(7,887,624)**
Intangible asset	**735**	437	**5,526**
Accumulated other comprehensive loss	**501,119**	358,099	**3,767,812**
Net amount recognized	**¥ (543,226)**	¥ (622,890)	**$ (4,084,406)**
Actuarial assumptions on a weighted-average basis:			
Discount rate	**3.7%**	3.9%	
Expected rate of return on plan assets	**3.9%**	4.3%	
Rate of compensation increase	**3.2%**	3.1%	

The components of the net periodic benefit cost are determined using the assumptions as of the beginning of the fiscal year, and the components of benefit obligation are determined using the assumptions as of the end of the fiscal year.

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with accumulated benefit obligations in excess of plan assets were ¥2,981,740 million ($22,419,098 thousand), ¥2,739,092 million ($20,594,677 thousand) and ¥1,730,108 million ($13,008,331 thousand), respectively, as of March 31, 2002, and ¥2,658,330 million, ¥2,481,424 million and ¥1,651,888 million, respectively, as of March 31, 2001.

On June 15, 2001, the Japanese government issued a new law concerning the defined benefit plan. This law allows a company, at its own discretion, to apply for an exemption from the future benefit obligation and return the past benefit obligation of the substitutional portion of the EPF to the government. Under the new law, a company may apply for the exemption from the future benefit obligation on or after April 1, 2002 and the effective date of the return of the past benefit obligation and the amount of pension assets to be returned to the government will be determined by the Minister of Health, Labour and Welfare by December 2003. In accordance with the new law, the Company and a certain subsidiary obtained an approval for the exemption from the future benefit obligation during April 2002 and will apply for the return of the past benefit obligation. The Company's plans to return the substitutional portion of the EPF to the government have been considered in the actuarial assumptions.

(b) Defined contribution plans

Effective December 31, 2001, the Company implemented a defined contribution plan allowing employees to transfer a portion of their unfunded defined benefit plans to the new defined contribution plan. The amount to be transferred to the new plan will be contributed over 8 years. The Company will make contributions in accordance with the plan provisions.

The amount of cost recognized for the Company's and subsidiaries' contribution to the plans for the year ended March 31, 2002 was ¥3,557 million ($26,744 thousand).

12. COMMON STOCK

The Company has authorized for issuance 10 billion shares of common stock. The Japanese Commercial Code (JCC) had required designation of par value to all common stock at least 50% of new share issuance price, or the common stock par value prescribed by the JCC. Effective October 1, 2001, the JCC was amended to eliminate the provision of common stock par value resulting in all common stock being recorded with no par value.

Issued shares, changes in shares and the amount of common stock for the years ended March 31, 2002, 2001 and 2000 are summarized as follows:

		Millions of yen	Thousands of U.S. dollars
	Issued shares	Amount	Amount
Balance as of March 31, 1999	3,337,894,780	¥281,735	
Issued upon conversion of convertible debentures	5,471	3	
Balance as of March 31, 2000	3,337,900,251	281,738	
Issued upon conversion of convertible debentures	31,606	16	
Balance as of March 31, 2001	3,337,931,857	281,754	$2,118,451
Issued upon conversion of convertible debentures	549,184	278	2,091
Balance as of March 31, 2002	**3,338,481,041**	**¥282,032**	**$2,120,542**

Conversions of convertible debt issued subsequent to October 1, 1982 into common stock were accounted for in accordance with the provisions of the JCC by crediting one-half of the conversion price to each of the common stock account and the capital surplus account.

13. LEGAL RESERVE AND CASH DIVIDENDS

The Japanese Commercial Code (JCC) had provided that earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash be appropriated as a legal reserve until such reserve equals 25 percent of stated common stock. This legal reserve was not available for dividends but might be used to reduce a deficit by resolution of the shareholders or might be transferred to stated common stock by resolution of the Board of Directors.

Effective October 1, 2001, the JCC was amended to require earnings in an amount equal to at least 10 percent of appropriations of retained earnings to be paid in cash be appropriated as a legal reserve until total additional paid in capital and legal reserve equals 25 percent of stated common stock. Either additional paid in capital or legal reserve may be available for dividends by resolution of the shareholders to the extent that the amount of total additional paid in capital and legal reserve exceeds 25 percent of stated common stock.

14. TREASURY STOCK

The Japanese Commercial Code (JCC) had imposed certain restrictions on acquisition and disposal of treasury stock. Effective October 1, 2001, the JCC eliminated the provision of these restrictions and allowed acquisitions of treasury stock to the extent of funds appropriated by resolution of the shareholders.

As of March 31, 2002, the Company held 370,714 shares of the Company's common stock as treasury stock as a result of acquisitions of shares from shareholders holding less than a trading lot (1,000 shares) upon request by the shareholder pursuant to the provisions of the JCC. The shareholders may request the Company to acquire their shares below a trading lot as any number of shares below a trading lot cannot be publicly traded and does not carry on a voting right.

In April 2002, the board of directors proposed to acquire up to 300,000,000 shares of the Company's common stock for aggregate acquisition price not exceeding ¥300,000 million ($2,255,639 thousand) as treasury stock for the period from the close of the ordinary general shareholders' meeting to the close of the next ordinary general shareholders' meeting, pursuant to the provisions of the JCC. This proposal is subject to an approval in the ordinary general shareholders' meeting in June 2002.

15. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss), net of related tax effects, displayed in the consolidated statements of stockholders' equity is classified as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Foreign currency translation adjustments:				
Balance at beginning of year	¥ (57,647)	¥ (77,577)	¥(58,065)	$ (433,436)
Other comprehensive income (loss), net of reclassification adjustments	19,986	20,804	(19,090)	150,271
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	–	(3)	3	–
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	(351)	(871)	(425)	(2,640)
Balance at end of year	¥ (38,012)	¥ (57,647)	¥(77,577)	$ (285,805)
Minimum pension liability adjustments:				
Balance at beginning of year	¥(182,936)	¥ –	¥ –	$(1,375,459)
Other comprehensive loss	(77,338)	(182,936)	–	(581,489)
Net transfer from minority interests arising from issuance of subsidiaries' common stock and other	174	–	–	1,309
Balance at end of year	¥(260,100)	¥(182,936)	¥ –	$(1,955,639)
Net unrealized holding gain on available-for-sale securities:				
Balance at beginning of year	¥ 51,041	¥ 95,019	¥ 81,266	$ 383,767
Other comprehensive income (loss), net of reclassification adjustments	(11,132)	(43,991)	13,747	(83,699)
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	1	(6)	(7)	7
Net transfer from minority interests arising from issuance of subsidiaries' common stock and other	87	19	13	654
Balance at end of year	¥ 39,997	¥ 51,041	¥ 95,019	$ 300,729
Cash flow hedges:				
Balance at beginning of year	¥ 1,096	¥ –	¥ –	$ 8,241
Other comprehensive income (loss), net of reclassification adjustments	(1,464)	1,012	–	(11,008)
Net transfer from (to) minority interests arising from issuance of subsidiaries' common stock and other	(1)	84	–	(7)
Balance at end of year	¥ (369)	¥ 1,096	¥ –	$ (2,774)
Total accumulated other comprehensive income (loss):				
Balance at beginning of year	¥(188,446)	¥ 17,442	¥ 23,201	$(1,416,887)
Other comprehensive loss, net of reclassification adjustments	(69,948)	(205,111)	(5,343)	(525,925)
Net transfer from (to) minority interests arising from conversion of subsidiaries' convertible debentures	1	(9)	(4)	7
Net transfer to minority interests arising from issuance of subsidiaries' common stock and other	(91)	(768)	(412)	(684)
Balance at end of year	¥(258,484)	¥(188,446)	¥ 17,442	$(1,943,489)

The following is a summary of reclassification adjustments by each classification of other comprehensive income (loss) arising during the years ended March 31, 2002, 2001 and 2000 and the amounts of income tax expense or benefit allocated to each component of other comprehensive income (loss), including reclassification adjustments.

	Millions of yen		
	2002		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	¥ 19,511	¥ -	¥ 19,511
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(97,342)	40,679	(56,663)
Cash flow hedges	(948)	526	(422)
	(211,661)	96,749	(114,912)
Reclassification adjustments for net loss (gain) included in net loss:			
Foreign currency translation adjustments	475	-	475
Net unrealized holding gain on available-for-sale securities	78,232	(32,701)	45,531
Cash flow hedges	(767)	(275)	(1,042)
	77,940	(32,976)	44,964
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	19,986	-	19,986
Minimum pension liability adjustments	(132,882)	55,544	(77,338)
Net unrealized holding gain on available-for-sale securities	(19,110)	7,978	(11,132)
Cash flow hedges	(1,715)	251	(1,464)
	¥(133,721)	¥ 63,773	¥ (69,948)

	Thousands of U.S. dollars		
	2002		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	$ 146,699	$ -	$ 146,699
Minimum pension liability adjustments	(999,113)	417,624	(581,489)
Net unrealized holding gain on available-for-sale securities	(731,894)	305,857	(426,037)
Cash flow hedges	(7,128)	3,955	(3,173)
	(1,591,436)	727,436	(864,000)
Reclassification adjustments for net loss (gain) included in net loss:			
Foreign currency translation adjustments	3,572	-	3,572
Net unrealized holding gain on available-for-sale securities	588,210	(245,872)	342,338
Cash flow hedges	(5,767)	(2,068)	(7,835)
	586,015	(247,940)	338,075
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	150,271	-	150,271
Minimum pension liability adjustments	(999,113)	417,624	(581,489)
Net unrealized holding gain on available-for-sale securities	(143,684)	59,985	(83,699)
Cash flow hedges	(12,895)	1,887	(11,008)
	$(1,005,421)	$ 479,496	$(525,925)

	Millions of yen		
	2001		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	¥ 18,990	¥ –	¥ 18,990
Minimum pension liability adjustments	(314,158)	131,222	(182,936)
Net unrealized holding gain on available-for-sale securities	(55,311)	22,759	(32,552)
Cash flow hedges	2,742	(804)	1,938
	(347,737)	153,177	(194,560)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	1,814	–	1,814
Net unrealized holding gain on available-for-sale securities	(19,652)	8,213	(11,439)
Cash flow hedges	(1,670)	744	(926)
	(19,508)	8,957	(10,551)
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	20,804	–	20,804
Minimum pension liability adjustments	(314,158)	131,222	(182,936)
Net unrealized holding gain on available-for-sale securities	(74,963)	30,972	(43,991)
Cash flow hedges	1,072	(60)	1,012
	¥(367,245)	¥162,134	¥(205,111)

	Millions of yen		
	2000		
	Before-tax amount	Tax benefit (expense)	Net-of-tax amount
Other comprehensive income (loss) arising during the year:			
Foreign currency translation adjustments	¥(19,183)	¥ –	¥(19,183)
Net unrealized holding gain on available-for-sale securities	29,539	(12,422)	17,117
	10,356	(12,422)	(2,066)
Reclassification adjustments for net loss (gain) included in net income:			
Foreign currency translation adjustments	93	–	93
Net unrealized holding gain on available-for-sale securities	(5,823)	2,453	(3,370)
	(5,730)	2,453	(3,277)
Other comprehensive income (loss), net of reclassification adjustments:			
Foreign currency translation adjustments	(19,090)	–	(19,090)
Net unrealized holding gain on available-for-sale securities	23,716	(9,969)	13,747
	¥ 4,626	¥ (9,969)	¥ (5,343)

16. COMMITMENTS AND CONTINGENCIES

As of March 31, 2002, outstanding commitments for the purchase of property, plant and equipment were approximately ¥37,818 million ($284,346 thousand).

The Company and its operating subsidiaries are contingently liable for loan guarantees in the amount of approximately ¥36,628 million ($275,398 thousand) as of March 31, 2002. In addition, Hitachi Capital Corporation, a financing subsidiary, is the guarantor of consumer loans totaling ¥508,611 million ($3,824,143 thousand) as of March 31, 2002.

Hitachi Capital Corporation provides certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, Hitachi Capital Corporation provides credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company provides a loan commitment to an affiliated company.

The outstanding balance of the revolving lines of credits, credit facilities and loan commitment is as follows:

	Millions of yen	Thousands of U.S. dollars
	2002	**2002**
Total commitment available	**¥678,861**	**$5,104,218**
Amount utilized	**1,125**	**8,459**
Balance available	**¥677,736**	**$5,095,759**

A portion of the revolving lines of credit which are pending credit approval cannot be utilized.

It is common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable.

As of March 31, 2002 and 2001, the companies are contingently liable for trade notes discounted and endorsed in the following amounts:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Notes discounted	**¥ 3,452**	¥ 6,464	**$ 25,955**
Notes endorsed	**33,062**	55,457	**248,586**
	¥36,514	¥61,921	**$274,541**

The Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the financial position and results of operations of the Company and certain subsidiaries.

17. OTHER INCOME AND OTHER DEDUCTIONS

As a part of Hitachi's corporate strategy to realign its organization to cope with the weak global demand for IT related products, intense price competition and continuous economic slow down in Japan, the Company and its subsidiaries reorganized their business structures and recorded restructuring charges of ¥140,433 million ($1,055,887 thousand) for the year ended March 31, 2002. The components of the restructuring charges are as follows:

1. Information & Telecommunication Systems division incurred ¥18,496 million ($139,068 thousand) in restructuring charges as the result of a weak demand in IT related products in its telecommunication systems business mainly in North America.
2. Electronic Devices division recorded ¥73,859 million ($555,331 thousand) in restructuring costs associated with the withdrawal from cathode ray tubes business for personal computers and realignment of the semiconductor business. The withdrawal from the cathode ray tubes business is related to the division's effort to realign its business to focus its corporate resources on the flat panel display operations. The restructuring cost of the semiconductor business is related to the reorganization of semiconductor product lines and semiconductor facilities, which were necessitated due to the intense competition and general overcapacity in the market. The restructuring charges mainly relate to the disposal of property, plant and equipment.
3. Digital Media & Consumer Products division incurred ¥17,735 million ($133,346 thousand) in restructuring charges due to the general weakness in consumer demand. The restructuring occurred mainly at the overseas television manufacturing plants and sales network.
4. High Functional Materials & Components division recorded restructuring charges of ¥14,080 million ($105,864 thousand) due to the weak demand in its IT related products, particularly the demand for mobile telephone related parts. The restructuring charges mainly relate to the disposal of property, plant and equipment.
5. Other divisions incurred restructuring charges of ¥16,263 million ($122,278 thousand) with the majority of the restructuring charges related to the disposal of property, plant and equipment.

In addition, the Company recorded a cost of ¥185,105 million ($1,391,767 thousand) primarily for special termination benefits. The special termination benefits accrual of ¥114,266 million ($859,143 thousand) as of March 31, 2002, which is related to the voluntary termination of approximately 10,100 employees, will be paid by March 31, 2003.

Under the provision of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," certain subsidiaries recognized impairment losses in the amount of ¥46,115 million ($346,729 thousand). Impairment losses amounting to ¥37,442 million ($281,519 thousand), which are classified as restructuring charges, resulted due mainly to the significant decline in demand and prices of semiconductor products.

The Company and certain subsidiaries estimated the future cash flows expected to result from the use of the assets and their eventual disposition, and recognized the sum of the expected future cash flows less the carrying amount of the asset as an impairment loss.

For the year ended March 31, 2001, the Company recorded a restructuring charge of ¥8,814 million as other deductions, primarily associated with reorganization and streamlining of its domestic and overseas Consumer Products and Power & Industrial Systems divisions. Included in this total are special termination benefits of ¥5,275 million. The special termination benefits accrual of ¥2,371 million as of March 31, 2001, which was related to the voluntary termination of approximately 340 employees, was paid by March 31, 2002.

For the year ended March 31, 2000, the Company recorded a restructuring charge of ¥65,977 million as other deductions primarily associated with the Information Systems & Electronics division and Materials division, including the integration, reorganization and streamlining of domestic and overseas subsidiaries. Included in this total are special termination benefits of ¥23,344 million, losses of ¥17,702 million on the sale or disposal of assets, impairment losses on machinery and equipment of ¥9,310 million and various other restructuring related charges of ¥15,621 million. The special termination benefits accrual of ¥18,545 million as of March 31, 2000, which was related to the voluntary termination of approximately 6,100 employees, was paid by March 31, 2001. The competitive market of hard disk drives caused its significant price decline during the year ended March 31, 2000. Under such situation, the Company recognized an impairment loss on the machinery and equipment mainly for the magnetic heads manufacturing, which are the main parts of hard disk drives, based on the comparison of the future net cash flows expected to be generated by the machinery and equipment and their carrying amounts. The present value of estimated future cash flows using a discount rate inherent to the Company was used as the fair value of those assets. Losses on the sale or disposal of assets amounted to ¥12,979 million in Information Systems & Electronics division and ¥3,895 million in Materials division.

"Other deductions" for the year ended March 31, 2002 and "Other income" for the years ended March 31, 2001 and 2000 includes the net loss on securities in the amount of ¥80,938 million ($608,556 thousand) and the net gain on securities in the amount of ¥9,334 million and ¥30,059 million, respectively. In addition, ¥15,651 million of gross realized gains on contributions of available-for-sale securities to pension fund trusts is included in "Other income" for the year ended March 31, 2001. Equity in earnings of affiliated companies included in "Other deduction" for the years ended March 31, 2002 and 2000 and "Other income" for the year ended March 31, 2001 is a loss of ¥35,756 million ($268,842 thousand), ¥6,426 million and a gain of ¥2,559 million, respectively.

18. NET INCOME (LOSS) PER SHARE INFORMATION

The reconciliations of the numbers and the amounts used in the basic and diluted net income (loss) per share computations are as follows:

	Number of shares		
	2002	2001	2000
Weighted average number of shares on which basic net income (loss) per share is calculated	**3,337,850,007**	3,337,926,578	3,337,895,280
Effect of dilutive securities:			
5th series convertible debentures	**–**	28,442,656	28,473,510
6th series convertible debentures	**–**	49,502,986	–
7th series convertible debentures	**–**	128,944,696	–
Number of shares on which diluted net income (loss) per share is calculated	**3,337,850,007**	3,544,816,916	3,366,368,790

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Net income (loss) applicable to common stockholders	**¥(483,837)**	¥104,380	¥16,922	**$(3,637,872)**
Effect of dilutive securities:				
5th series convertible debentures	**–**	325	325	**–**
6th series convertible debentures	**–**	831	–	**–**
7th series convertible debentures	**–**	2,065	–	**–**
Other	**–**	(119)	(463)	**–**
Net income (loss) on which diluted net income (loss) per share is calculated	**¥(483,837)**	¥107,482	¥16,784	**$(3,637,872)**

	Yen			U.S. dollars
Net income (loss) per share:				
Basic	**¥(144.95)**	¥31.27	¥5.07	**$ (1.09)**
Diluted	**(144.95)**	30.32	4.99	**(1.09)**

The net income per share computation for the year ended March 31, 2000 excludes 6th and 7th series convertible debentures because their effect would have been antidilutive. The net loss per share computation for the year ended March 31, 2002 excludes all series convertible debentures because their effect would have been antidilutive.

19. SUPPLEMENTARY INCOME INFORMATION

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Research and development expense	**¥415,448**	¥435,579	¥432,342	**$3,123,669**
Advertising expense	**55,075**	50,940	44,648	**414,098**
Rent	**155,237**	148,463	202,420	**1,167,195**
Exchange (gain) loss	**(7,424)**	11,307	34,292	**(55,820)**

20. SUPPLEMENTARY CASH FLOWS INFORMATION

			Millions of yen	Thousands of U.S. dollars
	2002	2001	2000	2002
Cash paid during the year for:				
Interest	¥ 52,881	¥ 50,073	¥52,046	$ 397,602
Income taxes	159,132	126,019	98,797	1,196,481

Convertible debentures issued by the Company of ¥556 million ($4,180 thousand) in 2002, ¥32 million in 2001 and ¥6 million in 2000 were converted into common stock. Convertible debentures issued by subsidiaries of ¥579 million ($4,353 thousand) in 2002, ¥2,305 million in 2001 and ¥13,462 million in 2000 were converted into subsidiaries' common stock. Capital lease assets of ¥3,874 million ($29,128 thousand) in 2002, and ¥4,672 million in 2001 were capitalized.

During the year ended March 31, 2001, the Company made an acquisition and integrated some of its subsidiaries and affiliates through exchange offer procedure as shown in note 24.

The proceeds from sale of securities classified as available-for-sale discussed in note 3 are included in both "(Increase) decrease in short-term investments" and "Proceeds from sale of investments and subsidiaries' common stock" on the consolidated statements of cash flows.

21. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Overall risk profile

The major manufacturing bases of the Company and its subsidiaries are located in Japan and Asia. The selling bases are located globally, and the Company and its subsidiaries generate approximate 30% of their sales from overseas. These sales are mainly denominated in U.S. dollar or Euro. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate.

The financing subsidiaries in London, New York and Singapore issue U.S. dollar denominated, variable rate, medium-term notes mainly through the Euro markets to finance its overseas long-term operating capital. As a result, the Company and its subsidiaries are exposed to market risks from changes in foreign currency exchange rate and interest rate.

The Company and its subsidiaries are also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified into a number of major financial institutions.

Risk management policy

The Company and its subsidiaries assess foreign currency exchange rate risk and interest rate risk by continually monitoring changes in these exposures and by evaluating hedging opportunities. It is the Company's policy that the Company and its subsidiaries do not enter into derivative financial instruments for any purpose other than hedging purposes.

Foreign currency exchange rate risk management

The Company and its subsidiaries have assets and liabilities which are exposed to foreign currency exchange rate risk and, as a result, they enter into forward exchange contracts and cross currency swap agreements for the purpose of hedging these risk exposures.

In order to fix the future net cash flows principally from trade receivables and payables recognized, which are denominated in foreign currencies, the Company and its subsidiaries on a monthly basis measure the volume and due date of future net cash flows by currencies. In accordance with their policy, a certain portion of measured net cash flows is covered using forward exchange contracts, which principally mature within one year.

The Company and its subsidiaries enter into cross currency swap agreements with the same maturities as underlying debts to fix cash flows from long-term debts denominated in foreign currencies. The hedging relationship between the derivative financial instrument and its hedged item is highly effective in achieving offsetting changes in foreign currency exchange rates.

Interest rate risk management
The Company's and its subsidiaries' exposure to interest rate risk is related principally to long-term debt obligations. These debt obligations expose the Company and its subsidiaries to variability in the future cash outflow of interest payments due to changes in interest rates. Management believes it is prudent to minimize the variability caused by interest rate risk.

To meet this objective, the Company and its subsidiaries principally enter into interest rate swaps to manage fluctuations in cash flows resulting from interest rate risk. The interest rate swaps principally change the variable-rate cash flows on debt obligations to fixed-rate cash flows principally associated with medium-term notes by entering into receive-variable, pay-fixed interest rate swaps. Under the interest rate swaps, the Company and its subsidiaries receive variable interest rate payments and make fixed interest rate payments, thereby creating fixed -rate long-term debt. The hedging relationship between the interest rate swaps and its hedged item is highly effective in achieving offsetting changes in cash flows resulting from interest rate risk.

Fair value hedge
Changes in fair value of both recognized assets and liabilities, and derivative financial instruments designated as fair value hedges of these assets and liabilities are recognized in other income (deductions). Derivative financial instruments designated as fair value hedges include forward exchange contracts associated with operating transactions and cross currency swap agreements associated with financing transactions.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2002 and 2001, respectively.

Cash flow hedge
Foreign Currency Exposure
Changes in fair value of forward exchange contracts designated and qualifying as cash flow hedges of forecasted transactions and recognized assets and liabilities are reported in accumulated other comprehensive income (AOCI). These amounts are reclassified into earnings in the same period as the hedged items affect earnings.

The sum of the amount of the hedging ineffectiveness and net gain or loss excluded from the assessment of hedge effectiveness is not material for the years ended March 31, 2002 and 2001.

It is expected that approximately ¥114 million ($857 thousand) of AOCI relating to existing forward exchange contracts will be reclassified into other deductions during the year ending March 31, 2003.

As of March 31, 2002, the maximum length of time over which the Company and its subsidiaries are hedging their exposure to the variability in future cash flows associated with foreign currency forecasted transactions is approximately 26 months.

Interest Rate Exposure
Changes in fair values of interest rate swaps designated as hedging instruments for the variability of cash flows associated with long-term debt obligations are reported in AOCI. These amounts subsequently are reclassified into interest charges as a yield adjustment in the same period in which the hedged debt obligations affect earnings.

Interest charges for the years ended March 31, 2002 and 2001 includes gains of ¥667 million ($5,015 thousand) and losses of ¥1,357 million, respectively, which represents the component excluded from the assessment of hedge effectiveness.

During the year ending March 31, 2003, approximately ¥263 million ($1,977 thousand) of AOCI related to the interest rate swaps are expected to be reclassified as an offset to interest charges as a yield adjustment of the hedged debt obligations.

The contract or notional amounts of derivative financial instruments held as of March 31, 2002 and 2001 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Forward exchange contracts:			
To sell foreign currencies	**¥105,054**	¥206,660	**$ 789,880**
To buy foreign currencies	**15,489**	18,225	**116,459**
Cross currency swap agreements:			
To sell foreign currencies	**71,798**	99,830	**539,835**
To buy foreign currencies	**170,802**	209,573	**1,284,226**
Interest rate swaps	**606,847**	775,144	**4,562,759**

22. CONCENTRATIONS OF CREDIT RISK

The Company and its subsidiaries generally do not have significant concentrations of credit risk to any counterparties nor any regions, because those are diversified and spread globally.

23. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions are used to estimate the fair values of financial instruments:

Investment in securities

The fair value of investment in securities is estimated based on quoted market prices for these or similar securities.

Long-term debt

The fair value of long-term debt is estimated based on quoted market prices or the present value of future cash flows using the companies' incremental borrowing rates for similar borrowing arrangements.

Cash and cash equivalents, Trade receivables, Short-term debt and Trade payables

The carrying amount approximates the fair value because of the short maturity of these instruments.

Derivative financial instruments

The fair values of forward exchange contracts, cross currency swap agreements and interest rate swaps are estimated on the basis of the market prices of derivative financial instruments with similar contract conditions.

The carrying amounts and estimated fair values of the financial instruments as of March 31, 2002 and 2001 are as follows:

	Millions of yen				Thousands of U.S. dollars	
	2002		2001		2002	
	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values	Carrying amounts	Estimated fair values
Investment in securities:						
Short-term investments	¥ 178,933	¥ 178,933	¥ 433,650	¥ 433,575	$ 1,345,361	$ 1,345,361
Investments and advances	446,148	446,139	554,564	554,560	3,354,496	3,354,429
Derivatives (Assets):						
Forward exchange contracts	225	225	295	295	1,692	1,692
Cross currency swap agreements	3,456	3,456	3,298	3,298	25,985	25,985
Interest rate swaps	2,672	2,672	7,690	7,690	20,090	20,090
Long-term debt	(2,164,386)	(2,222,585)	(2,293,916)	(2,398,899)	(16,273,579)	(16,711,165)
Derivatives (Liabilities):						
Forward exchange contracts	(3,128)	(3,128)	(13,512)	(13,512)	(23,519)	(23,519)
Cross currency swap agreements	(7,778)	(7,778)	(6,860)	(6,860)	(58,481)	(58,481)
Interest rate swaps	(3,021)	(3,021)	(2,516)	(2,516)	(22,714)	(22,714)

It is not practicable to estimate the fair value of investments in unlisted common stock because of the lack of a market price and difficulty in estimating fair value without incurring excessive cost. The carrying amounts of these investments at March 31, 2002 and 2001 totaled ¥73,639 million ($553,677 thousand) and ¥57,795 million, respectively.

24. MERGER AND ACQUISITION

On October 1, 2000, Hitachi Credit Corporation acquired all common stock of Hitachi Leasing, Ltd. in exchange for 13,386,240 shares of Hitachi Credit Corporation's common stock. Prior to this transaction, the ownership of Hitachi Credit Corporation, a core financial service business, and Hitachi Leasing, Ltd., a leasing and other corporate financing service business, were 53.4% and 50.0%, respectively. Consequently, the surviving entity changed its name to Hitachi Capital Corporation and became the Company's 53.0% owned subsidiary. The merger was accounted for using the purchase method and the Company consolidated Hitachi Leasing, Ltd. and its subsidiaries as if it had been merged effective April 1, 2000. The excess of purchase price over net assets acquired of the 50% interest in Hitachi Leasing, Ltd. not previously owned by the Company was not material.

The effects of the purchase to the balance sheet as of April 1, 2000 are as follows:

	Millions of yen
Cash and cash equivalent	¥ 49,768
Investment in leases	736,505
Other assets	73,018
Short-term and long-term debt	(743,985)
Other liabilities	(90,532)

On a pro forma basis, revenue, net income and the per share information of the Company, with the assumed acquisition of April 1, 1999, would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the year ended March 31, 2000.

On October 1, 2000, Kokusai Electric Co., Ltd. merged into Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. and changed its name to Hitachi Kokusai Electric Inc. Prior to the merger, Kokusai Electric Co., Ltd. and Yagi Antenna Co., Ltd., manufacturers and distributors of wireless telecommunication equipment, were 26.7% and 40.9% owned affiliates of the Company. Hitachi Denshi Co., Ltd., a manufacturer and distributor of broadcasting and telecommunication equipment, was a 63.7% owned subsidiary of the Company. Kokusai Electric Co., Ltd. issued common stock in exchange for common stock of Yagi Antenna Co., Ltd. and Hitachi Denshi, Ltd. As a result, Hitachi Kokusai Electric Inc. became a 37.4% owned affiliate of the Company and is accounted for using the equity method. Total assets and net assets of Hitachi Denshi, Ltd. and its subsidiaries as of September 30, 2000 amounted to approximately ¥56,959 million and ¥23,237 million, respectively.

On October 31, 2000, Experio Solutions Corporation (Experio), a wholly owned subsidiary of the Company, acquired the e-business consulting department of Grant Thornton LLP for ¥15,674 million in cash. In addition, Experio issued its common stock valued at ¥1,601 million to the department partners in lieu of a cash payment, and accordingly became a 91.4% owned subsidiary of the Company. The acquisition was recorded under the purchase method and the results of operations of the acquired e-business consulting have been included in the consolidated financial statements since the date of acquisition. This transaction resulted in an excess of purchase price over net assets acquired of ¥15,895 million, which is being amortized on the straight-line method over 10 years.

The allocation of acquisition costs to the assets and liabilities acquired is as follows:

	Millions of yen
Assets acquired	¥ 2,009
Goodwill	15,895
Liabilities assumed	(263)
Common stock issued to department partners	(1,601)
Direct acquisition costs	(366)
Cash paid to Grant Thornton	(15,674)

On a pro forma basis, revenue, net income and the per share information of the Company with the assumed acquisition of April 1, 2000 and 1999 would not differ materially from the amount reported in the accompanying consolidated financial statements as of and for the years ended March 31, 2001 and 2000.

25. STOCK OPTION PLANS

The Company has two stock option plans under which non-employee directors and certain employees have been granted stock options to purchase the Company's common stock. Under these stock option plans, options were granted at prices not less than market value at the date of grant, are exercisable from one year after the date of grant and expire 5 years after the date of grant. Under APB No. 25, the Company recognized no compensation expense related to employee stock options for the years ended March 31, 2002 and 2001, as no options were granted at a price below the market price on the day of the grant.

A summary of stock option plans activity for the years ended March 31, 2002 and 2001 is as follows:

	2002		2001		2002
	Stock options (shares)	Weighted-average exercised price	Stock options (shares)	Weighted-average exercised price	Weighted-average exercised price
Outstanding at beginning of year	527,000	¥1,451	–	–	$11
Granted	1,090,000	1,270	527,000	¥1,451	10
Forfeited	(180,000)	1,451	–	–	11
Outstanding at end of year	1,437,000	¥1,314	527,000	¥1,451	$10

	2002	2001
Weighted-average remaining contractual life	4.1 years	4.3 years
Options exercisable at end of year	347,000 shares	–

The pro forma effects of applying SFAS No. 123 on net income (loss) and the per share information for the years ended March 31, 2002 and 2001 were not material.

26. SUBSEQUENT EVENTS

On June 3, 2002, the Company signed a definitive agreement with International Business Machines Corp. (IBM) to transfer IBM's hard disk drive operations and related intellectual property portfolio to a new stand-alone company. Hitachi will purchase the majority ownership in this new company for a total cash purchase price of ¥272,650 million ($2,050,000 thousand). The purchase price, which will be subject to a purchase price adjustment, will be paid over a three-year period in the amounts of ¥190,855 million ($1,435,000 thousand), ¥27,265 million ($205,000 thousand) and ¥54,530 million ($410,000 thousand) for a cumulative ownership interest by the Company of 70%, 80% and 100% in each of the three years, respectively. The Company will have full voting rights to the new company upon closing and the new company will be required to have ¥19,950 million ($150,000 thousand) in cash and cash equivalents prior to closing.

On May 28, 2002, the Company signed a share exchange agreement with UNISIA JECS Corporation (UJ) to assume full ownership of UJ by exchanging 0.197 shares of the Company's common stock for each share of UJ common stock outstanding. This transaction will be completed on October 1, 2002 and the Company will be issuing 25,143,245 shares in total. This share exchange agreement is subject to approval by the UJ shareholders' meeting on June 27, 2002.

KPMG

To the Shareholders and Board of Directors of
Hitachi, Ltd.:

We have audited the accompanying consolidated balance sheets of Hitachi, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended March 31, 2002, all expressed in yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The segment information required to be disclosed in financial statements under accounting principles generally accepted in the United States of America is not presented in the accompanying consolidated financial statements. Foreign issuers are presently exempted from such disclosure requirement in Securities Exchange Act filings with the United States Securities and Exchange Commission.

In our opinion, except for the omission of segment information, as discussed in the third paragraph, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of Hitachi, Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements as of and for the year ended March 31, 2002 have been translated into United States dollars solely for the convenience of the reader. We have recomputed the translation and, in our opinion, the consolidated financial statements expressed in yen have been translated into United States dollars on the basis set forth in Note 2 to the consolidated financial statements.

KPMG

KPMG
Tokyo, Japan
May 17, 2002, except as to Note 26, which is as of June 3, 2002

FIVE-YEAR SUMMARY

Hitachi, Ltd. and Subsidiaries

	Millions of yen				
	2002	2001	2000	1999	1998
For the year:					
Net sales	**¥7,993,784**	¥ 8,416,982	¥8,001,203	¥7,977,374	¥ 8,416,834
Operating income (loss) (note)	**(117,415)**	342,312	174,364	(34,074)	209,007
Net income (loss)	**(483,837)**	104,380	16,922	(327,611)	12,163
Cash dividends declared	**10,013**	36,716	20,026	18,357	36,716
Capital investment (Property, plant and equipment)	**856,279**	971,095	574,642	585,718	712,672
Depreciation (Property, plant and equipment)	**529,418**	505,507	541,253	547,022	550,393
R&D expenditures	**415,448**	435,579	432,342	496,728	510,878
At year-end:					
Total assets	**9,915,654**	11,246,608	9,983,361	9,847,742	10,291,892
Net property, plant and equipment	**2,514,424**	2,674,957	2,554,749	2,607,607	2,646,132
Stockholders' equity	**2,304,224**	2,861,502	2,987,687	3,006,015	3,380,511

	Yen				
Per share information:					
Net income (loss):					
Basic	**¥(144.95)**	¥ 31.27	¥ 5.07	¥ (98.15)	¥ 3.64
Diluted	**(144.95)**	30.32	4.99	(98.15)	3.58
Net income (loss) per ADS (representing 10 shares):					
Basic	**(1,450)**	313	51	(982)	36
Diluted	**(1,450)**	303	50	(982)	36
Cash dividends declared	**3.0**	11.0	6.0	5.5	11.0
Cash dividends declared per ADS (representing 10 shares)	**30**	110	60	55	110
Stockholders' equity	**690.28**	857.27	895.08	900.57	1,012.77
Number of employees	**321,517**	340,939	337,911	328,351	331,494

Note: In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as net sales less cost of sales and selling, general and administrative expenses. Under accounting principles generally accepted in the United States of America, restructuring charges, impairment losses and special termination benefits are included as part of operating income (loss). See note 17 to the consolidated financial statements.

Net Sales
(billions of yen)



'98
'99
'00
'01
'02
8,417
7,977
8,001
8,417
7,994

Net Income (Loss)
(billions of yen)



'98
'99
'00
'01
'02
12
(328)
17
104
(484)

Capital Investment
(billions of yen)



'98
'99
'00
'01
'02
713
586
575
971
856

Total Assets
(billions of yen)



'98
'99
'00
'01
'02
10,292
9,848
9,983
11,247
9,916

Net Income (Loss) per Share–Diluted
(yen)



'98
'99
'00
'01
'02
3.58
(98.15)
4.99
30.32
(144.95)

Stockholders' Equity per Share
(yen)



'98
'99
'00
'01
'02
1,013
901
895
857
690

(As of March 31, 2002)

Corporate Name
Hitachi, Ltd.
(Kabushiki Kaisha Hitachi Seisakusho)

Principal Office
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010, Japan

Founded
1910 (Incorporated in 1920)

Number of Employees
321,517

Number of Shares Issued
Common Stock: 3,338,481,041 shares

Number of Shareholders
376,206

Transfer Agent for the Shares
TOKYO SECURITIES TRANSFER AGENT
CO., LTD.
5-1, Marunouchi, 1-chome, Chiyoda-ku,
Tokyo, 100-0005, Japan
Tel. +81-3-3212-4601

Depositary and Registrar for American Depositary Receipts
(New York Stock Exchange Listed Symbol – HIT)
Citibank, N.A.
111 Wall Street, 20th Floor
New York, New York 10005, USA

Toll-free phone 1-877-CITI-ADR (248-4237)
E-mail: citibank@em.fcnhd.com
Website: www.citibank.com/adr

Overseas Stock Exchange Listings
Luxembourg, Frankfurt, Amsterdam
Paris and New York stock exchanges

Japanese Stock Exchange Listings
Tokyo, Osaka, Nagoya, Fukuoka
and Sapporo stock exchanges

Independent Auditors
KPMG

Internet Address
http://global.hitachi.com

For further information, please contact:
Investor Relations
Japan
Hitachi, Ltd.
6, Kanda-Surugadai 4-chome,
Chiyoda-ku, Tokyo 101-8010, Japan
TEL: 03-3258-1111
E-mail: IR@hdq.hitachi.co.jp

U.S.A.
Hitachi America, Ltd.
Hitachi Plaza, 2000 Sierra Point Parkway, Brisbane,
California 94005-1835 U.S.A.
TEL: 1-650-244-7902
E-mail: investor.info@hal.hitachi.com

Europe
Hitachi Europe Ltd.
Whitebrook Park, Lower Cookham Road,
Maidenhead Berkshire SL6 8YA U.K.
TEL: 44-(0)1628-585379
E-mail: investor.info@hitachi-eu.com

Asia
Hitachi Asia Ltd.
16 Collyer Quay, #20-00 Hitachi Tower,
Singapore 049318
TEL: 65-6231-2522
E-mail: investor.info@has.hitachi.com.sg

HITACHI
Inspire the Next

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